 As filed with the Securities and Exchange Commission on January 12, 2000

                                                 Registration No. 333-94051

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                                  LYCOS, INC.
             (Exact name of registrant as specified in its charter)

        Delaware                                             04-3277338
     (State or other                                        (IRS Employer
     jurisdiction of                                   Identification Number)
    incorporation or
      organization)         400-2 Totten Pond Road,
                          Waltham, Massachusetts 02451
                                 (781) 370-2700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------
                                Robert J. Davis
                                  Lycos, Inc.
                             400-2 Totten Pond Road
                          Waltham, Massachusetts 02451
                                 (781) 370-2700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
                                With Copies to:

         Mark H. Burnett, Esq.                   Stephen L. Burns, Esq.
        Kenneth J. Gordon, Esq.                 Cravath, Swaine & Moore
    Testa, Hurwitz & Thibeault, LLP                 Worldwide Plaza
            125 High Street                        825 Eighth Avenue
      Boston, Massachusetts 02110               New York, New York 10019
             (617) 248-7000                          (212) 474-1000

  Approximate date of commencement of proposed sale to the public: Immediately after the effective date of this registration statement.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. The prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 12, 2000

                                5,000,000 Shares

                             [LOGO OF LYCOS, INC.]

                                  Common Stock

                                   --------

  Our common stock is traded on The Nasdaq Stock Market's National Market under the symbol "LCOS". On January 11, 2000, the last reported sale price of our common stock was $70.25 per share.

  The underwriters have an option to purchase a maximum of 750,000 additional shares of our common stock to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 4.

                                                         Underwriting
                                              Price to   Discounts and   Proceeds
                                               Public     Commissions    to Lycos
                                            ------------ ------------- ------------
Per Share..................................    $             $             $
Total...................................... $             $            $

  Delivery of the shares of common stock will be made on or about     , 2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                                Goldman, Sachs & Co.

                                                             Merrill Lynch & Co.

Allen & Company Incorporated

                                Bear, Stearns & Co. Inc.

                                              Chase H&Q

                  The date of this prospectus is      , 2000.

[On the top of the page is the logo for lycos.com. Beneath which are the words "Get Traffic!" appearing in blue text in a yellow oval. Beneath which is a box with a blue border containing the logos for lycos.com, hotbot.com, angelfire.com and tripod.com. Beneath this box are the words "Retain Traffic!" appearing in blue text in a yellow oval. Beneath which is another box with a blue border containing the logos for quote.com, sonique.com, gamesville.com, Wired News and Lycos Zone. Beneath this box are the words "Monetize Traffic!" appearing in blue text in a yellow oval. Beneath which is a third box with a blue border containing the logos for LYCOShop, americangreetings.com, barnesandnoble.com, WingspanBank.com and Healtheon/WebMD.]


americangreetings.com, barnesandnoble.com, WingspanBank.com and Healtheon/WebMD are not trademarks of Lycos and are trademarks of their respective organizations. All other trademarks on this page are the property of Lycos .

                                 ------------

                               TABLE OF CONTENTS

                                   Page
                                   ----
Prospectus Summary................   1
Risk Factors......................   4
Special Note Regarding Forward-
 Looking Statements...............  14
Use of Proceeds...................  15
Price Range of Common Stock.......  15
Dividend Policy...................  15
Capitalization....................  16
Dilution..........................  17
Selected Consolidated Historical
 Financial Data...................  18

                                      Page
                                      ----
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations..........   19
Business............................   31
Management..........................   44
Underwriting........................   46
Notice to Canadian Residents........   48
Legal Matters.......................   49
Experts.............................   49
Where You Can Find More Information.   49
Index to Consolidated Financial
 Statements.........................  F-1


                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

   Except as otherwise indicated, the information in this prospectus does not reflect the issuance of 4,951,674 shares of our common stock in connection with our acquisitions of Quote.com and Gamesville.com in December 1999 and assumes that the underwriters' over-allotment option is not exercised.

   Lycos is a registered trademark of Carnegie Mellon University and we have a perpetual right to the Lycos trademark. HotBot, Tripod and several other Lycos products and websites referred to in this prospectus are trademarks of Lycos. Other product, company or organization names cited in this prospectus may be trademarks of their respective companies or organizations.

                               PROSPECTUS SUMMARY

   The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the financial statements.

                                     Lycos

   Lycos is a global media company operating one of the Internet's leading networks of separately branded websites. The Lycos Network is one of the most visited online destinations in the world, attracting nearly one of every two U.S. Internet users in November 1999. According to a Media Metrix report, the Lycos Network of branded websites included four of the twenty most popular U.S. sites on the Internet, and had over 29 million unique users in November 1999. The Lycos Network enables users to quickly access and retrieve information, communicate with other Internet users, easily establish online communities and engage in commerce. Our popular websites provide a broad offering of integrated content and services, attracting users into the Lycos Network through multiple points of entry and creating a large and diverse audience. While users typically access the Lycos Network for specific content through one of our branded sites, they are encouraged to remain in the Lycos Network by the breadth of our product offerings and the easy navigation possible amongst our sites.

   We derive our revenues primarily from online advertising and e-commerce. Demand for online advertising is expected to grow significantly in the future. According to Forrester Research, the market for online advertising is expected to grow from $3.3 billion in 1999 to $33.1 billion by 2004. We believe that we are well positioned to serve this market as the Lycos Network provides advertisers a large and diverse audience and the ability to segment and target that audience. The wide variety of content and services available on the Lycos Network enables advertisers to focus their promotional efforts on the Lycos Network sites most relevant to their product or service offerings. The Lycos Network has attracted a wide variety of advertisers, including Dell, Intel, Motorola, Johnson & Johnson, Macy's, OfficeMax and Sears.

   The electronic commerce, or e-commerce, market is also projected to experience significant growth. International Data Corporation projects that e-commerce revenues will grow from $50.4 billion in 1998 to $1.3 trillion by 2003. We generate e-commerce revenue through two principal means. We integrate product and service offerings from merchant partners directly into our search, directory and community offerings on a topical basis. In addition, in October 1999, we launched our online marketplace, LYCOShop, providing users with a seamless e-commerce experience that incorporates products from over 2,000 retailers, as well as classified advertising and auctions.

   We expect that international users will become a substantial part of the Internet user base in the future. According to International Data Corporation, Web users outside the U.S. will increase from 79.4 million in 1998 to 325.5 million in 2003. We have broadened our offerings outside of the U.S. by expanding into Latin America and by partnering with local media and technology companies in Asia and Europe. We currently offer country-specific versions of our Lycos search and navigation service and other selected network services in Argentina, Belgium, Brazil, Chile, Denmark, France, Germany, Ireland, Italy, Japan, Mexico, The Netherlands, Norway, Peru, Singapore, South Korea, Spain, Sweden, Switzerland, the United Kingdom and Venezuela.

Our Strategy

   Our goal is to be the most visited and utilized global online destination. The essential elements of our strategy are to:

  .  expand the reach of the Lycos Network;

  .  increase the frequency and duration of user visits to the Lycos Network;

  .  continue to provide comprehensive advertising solutions;

  .  provide a compelling e-commerce platform; and

  .  expand the global presence of the Lycos Network.

Recent Developments

   As part of our strategy to continue to expand our product and service offerings and audience reach, in December 1999, we completed the acquisitions of Quote.com and Gamesville.com.

  . Quote.com is a leading online provider of financial content and tools to independent investors, including stock quotes, news and research information. With this acquisition, Lycos advanced its presence in the online financial industry, bringing an added dimension to the Lycos user experience and a new branded point of entry into the Lycos Network.

  . Gamesville.com is a leading online gaming site that is now the featured product offering on the Lycos Games WebGuide. Gamesville.com's approach to interactive gaming allows thousands of registered contestants to compete for cash and other prizes in live card games, trivia quizzes and other traditional games such as bingo. According to Media Metrix, in November 1999, the Gamesville.com site ranked third among the top 500 U.S. websites based on average duration per visit of approximately 15 minutes.

   We were incorporated in Delaware in June 1995. Our principal executive offices are located at 400-2 Totten Pond Road, Waltham, Massachusetts 02451, and our telephone number is (781) 370-2700. We maintain a site on the Web at www.lycos.com; however, the information found on our website is not part of this prospectus.

                                  The Offering

 Common stock offered.........................  5,000,000 shares
 Common stock to be outstanding after this
  offering....................................  107,126,813 shares
 Use of proceeds..............................  General corporate purposes, including potential
                                                acquisitions
 Nasdaq National Market symbol................  LCOS

   We calculated the number of shares of common stock to be outstanding after this offering based on the number of shares outstanding on December 31, 1999. This number excludes an aggregate of 39,139,158 shares of common stock that we have reserved for issuance under our stock option plans, of which 23,054,318 were subject to outstanding options as of December 31, 1999 at a weighted average exercise price of $29.24 per share.

                      Summary Consolidated Financial Data

   The following summary consolidated financial data of Lycos as of and for the years ended July 31, 1999, 1998, 1997 and 1996 have been derived from the consolidated financial statements of Lycos, which have been audited by KPMG LLP, independent certified public accountants. The Lycos summary consolidated financial data as of October 31, 1999 and for the three months ended October 31, 1999 and 1998 have been derived from the unaudited financial statements of Lycos, which have been prepared on the same basis as the audited financial statements of Lycos. On August 25, 1998 and July 26, 1999, Lycos effected 2 for 1 stock splits. All share and per share data included in this prospectus give effect to these stock splits. You should read the summary consolidated financial data together with our consolidated financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We have adjusted the balance sheet data as of October 31, 1999 to give effect to our sale of 5,000,000 shares of common stock in the offering, at an assumed public offering price of $70.25 (the last reported sale price of a share of our common stock on The Nasdaq National Market on January 11, 2000).

                                                                   Three Months
                                 Year Ended July 31,             Ended October 31,
                          -------------------------------------  ------------------
                           1996      1997      1998      1999      1998      1999
                          -------  --------  --------  --------  --------  --------
                           (in thousands, except per share
                                        data)                       (unaudited)
Statements of Operations
 Data:
Revenues:
 Advertising............  $ 4,478  $ 17,417  $ 41,768  $ 93,440  $ 17,275  $ 39,015
 Electronic commerce,
  license and other.....      779     4,856    14,292    42,081     7,509    17,019
                          -------  --------  --------  --------  --------  --------
   Total revenues.......    5,257    22,273    56,060   135,521    24,784    56,034
Cost of revenues........    2,901     4,336    12,513    28,727     5,300    11,671
                          -------  --------  --------  --------  --------  --------
   Gross profit.........    2,356    17,937    43,547   106,794    19,484    44,363
Operating expenses:
 Research and
  development...........      906     4,301     9,477    26,279     5,304     9,277
 In process research
  and development.......      452       --     17,280       --        --        --
 Sales and marketing....    4,748    19,126    35,036    78,807    16,170    30,156
 General and
  administrative........    1,692     2,719     5,631    16,250     2,486     5,435
 Amortization of
  intangible assets.....      360       540     7,614    52,428    11,136    28,237
                          -------  --------  --------  --------  --------  --------
   Total operating
    expenses............    8,158    26,686    75,038   173,764    35,096    73,105
                          -------  --------  --------  --------  --------  --------
Operating loss..........   (5,802)   (8,749)  (31,491)  (66,970)  (15,612)  (28,742)
Interest income.........      714     2,130     3,052     6,167     1,896     1,700
Other income, net.......      --        --        --      8,759    10,120       --
                          -------  --------  --------  --------  --------  --------
Loss before income
 taxes..................   (5,088)   (6,619)  (28,439)  (52,044)   (3,596)  (27,042)
Provision for income
 taxes..................      --        --        --        --        --        480
                          -------  --------  --------  --------  --------  --------
Net loss................  $(5,088) $ (6,619) $(28,439) $(52,044) $(3,596)  $(27,522)
                          =======  ========  ========  ========  ========  ========
Basic and diluted net
 loss per share.........  $ (0.11) $  (0.12) $  (0.46) $  (0.60) $  (0.04) $  (0.29)
                          =======  ========  ========  ========  ========  ========
Weighted average shares
 used in computing basic
 and diluted net loss
 per share..............   47,970    55,179    61,866    86,428    83,820    95,569
                          =======  ========  ========  ========  ========  ========

                                       July 31,                  October 31, 1999
                         ------------------------------------- ---------------------
                           1996     1997     1998      1999     Actual   As Adjusted
                         -------- -------- --------- --------- --------- -----------
                                    (in thousands)                  (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............ $ 44,142 $ 40,766 $ 153,728 $ 152,970 $ 163,039 $  500,317
Working capital.........   39,974   38,129   147,062   167,708   172,884    510,162
Total assets............   53,661   65,419   317,235   874,642   859,358  1,196,636
Long-term portion of
 deferred revenues, net
 of current portion.....      --     5,100    26,160    55,934    42,544     42,544
Total stockholders'
 equity.................   44,106   37,647   237,164   725,683   704,657  1,041,935

                                  RISK FACTORS

   The following risk factors should be considered in conjunction with the other information included and incorporated by reference in this prospectus before purchasing our common stock.

Our limited operating history makes it difficult to predict our performance.

   We have a limited operating history for you to use in evaluating our prospects. We generated revenues of $56.1 million for the fiscal year ended July 31, 1998 and revenues of $135.5 million for the fiscal year ended July 31, 1999. We generated revenues of $56.0 million for the fiscal quarter ended October 31, 1999. Due to our limited operating history, you should not take the recent revenue growth as indicative of the rate of revenue growth, if any, that you can expect in the future. You should consider the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies operating in new and rapidly evolving markets, such as ourselves. We may not successfully address these risks, which include:

  .   the ability to continue to develop and extend the Lycos brand;

  .   the ability to maintain and increase levels of traffic on our websites;

  .   the ability to maintain a premier position on the America
      Online/Netscape Web browser or to enter into additional distribution relationships and strategic alliances;

  . the ability to continue to develop or acquire content, features and functionality for our services;

  . the development of equal or superior services or products by competitors;

  . the failure of the market to adopt the Internet as an advertising or commercial medium;

  . the reduction in market prices for Internet-based advertising as a result of competition or otherwise;

  . the ability to effectively generate commerce-related revenues through sponsored services and placements in our services; and

  .  the success in attracting, retaining and motivating qualified personnel.

   As a strategic response to a changing competitive environment, we may choose to make pricing, service or marketing decisions or acquisitions that would adversely impact our operations and therefore increase our losses. Due to the nascent nature of the Internet industry, we believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely upon them as an indication of our future performance.

We have a history of significant losses.

   We have incurred significant losses since our inception and may incur losses in the future. As of October 31, 1999, we had an accumulated deficit of $119.8 million. We reported a loss of $0.46 per share for the year ended July 31, 1998 and a loss of $0.60 per share for the year ended July 31, 1999. We reported a loss per share of $0.29 for the fiscal quarter ended October 31, 1999. We currently expect that our operating expenses will continue to increase significantly as our sales and marketing operations are expanded and as we fund further product development and acquire complementary products and technologies. Our potential inability to keep short-term expense levels in line with revenues could adversely affect our financial results for any given quarter. It is possible that in some future quarter our operating results may be below the expectations of analysts and investors which could reduce the price of our common stock.

Our operating results can be affected by seasonality.

   We have experienced, and expect to continue to experience, seasonality in our business. Historically, users have made a smaller number of visits to our websites and the websites of our partners during the summer and the year-end vacation periods.

Our stock price is volatile and is affected by factors relating to the Internet industry.

   The price of our common stock has been and may continue to be subject to wide fluctuations in response to any of the following events:

  .  quarterly variations in results of operations;

  . announcements of new technological innovations or new products and media properties by us or our competitors;

  . changes in financial estimates and recommendations by securities analysts;

  . the operating and stock price performance of other companies that investors may deem comparable to us; and

  .  news relating to trends in our markets.

   Also, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Additionally, fluctuations in the market price of our common stock could result in stockholder lawsuits, which potentially could impair our business.

We may not be able to maintain advertising revenues if the Internet is not adopted as an advertising medium.

   We earn a significant portion of our revenues by selling advertisements on our Web pages. For the fiscal year ended July 31, 1999, advertising revenues represented approximately 69% of our total revenues and for the fiscal quarter ended October 31, 1999, advertising revenues represented approximately 70% of our total revenues. We will not be able to sustain or increase our advertising revenues if the Internet does not develop into an attractive and sustainable advertising medium. For example, Internet users may purchase "filter" software programs that limit or remove advertising from the user's desktop. The widespread adoption of this software by users could negatively impact the use of advertising on the Web. It is also difficult to predict which method of pricing will be adopted by the industry or advertisers. For example, our advertising revenues could decrease if advertising rates are based on the number of users who access the advertiser's website from one of our network websites or seek additional information about a product or service by "clicking" on the advertisement, rather than rates being based solely on the number of times an advertisement is displayed. Our strategy is to continue to develop advertising and other methods of generating revenues through the use of our products and services. In order to maintain and increase advertising revenues, we must develop a large base of users of our products and services with demographic characteristics attractive to advertisers. Additionally, we may be required to expand our advertising sales force, which would increase our costs.

We may not be able to deliver or measure the delivery of advertisements reliably.

   The process of reliably delivering and tracking advertising placement within large, high-traffic websites such as ours is an increasingly important and complex task, and currently available software programs and other tracking methods are rapidly evolving. We license an advertising management system from a third party. To the extent that we encounter system failures or material difficulties in the operation of this system, we could be unable to deliver banner advertisements and sponsorships through our websites. Any extended failure of, or other material difficulties with, our advertising management system may require us to provide free advertising to our customers. In addition, advertising clients may not advertise on our websites or may pay less for advertising if they do not perceive our measurements to be accurate or reliable.

We may incur costs in connection with our arrangements with advertisers and sponsors.

   We sell advertising space on our websites and allow third-parties to provide sponsored services and placements on our websites under agreements with advertisers and sponsors which expose us to potentially significant financial risks. In connection with these arrangements, we provide, and sometimes guarantee, a minimum number of times that an advertisement is displayed or a minimum number of user requests for additional information is made by clicking on the advertisement or promotional hyperlink. We may receive sponsorship fees as well as a portion of transaction revenues received by these third-party sponsors from users originated through our websites. These sponsorship arrangements expose us to potentially significant financial risks, including the risk that we may fail to deliver the required number of advertisement displays or user requests for additional information. If we fail to deliver these minimums, the fees payable to us may decline or we may be required to provide sponsorship services to the sponsor for free for a limited "make good" period.

   Our contracts with advertisers and sponsors typically have short terms and are terminable on relatively short notice. Third-party sponsors may decide not to renew the sponsorship agreements upon termination. Some of these arrangements also require us to integrate sponsors' content with our services. We must dedicate resources and significant programming and design efforts to accomplish this integration. We may not be able to attract additional sponsors or renew existing sponsorship agreements when they terminate. In addition, we have granted exclusivity provisions to some of our sponsors, and may in the future grant additional exclusivity provisions. These exclusivity provisions may prevent us for the duration of these exclusivity agreements from accepting advertising or sponsorship agreements within a particular subject matter in our websites or across our entire service network.

We depend on third-party relationships for distribution and content of our websites.

   We depend on a number of third-party relationships to attract users to our websites and consequently to generate revenues. We require those third-parties to provide users with access to our products and services. If we are unable to attract users to our websites, advertising revenues could be impaired, advertisers and sponsors may terminate their agreements with us, advertisers may not be willing to pay as much as they currently pay to appear on the Lycos Network and we may be required to supply our services under agreements with advertisers for free.

 Browser services provided by AOL/Netscape.

   We depend on our arrangement with AOL/Netscape relating to the positioning of our products and services on the Netscape Web browser to create traffic on our websites and consequently to generate revenues. If AOL/Netscape or any other Web browser grants an exclusive arrangement for positioning on its Web browser to our competitors, then our business may be impaired. In addition, users have experienced difficulties due to browser failures unrelated to our systems, products and services.

   Although our agreements with AOL/Netscape may be terminated only under particular circumstances, if we are unable to continue as a preferred provider for AOL/Netscape, our websites could lose a material portion of our users, the level of use on competing services could substantially increase and our websites could become less attractive to advertisers, reducing our revenues.

 Other third-party relationships.

   We depend on website operators that provide links to our websites or otherwise use our services to create traffic on these websites. We license some technology and related databases from third parties, including search, telephone directories, chat, street mapping and other similar services. We believe that many of our third party relationships are important to our ability to attract traffic and advertisers. Any errors, failures or delays experienced in connection with these third party technologies and information services could alienate our users and adversely affect our brand and our business. Although we view these relationships as important, most of our arrangements do not include minimum commitments to use our services or to provide access or links to Lycos' products or services in the future, are not exclusive and generally have a term of only one to three years. In addition, our partners may not regard their relationship with us to be as important to their own respective businesses and operations. Our partners may reassess their commitment to our products or services at any time in the future, or may develop their own competitive products or services. The failure of one or more of our partnering relationships to achieve or maintain market acceptance or commercial success, or the termination of one or more successful collaborative relationships, could adversely impact our ability to conduct our business.

 Content.

   We rely on content developed by third parties. We believe that third party content is an important element in attracting users to our websites. Failure of these third party content providers to develop and maintain high quality products and services or our inability to enter into agreements allowing our users to access this content could impair our ability to attract users and advertisers.

We face risks relating to our customers' liquidity.

   The Internet as a commercial endeavor has been in existence for a relatively short period of time. The costs of establishing a website are low, and new online service providers, content providers and advertisers are launched regularly. Many of our advertisers and electronic commerce sponsors were funded with venture capital and other forms of financing before they proved to be successful. Those companies that are unable to prove themselves successful before they have spent their initial funding may find it difficult or impossible to secure additional funding and, therefore, difficult to pay amounts due to us. Our losses could increase if any of our advertisers or electronic commerce sponsors fails to pay amounts due on a timely basis.

We compete with a variety of competitors both to attract Internet users to visit our websites and to attract advertisers and sponsors to place content on our websites.

   The market for Internet products and services, including those which we offer to Internet users, is highly competitive. We compete with other providers both to attract Internet users and to attract advertisers and sponsors. For example, we compete with search program services that allow a user to search the databases maintained by us and our competitors simultaneously. We also compete indirectly with database vendors that offer information search and retrieval capabilities with their core database products. Our community-based websites, Tripod and Angelfire.com, compete with other community-based websites.

   Additional competition may come from a variety of companies that have begun to offer or have announced their intention to offer services similar to those currently offered by us. For example, many large media companies have developed or acquired Internet navigation services and are attempting to become "gateway" or "portal" sites through which users may access the Internet, similar to the sites maintained by us and our competitors. These entities may be able to utilize their substantial financial resources and access to traditional media outlets to promote their competitive businesses and access a substantial user base. Additionally, companies with greater financial resources may acquire our competitors or may enter into joint ventures and/or licensing arrangements involving our competitors.

   A number of companies offering Internet products and services, including our direct competitors, recently have begun to integrate multiple features within their products and services, including search and retrieval features. For example, the Web browser offered by AOL/Netscape, which is a substantial source of users for us, may incorporate and promote information search and retrieval capabilities in future releases or upgrades. This integration of search and retrieval capabilities could make it more difficult for Internet viewers to find and to use our products and services.

   We also compete with traditional off-line media, including print and television, for a share of advertising budgets.

   If our competitors become more successful than us in attracting users, then our attractiveness to advertisers will be diminished. We believe that the principal competitive factors in attracting users include:

  .  name recognition;

  .  quality of content and commerce offerings;

  .  site performance;

  .  ease of use;

  .  features; and

  .  quality of support.

   We receive a majority of our revenue from selling advertising space on our websites and allowing third parties to provide sponsored services and placements on our websites under sponsorship agreements with us. There is intense competition based on price in the sale of advertising on the Internet, and we may not be able to compete successfully against our current or future competitors.

We may be subject to risks associated with e-commerce.

   We believe that the portion of our business dedicated to e-commerce will play a significant role in our future financial growth and development. In order to support our electronic commerce initiative, we must rely on our third party suppliers. The failure of our third party suppliers to provide quality service to users of our websites, to deliver to our users on a timely basis the products purchased on our websites, or to deliver satisfactory products may result in user dissatisfaction, which may, in turn, cause users to stop visiting our websites or using our services. In addition, to the extent that we are an intermediary in electronic commerce transactions, it is possible that users may involve us in claims associated with the sale of goods, including claims relating to product liability and consumer protection. In addition, we may suffer losses as a result of orders placed with fraudulent credit card data, even though the consumer's payment for these orders has been authorized by the associated financial institution.

We are uncertain whether our products and services will be accepted by the market.

   The market for our products and services has only recently begun to develop and is rapidly evolving. An increasing number of market entrants have introduced or developed products and services for use on the Internet. Our market depends on the increased use of the Internet for information publication and distribution and for commerce. Additionally, this market depends on the development of the Internet as an advertising medium. Our future operating results will depend upon:

  .  the growth of Internet advertising and commerce markets;

  .  the successful implementation of our advertising programs; and

  . our ability to establish electronic commerce and licensing relationships and other strategic alliances.

We cannot assure you that:

  . the Internet advertising or commerce market will develop as an attractive and sustainable medium;

  . we will achieve or sustain market acceptance of our products and services; or

  .  we will be able to execute our business plan successfully.

As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are very uncertain. The Internet industry is young and has few proven products. In addition, the current Internet infrastructure may not effectively support the growth, if any, that may occur in the use of the Web. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, quality of service and acceptance of advertising and electronic commerce) remain unresolved. These critical issues may impact the growth of the Internet, the placement of advertisements on the Internet or the growth of the Internet as a means of electronic commerce.

Our systems may fail to function or may not have adequate capacity which could impair our ability to attract advertisers and users.

   The satisfactory performance, reliability and availability of our services and our network infrastructure are critical to attracting Internet users and maintaining relationships with business customers and consumers. System interruptions that result in the unavailability of sites or slower response times for consumers would reduce the number of advertisements purchased and reduce the attractiveness of our online services to business customers and consumers. Any increase in system interruptions or slower response times could adversely impact our ability to conduct our business. We have experienced system interruptions in the past, and interruptions are expected to occur from time to time in the future.

   We are dependent on hardware suppliers for prompt delivery, installation and service of servers and other equipment and services used to provide our products and services. Substantially all of our computer systems are located at the New Jersey, California and Massachusetts sites of Exodus Communications. A system failure at any of these locations may harm the performance of our products and services. This system and, as a result, our business, is vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events.

   Any substantial increase in traffic on the Lycos Network or on any of our websites will require us to expand and adapt our network infrastructure. Our inability to add additional software and hardware to accommodate increased traffic on the Lycos Network or on any of our websites may cause unanticipated system disruptions and result in slower response times. In addition, we currently depend on a limited number of suppliers for certain key technologies used to roll out and manage the Lycos Network. We may not be able to expand our network infrastructure on a timely basis to meet increased demand and key technology suppliers may not continue to provide us with products and services that meet our requirements.

We must be able to adapt to technological change and to develop new products to remain competitive.

   The market for Internet products and services is characterized by rapidly changing technology, evolving industry standards and customer demands, and frequent new product introductions and enhancements. These market characteristics are exacerbated by the emerging nature of this market and the fact that many companies are expected to introduce new competitive Internet products and services in the future. To be successful, we must continually improve the performance, features and reliability of our products and services. In addition, a key element of our business strategy is the development, introduction and integration of new products and services that take advantage of the increasing use of the Internet. We cannot assure you that we will be successful in developing or integrating these products or services or that they will meet with market acceptance. In addition, our new product releases may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence in our products and services and, consequently, viewer support, which will diminish the use of our products and services.

We face risks associated with brand development.

   We believe that establishing and maintaining the Lycos Network brand is crucial to the continued expansion and attraction of our Internet audience. We believe that the importance of brand recognition will increase in the future due to the growing number of Internet sites. Promotion and enhancement of the Lycos Network brand will depend largely on our ability to provide consistently high-quality products and services. The Lycos Network brand could be impaired if:

  .  we do not provide consistently high-quality products and services;

  . consumers do not believe that our products and services are of high quality;

  .  consumers do not use new products and services which we introduce; or

  .  our new business ventures are not favorably received by consumers.

The acquisitions and investments that we have made and may make in the future may not be successful and may create unanticipated problems for us.

   We have completed acquisitions of companies, technologies and assets that we believe complement our business. We may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices or to complete any desired acquisitions. In addition, we may not be able to successfully integrate any or all of the businesses we have recently acquired into our operations. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization expenses and write-downs of acquired assets.

   Acquisitions involve numerous additional risks, including difficulties in the assimilation of the operations, services, products and personnel of the acquired company. Our systems, procedures or controls may not be able to support increased operations resulting from acquisitions. Acquisitions also divert management's attention from other business concerns. We also encounter risks by entering markets in which we have little or no experience. Problems with an acquired business could impair our performance. We have, in general, made investments in companies involved in the development of technologies or services that we believe are complementary or related to our operations. We may make investments of this type in the future. We have invested in companies that are in an early stage of development and may be expected to incur substantial losses. We cannot assure you that any investments in these companies will result in any return, nor can we provide any assurance as to the timing of any return.

We face risks associated with litigation.

   We are subject to several purported class action lawsuits. One of the complaints alleges, among other claims, violations of the United States federal securities law through alleged misrepresentations relating to our agreement to enter into an announced and later terminated transaction with USA Networks and certain affiliated companies. Each complaint seeks an unspecified award of damages. We are also a party to other lawsuits in the ordinary course of our business. An adverse outcome in, or a decision to settle, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits which they could otherwise devote to our business. For a more detailed description of these lawsuits, see "Business--Legal Proceedings."

We face risks associated with international expansion.

   International sales, primarily from licensing our products and services, accounted for less than 10% of our revenues for the fiscal year ended July 31, 1999 and the fiscal quarter ended October 31, 1999. As part of our business strategy, we have entered into joint ventures in Europe, Japan, South Korea and Asia. We recently launched localized sites in South and Central America.

   We believe international expansion is important to our ability to continue to grow and to market our products and services. In marketing our products and services internationally, however, we will face new competitors. In addition, our ability to enter international markets will be dependent upon our ability to create localized versions of our products and services. Furthermore, to the extent our various international operations are conducted through joint ventures, our success will also depend to a significant extent on the performance of our joint venture partners who generally are responsible for day-to-day operations. We cannot assure you that we will be successful in creating localized versions of our products and services, marketing or distributing our products abroad, or that, if we are successful, our international revenues will be adequate to offset the expense of establishing and maintaining international operations. To date, we have limited experience in marketing and distributing our products internationally.

   There are difficulties and risks inherent in doing business on an international level, such as:

  . compliance with regulatory requirements and changes in those requirements;

  .  trade barriers;

  .  uncertainty regarding protection of intellectual property rights;

  .  difficulties in staffing and managing international operations;

  .  longer payment cycles;

  .  problems in collecting accounts receivable;

  .  political instability;

  .  fluctuations in currency exchange rates; and

  .  potentially adverse tax consequences.

   If one or more of these factors were to occur, our business and operating results may suffer.

We are dependent on intellectual property and our methods of protecting our intellectual property may not be adequate.

   Our success depends significantly upon our proprietary technology. We currently rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants and partners. We have registered and applied for registration of certain service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. In addition, Carnegie Mellon University has licensed a patent issued in the United States relating to our search and indexing technology to us on a perpetual basis. Other parties may challenge this patent. If challenges are brought, the patent may be invalidated. Also, we cannot assure you that we will develop proprietary products or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties, or that the patents of others will not impair our ability to do business. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and use information that we regard as proprietary. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate. Additionally, our competitors may independently develop similar technology, duplicate our products or design around our intellectual property rights.

We may become involved in intellectual property litigation which could impair our ability to conduct our business.

   There has been substantial litigation in the computer industry regarding intellectual property rights. We may become involved in claims and counterclaims with third parties regarding infringement with respect to current or future products or trademarks or other proprietary rights. Any infringement or other claims or counterclaims could impair our business because they could:

  .  be time-consuming;

  .  result in costly litigation;

  .  divert management's attention;

  .  cause product release delays; or

  . require us to redesign our products or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, or at all.

We are subject to concerns regarding privacy of personal information about users of our products and services.

   We maintain a privacy policy which is displayed on each of our websites. Our policy is not to disclose willfully any individually identifiable information about any user of our products or services to a third party without the user's consent. This policy and user choices regarding the dissemination of personal information collected on our websites, which may include personal identification information, demographic profile data, user preferences and website behavioral data, are accessible to users of our personalized services when they initially register. Despite this policy, however, if third persons were able to penetrate our network security or otherwise misappropriate users' personal information, we could be subject to liability claims. These could include claims for unauthorized purchases, impersonation or other similar fraud claims, as well as claims for other misuses of personal information, for example for unauthorized marketing purposes. In addition, the Federal Trade Commission and several states have been investigating some Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced, if our privacy practices are investigated or if our privacy policies are viewed unfavorably by users or potential users.

We may face potential government regulations and legal uncertainties which may impair our business.

   We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to issues such as the protection of databases, user privacy, pricing and characteristics and quality of products and services. For example, as of April 2000, our LycosZone for Kids website will be subject to federal regulation regarding child privacy. The adoption of laws or regulations may decrease the growth of the Internet. This decrease could in turn decrease the demand for our services and products or increase our costs of doing business. Currently, with the acquisition of Gamesville.com, we offer Lycos Network users a form of online interactive gaming which includes various games where users compete without financial consideration for cash prizes. To the extent these gaming activities become subject to future regulation, this regulation could substantially restrict the online gaming activities we offer.

   Due to the global nature of the Internet, it is possible that, although transmission of our services originates from operations centers in New Jersey, California and Massachusetts, the governments of other states and foreign countries may attempt to regulate our transmissions or to prosecute us for violations of their laws. Violations of local laws may be alleged or charged by state or foreign governments. We may unintentionally violate these laws and these laws may be modified, or new laws enacted, in the future. It is also possible that states or foreign countries may seek to impose sales taxes on out-of-state companies that engage in commerce over the Internet. In the event that states or foreign countries succeed in imposing sales or other taxes on Internet commerce, the growth of the use of the Internet for commerce could slow substantially.

We may be liable for information retrieved from the Internet.

   Because material may be downloaded from Internet services operated or facilitated by us and be subsequently distributed to others, it is possible that claims will be made against us on the basis of defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of these materials. We could be held liable for information contained on the Lycos Network which we have not generated or compiled. These claims could be based on us providing access to obscene, lascivious, inaccurate, or indecent information. Although we carry general liability insurance, our insurance may not cover potential claims of this type, or may not be adequate to indemnify us for all types of liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could impair our business. In addition, our provision of access to Internet content or advertisements on the Lycos Network that users may find objectionable could harm our reputation and reduce the value of our brand.

We may not be able to manage effectively the potential growth of our businesses.

   Our businesses have grown rapidly in recent periods. The growth of these businesses has resulted, and, for us, is expected to result in growth in employee levels, in the establishment of new offices and in increased responsibility for both existing and new management personnel. In addition, this growth has and will put additional pressure on existing operational, financial and management information systems. To the extent we continue to grow and do not manage this expansion successfully, we may be unsuccessful in executing our strategy and operating our business.

We are dependent upon key senior management.

   Our success depends to a significant degree upon the contributions of our executive management team. The loss of the services of members of our executive management team could adversely impact our business.

We must hire and retain skilled personnel to be successful.

   Our success depends upon our ability to attract and retain highly qualified management, technical and sales and marketing personnel. The process of locating and hiring personnel with the combination of skills and attributes required to carry out our strategy is often lengthy and intensely competitive. The loss of the services of key personnel or the inability to attract additional qualified personnel could adversely impact our business.

Our systems may experience difficulties related to Year 2000 computer problems.

   The codes of many currently installed computer systems and software products accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. Many companies' software and computer systems, including ours and the companies we depend on, may need to be upgraded or replaced so that they will be able to distinguish 21st century dates from 20th century dates in order to comply with Year 2000 requirements and therefore be Year 2000 compliant.

   To the extent that we fail to identify and remedy any non-compliant internal or external Year 2000 problems, or the Year 2000 phenomenon creates a systemic failure beyond our control, like a prolonged telecommunications or electrical failure or a prolonged failure of third-party software on which we rely, we could be prevented from operating our business and permitting users access to our websites.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance and include statements about our plans, objectives, products and services as well as our expectations and intentions. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by any forward-looking statements.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

   We estimate that the net proceeds to us from the sale of the 5,000,000 shares of common stock we are offering, assuming a public offering price of $70.25 (the last reported sale price of a share of our common stock on The Nasdaq National Market on January 11, 2000), will be $337.3 million (or approximately $388.0 million assuming the underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We anticipate that the net proceeds will be used for general corporate purposes. We may also use a portion of the net proceeds to acquire businesses, products or technologies that we believe are complementary to our business. Although we actively engage in discussions regarding possible acquisitions, we have no present agreements with respect to any proposed transaction.

                          PRICE RANGE OF COMMON STOCK

   Our common stock has traded on The Nasdaq National Market under the symbol "LCOS" since our initial public offering on April 2, 1996. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low reported sale prices for our common stock for the periods indicated as reported by The Nasdaq National Market.

                                                                  High    Low
                                                                 ------- ------
Fiscal Year Ended July 31, 1998
  First Quarter................................................. $ 10.50 $ 4.06
  Second Quarter................................................   10.50   6.31
  Third Quarter.................................................   19.78   8.80
  Fourth Quarter................................................   26.81  12.08
Fiscal Year Ended July 31, 1999
  First Quarter.................................................   22.25  10.03
  Second Quarter................................................   72.69  20.63
  Third Quarter.................................................   72.50  34.50
  Fourth Quarter................................................   61.31  35.00
Fiscal Year Ending July 31, 2000
  First Quarter.................................................   67.25  28.56
  Second Quarter (through January 11, 2000).....................   93.63  51.00

   As of January 11, 2000, we had approximately 1,200 shareholders of record. This does not reflect persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

   The last reported price of our common stock on The Nasdaq National Market on January 11, 2000 was $70.25 per share.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on shares of our common stock. We currently intend to retain all of our earnings to finance the development and expansion of our business and therefore do not intend to declare or pay cash dividends on our common stock in the foreseeable future. Any future declaration and payment of dividends will be subject to the discretion of our board of directors, will be subject to applicable law and will depend upon our results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by our board of directors.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of October 31, 1999 on an actual basis, on a pro forma basis to reflect the acquisitions of Gamesville.com and Quote.com, and pro forma as adjusted to give effect to our sale of 5,000,000 shares of our common stock at an assumed public offering price of $70.25 per share (the last reported sale price of a share of our common stock on The Nasdaq National Market on January 11, 2000). You should read this table together with our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

                                                  As of October 31, 1999
                                              ---------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  As Adjusted
                                              ---------  ---------  -----------
                                                      (in thousands)
                                                        (unaudited)
Cash and cash equivalents.................... $ 163,039  $ 177,011  $  514,289
                                              =========  =========  ==========
Long-term debt, less current portion.........     2,060      3,098       3,098
                                              ---------  ---------  ----------
Stockholders' equity:
  Preferred stock, $0.01 par value; 5,000,000
   shares authorized; none issued and none
   outstanding...............................       --         --          --
  Common stock, $0.01 par value, 300,000,000
   shares authorized; 98,080,800 shares
   issued and outstanding, actual;
   103,032,474 shares issued and outstanding,
   pro forma; and 108,032,474 shares issued
   and outstanding, pro forma as adjusted(1).       981      1,030       1,080
  Additional paid-in capital.................   811,426    929,493   1,266,721
  Deferred compensation......................       (58)       (58)        (58)
  Accumulated deficit........................  (119,818)  (123,670)   (123,670)
  Treasury stock at cost, 1,814,893 shares;
   actual, pro forma and pro forma as
   adjusted..................................    (3,286)    (3,286)     (3,286)
  Accumulated other comprehensive income.....    15,412     15,412      15,412
                                              ---------  ---------  ----------
Total stockholders' equity...................   704,657    818,921   1,156,199
                                              ---------  ---------  ----------
Total capitalization......................... $ 706,717  $ 822,019  $1,159,297
                                              =========  =========  ==========

--------
(1) Excludes outstanding options as of December 31, 1999 to purchase 23,054,318 shares of our common stock at a weighted average exercise price of $29.24 per share.

                                    DILUTION

   As of October 31, 1999, we had a pro forma net tangible book value of $231,538,701 or $2.29 per share. "Pro forma net tangible book value per share" represents our tangible net worth (total tangible assets less total liabilities) divided by the number of shares of common stock outstanding on a pro forma basis, after giving effect to the Gamesville.com and Quote.com acquisitions. Without taking into account any other changes in the net tangible book value after October 31, 1999 other than to give effect to (i) the Gamesville.com and Quote.com acquisitions and (ii) our sale of 5,000,000 shares at an assumed public offering price of $70.25 per share and after deduction of the estimated underwriting discount and offering expenses, our pro forma net tangible book value at October 31, 1999 would have been $568,816,826 or $5.36 per share. This represents an immediate increase in the net tangible book value of $3.07 per share to existing stockholders and an immediate dilution of the net tangible book value of $64.89 per share to purchasers of shares in this offering. The following table illustrates this per share dilution:

   Assumed public offering price per share .......................       $70.25
    Pro forma net tangible book value per share as of October 31,
     1999......................................................... $2.29
    Increase attributable to new investors........................  3.07
                                                                   -----
    Pro forma net tangible book value per share after this
     offering.....................................................         5.36
                                                                         ------
    Dilution per share to new investors...........................       $64.89
                                                                         ======

   The above calculations do not take into account the exercise of outstanding stock options after December 31, 1999. If the 23,054,318 options outstanding at December 31, 1999 were exercised, there would be further dilution to new investors.

                                  LYCOS, INC.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

   The following selected historical financial data of Lycos as of July 31, 1999 and 1998 and for the years ended July 31, 1999, 1998 and 1997 have been derived from the consolidated financial statements of Lycos, which have been audited by KPMG LLP, independent certified public accountants, and are included in this prospectus. The following selected historical financial data of Lycos as of and for the years ended July 31, 1997 and 1996 and as of July 31, 1995 and for the period from Inception (June 1, 1995) to July 31, 1995 have been derived from the audited consolidated financial statements of Lycos which are not included in this prospectus. The Lycos selected historical financial data as of October 31, 1999 and for the three months ended October 31, 1999 and 1998 have been derived from the unaudited financial statements of Lycos, which are included in this prospectus and have been prepared on the same basis as the audited financial statements of Lycos. On August 25, 1998 and July 26, 1999, Lycos effected 2 for 1 stock splits. All share and per share data included in this prospectus give effect to these stock splits. The selected historical financial data should not be considered to be indicative of future results and should be read together with Lycos' consolidated financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

                                                                                  Three Months Ended
                             Inception            Year Ended July 31,                October 31,
                           (June 1, 1995)  -------------------------------------  -------------------
                          to July 31, 1995  1996      1997      1998      1999      1998      1999
                          ---------------- -------  --------  --------  --------  --------- ---------
                                 (in thousands, except per share data)               (unaudited)
Statement of Operations
 Data:
Revenues:
 Advertising............       $  --       $ 4,478  $ 17,417  $ 41,768  $ 93,440  $ 17,275  $  39,015
 Electronic commerce,
  license and other.....            5          779     4,856    14,292    42,081     7,509     17,019
                               ------      -------  --------  --------  --------  --------  ---------
   Total revenues.......            5        5,257    22,273    56,060   135,521    24,784     56,034
Cost of revenues........           27        2,901     4,336    12,513    28,727     5,300     11,671
                               ------      -------  --------  --------  --------  --------  ---------
   Gross profit.........          (22)       2,356    17,937    43,547   106,794    19,484     44,363
Operating expenses:
 Research and
  development...........           16          906     4,301     9,477    26,279     5,304      9,277
 In process research
  and development.......          --           452       --     17,280       --        --         --
 Sales and marketing....           30        4,748    19,126    35,036    78,807    16,170     30,156
 General and
  administrative........           37        1,692     2,719     5,631    16,250     2,486      5,435
 Amortization of
  intangible assets.....          --           360       540     7,614    52,428    11,136     28,237
                               ------      -------  --------  --------  --------  --------  ---------
   Total operating
    expenses............           83        8,158    26,686    75,038   173,764    35,096     73,105
                               ------      -------  --------  --------  --------  --------  ---------
Operating loss..........         (105)      (5,802)   (8,749)  (31,491)  (66,970)  (15,612)   (28,742)
Interest income.........          --           714     2,130     3,052     6,167     1,896      1,700
Other income, net.......          --           --        --        --      8,759    10,120        --
                               ------      -------  --------  --------  --------  --------  ---------
Loss before income
 taxes..................         (105)      (5,088)   (6,619)  (28,439)  (52,044)   (3,596)   (27,042)
Provision for income
 taxes..................          --           --        --        --        --        --         480
                               ------      -------  --------  --------  --------  --------  ---------
Net loss................       $ (105)     $(5,088) $ (6,619) $(28,439) $(52,044) $ (3,596) $ (27,522)
                               ======      =======  ========  ========  ========  ========  =========
Basic and diluted net
 loss per share.........       $  --       $ (0.11) $  (0.12) $  (0.46) $  (0.60) $  (0.04) $   (0.29)
                               ======      =======  ========  ========  ========  ========  =========
Weighted average shares
 used in computing basic
 and diluted net loss
 per share..............       44,051       47,970    55,179    61,866    86,428    83,820     95,569
                               ======      =======  ========  ========  ========  ========  =========

                                           July 31,
                         -------------------------------------------- October 31,
                          1995    1996     1997     1998      1999       1999
                         ------ -------- -------- --------- --------- -----------
                                        (in thousands)                (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............ $  446 $ 44,142 $ 40,766 $ 153,728 $ 152,970  $ 163,039
Working capital.........    329   39,974   38,129   147,062   167,708    172,884
Total assets............  1,317   53,661   65,419   317,235   874,642    859,358
Long-term portion of
 deferred revenues, net
 of current portion.....    --       --     5,100    26,160    55,934     42,544
Total stockholders'
 equity.................  1,145   44,106   37,647   237,164   725,683    704,657

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   In addition to historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those we describe in "Risk Factors" as well as those discussed in this section and elsewhere in this prospectus. You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the related notes and "Selected Consolidated Financial Data" included elsewhere in this prospectus.

Quarter Ended October 31, 1999 Compared to Quarter Ended October 31, 1998

 Results of Operations

   Revenues. Total revenues for the three months ended October 31, 1999 increased $31.2 million, or 126%, to $56.0 million from $24.8 million for the three months ended October 31, 1998. As of October 31, 1999, deferred revenues increased to $121.9 million, compared to $120.0 million at July 31, 1999, attributable to advertising contracts and guaranteed commitments under license and electronic commerce agreements for which we have significant obligations remaining.

   Advertising Revenues. Advertising revenues increased $21.7 million, or 126%, to $39.0 million for the three months ended October 31, 1999, representing 70% of total revenues. For the three months ended October 31, 1998, advertising revenues were $17.3 million, which represented 70% of total revenues. The increase in advertising revenues was attributable primarily to an increase in the number of advertisers as well as growth in the average contract size and value.

   We currently derive a substantial portion of our revenues from the sale of advertisements on our websites, primarily through banner advertisements and sponsorships. Advertising contracts are primarily sold as: (1) a "site-based" or "network-based" contract under which a customer is guaranteed a number of impressions placed throughout a particular site or the entire Lycos Network; or
(2) contracts targeted to a particular audience or user, either in connection with one of our topical WebGuides or in connection with specified word searches (for example, when "automobile" is searched, an automotive or car manufacturer advertisement appears).

   Electronic Commerce, Licensing and Other Revenues. Electronic commerce, licensing and other revenues increased $9.5 million, or 127%, to $17.0 million for the three months ended October 31, 1999, representing 30% of total revenues. For the three months ended October 31, 1998, electronic commerce, licensing and other revenues were $7.5 million, representing 30% of total revenues. The increase in electronic commerce, licensing and other revenue is attributable primarily to the addition of several new partners including, among others, Healtheon/WebMD, FirstUSA, LifeMinders and Fidelity.

   Electronic commerce revenues are derived principally from "slotting fees" paid for selective positioning and promotion within our suite of products as well as from royalties from the sale of goods and services from our websites. Our license and product revenues are derived principally from product licensing fees and fees from maintenance and support of products. Electronic commerce, license and product revenues are generally recognized upon delivery provided that we have no further significant obligations and collection of the receivable is probable. In cases where there are significant remaining obligations, we defer such revenue until those obligations are satisfied. Fees from maintenance and support of our products, including revenues bundled with the initial licensing fees, are deferred and recognized ratably over the service period.

   Cost of Revenues. Cost of revenues increased $6.4 million, or 120%, to $11.7 million for the quarter ended October 31, 1999, representing 21% of total revenues. For the three months ended October 31, 1998, cost of revenues were $5.3 million, representing 21% of total revenues. Cost of revenues consist primarily of expenses associated with the ongoing maintenance and support of our products and services, including compensation, consulting fees, equipment costs, networking and other related indirect costs. We expect increases in the cost of revenues as demand for our product offerings increase.

 Operating Expenses

   Research and Development. Research and development expenses increased $4.0 million, or 75%, to $9.3 million for the three months ended October 31, 1999, representing 17% of total revenues. For the three months ended October 31, 1998, research and development expenses were $5.3 million, representing 21% of total revenues. Research and development expenses consist primarily of equipment and salary costs. The overall increase in research and development expenses was primarily due to increased engineering staffing to continue to develop and enhance our expanded product offerings, while the percentage decrease is attributable to operational synergies achieved through the integration of our various acquisitions.

   Research and development costs have been expensed as incurred. We believe that significant investments in research and development are required to remain competitive. As a consequence, we expect to continue to commit substantial resources to research and development in the future.

   Sales and Marketing. Sales and marketing expenses increased $14.0 million, or 86%, to $30.2 million for the three months ended October 31, 1999, representing 54% of total revenues. For three months ended October 31, 1998, sales and marketing expenses were $16.2 million, representing 65% of total revenues. Sales and marketing expenses consist primarily of compensation, advertising, public relations, trade shows, travel and costs of marketing literature. The spending increases were due to the addition of sales and marketing personnel, increased commissions associated with higher sales, and expenses pertaining to our advertising, marketing and public relations campaign. The percentage decrease is attributable to economies of scale achieved through the integration of our various acquisitions. We expect continued increases in sales and marketing expenses in future periods.

   General and Administrative. General and administrative expenses increased $2.9 million, or 119%, to $5.4 million for the three months ended October 31, 1999, representing 10% of total revenues. For the three months ended October 31, 1998, general and administrative expenses were $2.5 million, representing 10% of total revenues. General and administrative expenses consist primarily of compensation, rent expenses and fees for professional services. The increases in spending were primarily due to the expansion of our corporate infrastructure, including the addition of finance and administrative personnel and increased costs for professional services.

   Amortization of Intangible Assets. Amortization of intangible assets was approximately $28.2 million for the three months ended October 31, 1999 versus $11.1 million for the three months ended October 31, 1998. The increase is attributable to increased amortization related to developed technology and goodwill and other intangible assets recorded upon the acquisitions of Wired Ventures and Internet Music Distribution. We amortize intangible assets recorded upon the acquisitions over a five year period. We believe that our use of a five year amortization period is appropriate based on the following factors:

  . Independently, none of these companies held leadership positions in the Web search, navigation, or e-commerce markets.

  . The Internet industry has very low barriers of entry for companies offering competing services to these companies.

  . Each company acquired was less than five years old and had a history of operating losses.

  . Industry practice has demonstrated certain technology companies utilizing amortization periods of three to five years.

  . The determination of the useful life of goodwill and other intangible assets requires a significant amount of judgment on the part of management.

   Interest Income, Net. Net interest income was approximately $1.7 million for the three months ended October 31, 1999 versus $1.9 million for the three months ended October 31, 1998. Interest income is generated from investment of our cash equivalents. Interest expense was not significant in either period.

   Gain on Sale of Investments. In August 1998, Amazon.com acquired all of the outstanding capital stock of PlanetAll. We received 322,128 shares of Amazon.com valued at approximately $12.8 million at the time of acquisition in exchange for our shares of PlanetAll. We sold 289,917 shares of Amazon.com, resulting in a gain of $10.1 million, in the quarter ended October 31, 1998.

   Income Taxes. Our effective income tax rate has been established after adjustment for amortization of intangible assets and certain other items which are not deductible for tax purposes. This effective income tax rate may change during the remainder of 2000 if operating results differ significantly from the current operating projections.

 Acquisitions

 WhoWhere?

   On August 13, 1998, we acquired WhoWhere? in a stock-for-stock transaction valued at approximately $159.1 million, resulting in intangible assets of $161.3 million. The transaction was accounted for as a purchase, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.

 Wired Ventures

   On June 30, 1999, we acquired Wired Ventures in a stock-for-stock transaction valued at approximately $290.9 million, resulting in intangible assets of $268.0 million. The transaction was accounted for as a purchase, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.

 Internet Music Distribution

   On July 27, 1999, we acquired Internet Music Distribution in a stock-for-stock transaction valued at approximately $49.0 million, resulting in intangible assets of $50.0 million. Terms of the merger also provide for future purchase payments by us, not to exceed $15.0 million, contingent upon unique user downloads of the Sonique Player. We have retained security interests in certain common stock that was issued in this transaction. The transaction was accounted for as a purchase, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.

Fiscal 1999 Compared to Fiscal 1998

 Results Of Operations

   Revenues. Total revenues for the year ended July 31, 1999 increased $79.5 million, or 142%, to $135.5 million from $56.1 million for the year ended July 31, 1998, primarily as a result of the growth in the number and size of advertising contracts as well as an increase in the number and value of electronic commerce agreements.

   Advertising Revenues. Advertising revenues increased $51.7 million, or 124%, to $93.4 million for the year ended July 31, 1999, representing 69% of total revenues. For the year ended July 31, 1998, advertising revenues were $41.8 million, representing 75% of total revenues. The increase in advertising revenue was attributable primarily to an increase in the number of advertisers as well as growth in the average contract size and value.

   Electronic Commerce, License and Other Revenues. Electronic commerce, license and other revenues increased $27.8 million, or 194%, to $42.1 million for the year ended July 31, 1999, representing 31% of total revenues. For the year ended July 31, 1998, electronic commerce, license and other revenues were $14.3 million, representing 25% of total revenues. The increase in electronic commerce, license and other revenues was attributable primarily to the addition of several new partners during the year, including, among others, Microsoft, Fleet Bank, Healtheon/WebMD and First USA Bank.

   Cost of Revenues. Cost of revenues increased $16.2 million, or 130%, to $28.7 million for the year ended July 31, 1999, representing 21% of total revenues. Cost of revenues for the year ended July 31, 1998 were $12.5 million, representing 22% of total revenues. The overall increase in the cost of revenues was primarily due to increased usage of our services.

 Operating Expenses

   Research and Development. Research and development expenses increased $16.8 million, or 177%, to $26.3 million for the year ended July 31, 1999, representing 19% of total revenues. For the year ended July 31, 1998, research and development expenses were $9.5 million, or 17% of total revenues. The overall increase in research and development expenses was primarily due to increased engineering staffing to continue to develop and enhance our product offerings.

   Sales and Marketing. Sales and marketing expenses increased $43.8 million, or 125%, to $78.8 million for the year ended July 31, 1999, representing 58% of total revenues for the year. For the year ended July 31, 1998, sales and marketing expenses were $35.0 million, representing 62% of total revenues. The spending increases were due to the addition of sales and marketing personnel, increased commissions, and expenses associated with our expanded advertising, marketing and public relations campaign. Sales and marketing expenses also includes the cost of our "Premier Provider" agreements with Netscape and Microsoft, which totaled $17.6 million, $4.3 million, and $4.5 million in the fiscal years ended July 31, 1999, 1998 and 1997, respectively.

   General and Administrative. General and administrative expenses increased $10.6 million, or 189%, to $16.2 million for the year ended July 31, 1999, representing 12% of total revenues. For the year ended July 31, 1998, general and administrative expenses were $5.6 million, representing 10% of total revenues. Included in general and administrative expenses for the year ended July 31, 1999 are non-recurring expenses of $4.2 million related to the terminated USA Networks acquisition, as well as expenses associated with the consolidation of our Pittsburgh offices. Excluding these costs, general and administrative costs increased $6.4 million, or 114%, to $12.0 million for the year ended July 31, 1999, representing 8.9% of total revenues. Net of these non-recurring charges, the increases in spending were primarily due to the expansion of our corporate infrastructure, including the addition of finance and administrative personnel and increased costs for professional services.

   Amortization of Intangible Assets. Amortization of intangible assets increased $44.8 million, or 589%, to $52.4 million for the year ended July 31, 1999, representing 39% of revenues. For the year ended July 31, 1998, amortization of intangible assets was $7.6 million, representing 14% of total revenues. The increase is attributable to increased amortization related to intangible assets recorded upon the acquisitions of WhoWhere?, Wired Ventures, and Internet Music Distribution.

   Interest Income. Interest income increased $3.1 million, or 102%, to $6.2 million for the year ended July 31, 1999, representing 5% of total revenues. Interest income was approximately $3.1 million for the year ended July 31, 1998, representing 5% of total revenues. Interest income was derived primarily from the investment of the net proceeds received upon the closing of our public offerings of common stock in April 1996 and June 1998, as well as acquired cash.

   Other Income, Net. Other income, net for the year ended July 31, 1999, consists of a $10.1 million gain on sale of equity securities, net of a $1.4 million loss in our equity share of losses in affiliates.

   Income Taxes. As of July 31, 1999, we had approximately $151 million in Federal and state net operating loss carryforwards. The Federal net operating losses will expire beginning in 2004 if not utilized. The state net operating losses will expire beginning in 2004 if not utilized. A portion or all of the net operating loss carryforwards which can be utilized in any year may be limited by changes in our ownership, pursuant to Section 382 of the Internal Revenue Code and similar statutes.

Fiscal 1998 Compared to Fiscal 1997

 Results of Operations

   Revenues. Total revenues for the year ended July 31, 1998 increased $33.8 million, or 152%, to $56.1 million from $22.3 million for the year ended July 31, 1997, primarily as a result of the growth in the number and size of advertising contracts as well as an increase in the number and value of electronic commerce agreements.

   Advertising Revenues. Advertising revenues increased $24.4 million, or 140%, to $41.8 million for the year ended July 31, 1998, representing 75% of total revenues. For the previous year ended July 31, 1997, advertising revenues were $17.4 million, representing 78% of total revenues. The increase in advertising revenue was attributable primarily to an increase in the number of advertisers as well as growth in the average contract size and value.

   Electronic Commerce, License and Other Revenues. Electronic commerce, license and other revenues increased $9.4 million, or 194%, to $14.3 million for the year ended July 31, 1998, representing 25% of total revenues. For the year ended July 31, 1997, electronic commerce, license and other revenues were $4.9 million, representing 22% of total revenues. For the year ended July 31, 1998, the increase in electronic commerce, license and other revenues is attributable primarily to the addition of several new partners during the year, including, among others, AT&T, Barnes and Noble, Microsoft and CDnow.

   Cost of Revenues. Cost of revenues increased $8.2 million, or 189%, to $12.5 million for the year ended July 31, 1998, representing 22% of total revenues. Cost of revenues for the year ended July 31, 1997 were $4.3 million, representing 19% of total revenues. The overall increase in the cost of revenues was primarily due to increased usage of our services.

 Operating Expenses

   Research and Development. Research and development expenses increased $5.2 million, or 120%, to $9.5 million for the year ended July 31, 1998, representing 17% of total revenues for the year, but declined 2% as a percentage of total revenues. For the year ended July 31, 1997, research and development expenses were $4.3 million, or 19% of total revenues. The overall increase in research and development expenses was primarily due to increased engineering staffing to continue to develop and enhance our product offerings.

   In process research and development. During 1998, we initiated a strategy of purchasing selected technologies as opposed to developing the products internally, in an effort to enhance the speed with which we could bring new product offerings to market. From February 1998 through July 1998, we purchased two such technologies of significance: homepage building tools from Tripod in February 1998 and automated directory services from WiseWire in April 1998. Each of these companies was in an early stage of development, had yet to develop any significant revenue streams and had devoted most of its efforts to date to the development of new technologies for the Internet. As a result of acquisitions during 1998, we recorded an in process research and development charge of $17.3 million during the fiscal year ended, representing the purchased in process research and development that had not yet reached technological feasibility and had no alternative future use.

   Subsequent to the end of our 1998 fiscal year, we continued our acquisition strategy. However, whereas the previous acquisitions focused on purchasing technologies, the addition of WhoWhere? in August 1998 and Wired Ventures in October 1998 centered around adding new users as well as a suite of more established products and services to our product offerings. This change in focus was part of our strategic initiative to change our focus from technology to a mass market media focus.

   The following is a description of each of our acquisitions, including a summary of all major in-process research and development projects at the time of acquisition. The technologies described below for each acquisition have been determined to be in-process research and development assets. These technologies had not reached a state of technological feasibility as of the acquisition date, nor did they exhibit any alternative future use or uses as determined by our management.

 Tripod

   We acquired Tripod on February 12, 1998 for total purchase consideration of $61.4 million. The portion of the purchase price allocated to in-process research and development was $7.2 million, or approximately 12% of the total purchase price. At the acquisition date, Tripod's major in-process project was the development of an advanced Home Page Building (HPB) technology and related website management infrastructure to integrate and support this new HPB technology. The objective of the project was to develop and package a community building technology product that could be licensed to other companies to build and manage their own community-oriented sites. The new HPB technology was designed to build everything from simple web pages to complex websites. Beyond the basic technology, the in-process HPB technology would offer two important features: plug-ins and templates. Plug-ins provide new interactive software tools to homepage builders without altering the basic HPB technology. For instance, plug-ins can enable users to easily add games, quizzes, electronic commerce capabilities and other interactive elements to their homepages. The HPB technology will also provide multiple template types, allowing a user to fill in a web form and build an electronic brochure without learning the HTML programming language.

   At the date of acquisition, we estimated that completion of the HPB technology product would be accomplished by May 31, 1998. The initial development effort to create a licensable HPB technology product had commenced in June 1997. The major obstacle to launching the product was completing software development, integrating the various components into a functional online system, completing the Application Programming Interface (API) and the development of a user interface. At the acquisition date, the new HPB technology product had not reached a completed prototype stage and beta testing had not yet commenced. The project was delayed due to unexpected technical difficulty in completing software development, integrating and packaging the technology and creating a new user interface that performed in a live production environment. At the acquisition date, approximately 24 man-months of effort had been invested in the HPB project and related development. An additional 12 man-months of effort was necessary to complete the project in September 1998. At the time of our purchase, the project was approximately 67% complete.

 WiseWire

   We acquired WiseWire on April 30, 1998 for a total purchase price of $39.4 million. The portion of the purchase price allocated to in-process research and development was $9.1 million, or approximately 23% of the total purchase price. The theoretical concepts underlying WiseWire's technology were conceived at Carnegie

Mellon's Artificial Intelligence Labs. The WiseWire technology is generally described by management as "super personalization through adaptive machine learning techniques". Despite four years of development at Carnegie Mellon University and another three years at WiseWire, the primary components of the technology still had not yet reached a state of technological feasibility as of the acquisition date.

   At the acquisition date, WiseWire was developing two primary product lines:
WiseWire Community Directory, aimed at the consumer user and those websites that seek to attract high volumes of consumers; and WiseWire for Web Sites/WiseWire Professional for the corporate intranet market segment.

   The Community Directory was intended to enable clients to utilize WiseWire's machine learning and collaborative filtering technology to rapidly deploy a full-featured directory of Internet, Net News, product descriptions, and proprietary content. WiseWire Community Directory product automatically creates and manages the entire directory structure, thereby eliminating the need for large editorial support. The directory is intended to be dynamic in that it is constantly changing and being updated with new material independent of actions by an editorial staff. Over time, the content will change and reflect the needs and interests of the community of users. At the acquisition date, a prototype of this product was being used to power the WebGuides on the Lycos Network; however, it was estimated that only about one-third of the technology's long-term intended performance capability and functionality was being utilized. Although a subset of the Community Directory technology was developed and was functioning on the Lycos Network in a limited capacity, approximately two-thirds of its intended performance capability and feature set was still in development at the acquisition date.

   At the acquisition date, approximately 36 man-months of effort had been invested in the project and it was estimated that the Community Directory R&D project would be completed within three to four months. Thus, at the time of our purchase, the project was estimated to be approximately 90% complete.

   In addition to the Community Directory, WiseWire was developing two other components of its product line as part of an expanded offering to the corporate, rather than consumer, user:

     WiseWire for Web Sites: The WiseWire for Web Sites product will allow companies to easily integrate the WiseWire technology into their existing website, offering direct links to continuously updated, real-time information specific to their business objectives. WiseWire uses artificial intelligence to search the broadest variety of online content tailored to the topics that their users have defined. Sources include hundreds of online newspapers and periodicals, Web pages, online discussion groups, news wire feeds, and Lycos' proprietary content. Since the WiseWire technology is interactive, users of the site contribute to the evolution and quality of the information.

     WiseWire Professional: The WiseWire Professional product provides a low-cost, high-value tool for personalizing a company's view of the Internet.

     WiseWire technology easily integrates with our existing online network to give their employees high-quality information while blocking content that is not applicable or is recreational in nature.

   At the acquisition date, working prototypes of these products were in the testing and debugging phase. Significant technological advancements regarding portability of the technology to a client's site and scalability for high volume environments had yet to be resolved. In addition, many of the usability enhancements described below needed to be integrated with the products so that customers could actually use the product as designed without our continuous intervention and support.

   At the acquisition date, it was estimated that the WiseWire for Web Sites and WiseWire Professional technology projects would be completed within three to six months, depending on resource availability, at a tax adjusted cost of $600,000.

   The WiseWire in process technology projects were completed by December 1998.

   In projecting the net earnings attributable to the in process research and development projects, management estimated revenues, revenue growth rates, operating expenses, income taxes and the costs associated with the utilization of working capital and other complementary assets. These estimates are based on the following assumptions:

     Projections of revenue growth over a five year forecast period are based on management's estimates of market potential that are supported by independent industry data regarding the Internet. Tripod generated revenues of approximately $350,000 in 1996 and $900,000 in 1997. WiseWire generated revenues of $4,346 in fiscal year 1996 and $8,647 in fiscal year 1997. Both Tripod and WiseWire were development stage enterprises when acquired by Lycos. Because of the absence of meaningful historical revenues for Tripod and WiseWire, management projected revenues for the initial year of the forecast period based on its assessment of future market potential and each company's ability to successfully launch its new product offerings. After the initial year of the five year forecast period, revenues were predicted to grow at rates comparable to the growth of Internet users and online activity and the impact such growth would have on Internet advertising and electronic commerce. For Tripod, forecasted annual growth rates range from 133% in 1999 to 39% in the fifth year of the projection period. For WiseWire, forecasted annual growth rates range from a high of 200% in 2001 and then decline to an annual rate of 97% in the fifth year of the forecast.

     Forecasted operating expenses were estimated at 70% of revenues for both Tripod and WiseWire. Income taxes were estimated at a provisional rate of 40%. The estimated after tax margin as a percentage of revenue of 18% is consistent with future industry expectations for businesses operating in this segment of the Internet marketplace. The 70% rate is consistent with a convergence of the industry averages evident in the computer, software and telecommunications industries. We believe that the 70% rate takes into account ongoing maintenance and research and development costs typically associated with software technologies, as well as the costs to integrate the products into the Lycos Network. As a result of a 70% operating expense ratio, pre-tax income is 30% and after tax income is 18%, assuming a 40% tax rate. We believe that an 18% profit margin is reasonable and consistent with industry expectations.

     The return on working capital and other assets necessary to support the growth of each company has been estimated so as to derive an income stream specifically attributable to the in-process technology. Net working capital requirements have been estimated at 15% of revenues. The 8% rate applied to working capital reflects the long term expectation for interest rates for working capital loans. The projected return on working capital is based upon a market rate of return of 8%, or 4.8% on an after-tax basis. Tangible assets have been estimated based upon the level of tangible assets currently deployed in each business and upon anticipated capital expenditures for normal asset replacement. The tangible asset base required to support Tripod's R&D activities is estimated at approximately $1.0 million over the 5 year forecast period. The tangible asset base required to support WiseWire's R&D activities is estimated at approximately $920,000 over the 5 year forecast period. The 12% interest rate applied to fixed assets reflects the long term lending rate expectation for financing the purchase of equipment. The projected return on tangible assets is based upon a market rate of return estimate of 12%, or 7.2% on an after-tax basis.

     The calculated weighted average cost of capital (WACC) is approximately 16%. The 16% rate was based upon an analysis of the WACC for publicly traded companies within the same industry. The WACC calculation produces the average required rate of return of an investment in an operating enterprise. The required rate of return for working capital and tangible assets would generally be lower than the WACC given the fact that less risk is associated with such assets. As stated above, management estimates an 8% return on working capital and a 12% return on tangible assets. For intangible assets that reflect a considerably higher degree of risk, such as in-process technology, a rate range of 25.2% to 28.8% has been utilized depending on the relevant risk of the earnings stream associated with the technology. The risk rates used to calculate the present value of the earnings streams relating to in process research and development are approximately 20% higher than the rates used for valuing the developed technology. We believe that this additional increment in the discount rate accounts for the additional risks involved in completing the project and gaining customer acceptance.

   If actual results differ significantly from the above assumptions, we may be adversely affected in future periods. In addition, the value of other assets acquired may become impaired.

   Sales and Marketing. Sales and marketing expenses increased $15.9 million, or 83%, to $35.0 million for the year ended July 31, 1998, representing 62% of total revenues for the year. For the year ended July 31, 1997, sales and marketing expenses were $19.1 million, representing 86% of total revenues. The spending increases were due to the addition of sales and marketing personnel, increased commissions, and expenses associated with our expanded advertising, marketing and public relations campaign. Sales and marketing expenses also includes the cost of our "Premier Provider" Agreements with Microsoft and Netscape, which totaled $4.3 million and $4.5 million in the fiscal years ended 1998 and 1997, respectively.

   General and Administrative. General and administrative expenses increased $2.9 million, or 107%, to $5.6 million for the year ended July 31, 1998, representing 10% of total revenues. For the year ended July 31, 1997, general and administrative expenses were $2.7 million, representing 12% of total revenues. The increases in spending were primarily due to the expansion of our corporate infrastructure, including the addition of finance and administrative personnel and increased costs for professional services.

   Amortization of Intangible Assets. Amortization of intangible assets increased $7.1 million to $7.6 million for the year ended July 31, 1998, representing 13.6% of revenues. The increase is attributable to increased amortization related to developed technology and goodwill and other intangible assets recorded upon the acquisitions of Tripod, WiseWire and GuestWorld.

   At July 31, 1998, we had total net assets of $237.2 million, of which $78.8 million pertained to goodwill and other intangible assets. We continually evaluate the existence of long-lived assets impairment in accordance with the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be disposed of." We wrote off $98,000 of goodwill related to Point Communications and $830,000 related to the license agreement with Carnegie Mellon University.

   Interest Income. Interest income increased $921,000, or 43%, to $3.1 million for the year ended July 31, 1998, representing 5% of total revenues. Interest income was approximately $2.1 million for the year ended July 31, 1997, representing 10% of total revenues. Interest income is derived primarily from the investment of the net proceeds received upon the closing of our public offerings of common stock in April 1996 and June 1998.

   Income Taxes. We have not recorded an income tax expense or benefit because we have incurred net operating losses since inception. As of July 31, 1998, we had approximately $38.0 million in Federal and State net operating loss carryforwards. Of this amount, approximately $13.0 million relates to the acquisitions of Point Communications, Tripod, WiseWire, and GuestWorld and will reduce goodwill when utilized.

Liquidity and Capital Resources

   At October 31, 1999, we had cash and cash equivalents of approximately $163.0 million. We regularly invest excess funds in short-term money market funds, government securities and commercial paper.

   We generated cash from operations of approximately $1.5 million during the three months ended October 31, 1999. We generated cash from financing activities of approximately $10.0 million during the three months ended October 31, 1999, due primarily to proceeds received by us from the exercise of employee stock options. We used cash in investing activities of $1.5 million, due primarily to cash used to invest in our affiliates.

   At October 31, 1999, we had deferred revenues of $121.9 million, primarily representing fees to be earned in the future on noncancelable electronic commerce agreements.

   From time to time, we expect to evaluate the acquisition of products, businesses and technologies that complement our business. As of the date of this prospectus, we do not have any understandings, commitments or agreements with respect to any material acquisitions.

   We currently believe that the net proceeds of this offering, together with current available funds and cash flows generated by operations, if any, will be sufficient to fund our working capital and capital expenditures requirements for at least the next twelve months. Thereafter, we may need to raise additional funds. We may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced products and services, to respond to competitive pressures or to acquire complementary businesses or technologies. If additional funds are raised through the issuance of additional equity securities, the percentage equity ownership by our stockholders will be reduced, stockholders may experience dilution, and such equity securities may have rights, preferences or privileges senior to those of our common stock. We cannot assure you that additional financing will be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance products or services, take advantage of future opportunities or respond to competitive pressures, which could adversely impact our ability to conduct our business.

Year 2000 Compliance

   Our System May Experience Difficulties Related To Year 2000 Computer Problems. The codes of many currently installed computer systems and software products accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. Many companies' software and computer systems, including ours and the companies on which we depend, may need to be upgraded or replaced so that they will be able to distinguish 21st century dates from 20th century dates in order to comply with Year 2000 requirements and therefore be Year 2000 compliant.

   Our State Of Year 2000 Readiness. We continue to monitor the Year 2000 readiness of the hardware and software products we sell, the information technology systems we use and our non-information technology systems, like building security, voice mail and other systems. We have completed our assessment of all current versions of the hardware and software products and technology information systems that we use and believe that they are Year 2000 compliant. We have also completed all of our testing of these technology information systems. Whether a complete system or device that uses hardware or software used by us will process 21st century dates depends on other components that are supplied by parties other than us. The suppliers of our critical information systems have informed us that their software is Year 2000 compliant. We rely, both domestically and internationally, upon various service providers that are outside of our control including: various vendors, governmental agencies, utility companies, telecommunications service companies, delivery service companies, and other service providers. These third parties may suffer a Year 2000 business disruption caused by the inability of various systems to process 21st century dates that could hinder our ability to conduct our business. To the extent that we fail to identify and remedy any non-compliant internal or external Year 2000 problems, or the Year 2000 phenomenon creates a systemic failure beyond our control, like a prolonged telecommunications or electrical failure or a prolonged failure of third-party software on which we rely, we could be prevented from operating our business and permitting users access to our web sites. To date, we have not suffered any significant Year 2000 problems, but we continue to monitor our various systems.

   Costs Of Our Year 2000 Compliance. To date, we have not incurred any material expenditures in connection with identifying or evaluating Year 2000 compliance issues. Most of our expenses thus far relate to retaining third party consultants to assist in our compliance efforts and to the opportunity cost of time spent by our employees evaluating its software, the current versions of the hardware and software sold by us and Year 2000 compliance matters generally.

Subsequent Events

 Acquisition of Quote.com

   On December 6, 1999, we closed the merger of Quote.com. The acquisition will be accounted for as a purchase. The purchase price will be allocated to the assets acquired and liabilities assumed based on their estimated fair values. Results of operations for Quote.com will be included with those of Lycos for periods subsequent to the date of acquisition. Under the terms of the acquisition, we exchanged 1,346,630 shares of Lycos common stock for all outstanding shares of common stock and preferred stock of Quote.com. Additionally, we converted all outstanding Quote.com options and warrants into Lycos options and warrants to acquire a total of 239,046 shares of our common stock.

 Acquisition of Gamesville.com

   On December 3, 1999, we completed the Gamesville.com merger in a stock-for-stock transaction and Gamesville.com became our wholly owned subsidiary. Under the terms of the acquisition, which will be accounted for as a pooling of interests, we exchanged 3,605,044 shares of our common stock for all outstanding shares of common stock and preferred stock of Gamesville.com. Additionally, we converted all outstanding Gamesville.com stock options and warrants into Lycos options and warrants to acquire a total of 423,085 shares of Lycos common stock. Because the merger was accounted for as a pooling, SEC rules require that we provide supplemental financial statements to show our results and Gamesville.com's historical results on a combined basis. These supplemental financial statements were included in a Form 8-K/A filed with the SEC on January 3, 2000. We believe there are no material differences between our historical financial statements included in this prospectus and the supplemental financial statements.

 Lycos Asia Joint Venture

   In September 1999, we established Lycos Asia as the basis for a joint venture agreement with Singapore Telecommunications Limited (SingTel) to create a localized version of the Lycos Network services to be offered in Singapore, Hong Kong, China, Taiwan, India and certain other countries in Southeast Asia. We own 50% of the joint venture and 50% is owned by SingTel, a telecommunications provider in Singapore. The investment will be accounted for under the equity method and accordingly, we will recognize 50% of the net losses and profits of Lycos Asia as realized.

New Accounting Pronouncements

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. We adopted SOP 98-1 effective August 1, 1999. The adoption of SOP 98-1 did not have a material impact on our consolidated financial statements.

   In April, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities." The statement is effective for fiscal years beginning after December 15, 1998. The statement requires costs of start-up activities and organization costs to be expensed as incurred. We adopted SOP 98-5 effective August 1, 1999. The adoption of SOP 98-5 did not have a material impact on our consolidated financial statements.

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", which requires that all derivative instruments be recorded on the balance sheet at their fair value. We currently expect to adopt SFAS 133, as amended by SFAS 137, for the year ending July 31, 2001. Management has determined there will be no impact on its results of operations or financial position resulting from the adoption of SFAS 133 because we currently do not hold derivative instruments.

Quantitative and Qualitative Disclosures about Market Risk

   Lycos owns financial instruments that are sensitive to market risks as part of its investment portfolio. Our investment portfolio is used to preserve our capital until it is required to fund operations. None of these market-risk sensitive instruments are held for trading purposes. We do not own derivative financial instruments in our investment portfolio. The investment portfolio contains instruments that are subject to a decline in equity markets.

   Investment Rate Risk--Lycos' investment portfolio includes primarily certain commercial paper which is subject to interest rate risk. Due to the short duration and conservative nature of these instruments, Lycos does not believe that it has a material exposure to interest rate risk.

                                    BUSINESS

Overview

   Lycos is a global media company operating one of the Internet's leading networks of separately branded websites. The Lycos Network is one of the most visited online destinations in the world, reaching nearly one out of every two U.S. Internet users in November 1999. According to a 1999 Media Metrix report, our network of branded websites contained four of the twenty most visited U.S. destinations on the Web. The Lycos Network enables users to quickly access and retrieve information, communicate with other Internet users, easily establish online communities and engage in commerce. Our popular websites provide a broad offering of integrated content and services, attracting users into the Lycos Network through multiple points of entry and creating a large and diverse audience. During November 1999, we generated more than 2.5 billion page views and, according to Media Metrix, reached more than 29 million unique users.

   The Lycos Network provides an attractive medium for advertisers, who can tailor their offerings to reach our large and diverse audience by advertising across the Lycos Network or toward narrower demographic segments by advertising in a specific site or content area. The Lycos Network has attracted a wide variety of advertisers, including Dell, Intel, Motorola, Johnson & Johnson, Macy's, OfficeMax and Sears. Our large audience and distinctly branded sites also appeal to large and small e-commerce merchants. We facilitate e-commerce in two key ways. First, we integrate the product and service offerings from merchant partners such as barnesandnoble.com directly into our search, navigation and content offerings. Second, through our recently established LYCOShop, we offer an online shopping marketplace that enables users to easily purchase a broad variety of goods and services without leaving our sites.

   We use our recognized brands and Internet operating expertise to create appealing country-specific content and service offerings for Internet users around the world, either independently or through joint ventures with local media and technology companies. We currently offer country-specific versions of our Lycos search and navigation service and other selected network services in Argentina, Belgium, Brazil, Chile, Denmark, France, Germany, Ireland, Italy, Japan, Mexico, The Netherlands, Norway, Peru, Singapore, South Korea, Spain, Sweden, Switzerland, the United Kingdom and Venezuela. Through the expansion of the Lycos products and services into these markets, we believe we have established our position as a global Internet leader.

The Lycos Network

   The Lycos Network attracts a broad demographic base of Internet users through independently branded websites, each of which seeks to address different interests and needs. Although users typically access the Lycos Network for specific content through one of our separately branded sites, they are encouraged to remain in the Lycos Network by the breadth of our offerings and the easy navigation amongst our sites. The Lycos Network is primarily composed of the following websites:

[LYCOS LOGO]               lycos.com--a comprehensive portal which offers
                           search and directory accompanied by deep vertical content.

[HOTBOT LOGO]              hotbot.com--a sophisticated search service that
                           provides users the ability to perform advanced Web searches.

[TRIPOD LOGO]              tripod.com--a personal publishing community,
                           featuring quality user-generated content created through easy to use homepage building tools for beginners and experienced users.

[LOGO] angelfire.com--a personal publishing community, similar to Tripod, but with a focus on a younger age group.

[LOGO] whowhere.com--a home address, e-mail address and telephone number directory that assists users in locating individuals worldwide.


[LOGO] mailcity.com--a Web-based e-mail service that offers users a personalized e-mail account

[LOGO] accessible from any computer with an Internet connection.

[LOGO] quote.com--a broad-based financial site that provides financial market data such as stock and mutual fund quotes, news and research.

[LOGO] sonique.com--a website featuring our proprietary music player, which allows our users to download and listen to various audio formats.

[LOGO] gamesville.com--an interactive gaming site featuring virtual card games, trivia quizzes and traditional games such as bingo.

[LOGO] Wired News--located at Wired.com--a daily news service offering reporting and analysis of technology trends.

[LOGO] LYCOShop--located at Shop.Lycos.com--an online consumer marketplace offering products from over 2,000 retailers.

   We encourage users to remain within the Lycos Network through the use of links, promotions, shared content and banner advertisements that feature other Lycos properties. For example, when a user conducts a search using the Lycos.com search service, we offer the user the opportunity to perform the same search using our HotBot service with one click. Through integration and cross-promotion of the Lycos Network of websites, we intend to increase the frequency and length of user visits.

   We believe that our network strategy enables Lycos to appeal to a large and an increasingly diverse Internet audience. As a result, the Lycos Network provides an attractive medium for advertisers who seek to perform broad or targeted advertising as well as for online merchants. Between January 1998, the month before Lycos formally launched its network strategy with its acquisition of Tripod, and November 1999, Lycos' reach in the U.S. grew from approximately 14% of home users and 22% of users at work to approximately 45% of total U.S. online users, according to Media Metrix.

Strategy

   Our objective is to be the most visited and utilized global online destination. The essential elements of our strategy include:

  . Expand the Reach of the Lycos Network. We intend to continue to increase the number of users of the Lycos Network through partnerships and alliances, the expansion of existing and addition of new brands, and by providing enhanced content and services to our users. We will continue to enter into agreements to provide direct access to our products and services through computer hardware and software companies, such as IBM, Internet service providers (ISPs), such as Juno, and providers of wireless and broadband Internet access, such as Ericsson and RCN. We seek to aggressively extend the recognition of the Lycos brand through online and off-line advertising and promotional campaigns in order to broaden the recognition of the various brands comprising the Lycos Network. We will also continue to enhance and expand the breadth and scope of our content, products and services to ensure that the Lycos Network provides appealing content to attract and retain users.

  . Increase the Frequency and Duration of User Visits to the Lycos Network. We believe that we can increase the frequency and duration of our users' visits to the Lycos Network by continually expanding the content, features and functionality of our product offering. We provide content and services through a variety of brands across the Lycos Network in an easy to navigate format that enhances the user experience and extends the duration of a user's visit to our sites. Throughout the Lycos Network, we promote our sites through the use of links, shared content and banner advertisements, making it easier for users to access additional content, functions and features while remaining within the Lycos Network.

  . Continue to Provide Comprehensive Advertising Solutions. We believe that our multi-brand strategy segments our user demographics more effectively than a single brand strategy and provides an attractive platform for measurable, targeted, cost-effective online advertising. Not only do we provide advertisers with the ability to target our large and diverse user base through network-wide advertising, but advertisers can purchase site-based advertising on the individual network sites, thus targeting the demographic group that is specific to that site. We also assist our advertisers in developing innovative ways to reach their target audiences online. We design and offer customized packages that include the ability to change advertisements quickly and frequently; to link a search advertisement to a specific term or topic; to target advertisements based on demographics, geographic location and topical categories; and to track daily usage and other information.

  . Provide a Compelling E-Commerce Platform. We believe that we are well positioned to take advantage of the expected growth in the purchase of goods and services through the Internet. We integrate product and service offerings from merchant partners directly into our search, directory and community offerings on a topical basis. For example, through our arrangement with barnesandnoble.com, a user who conducts a search on a particular topic is presented with a link to the barnesandnoble.com website which contains a list of books on the topic. In addition, LYCOShop provides buyers and sellers with a seamless e-commerce experience, incorporating products from over 2,000 retailers as well as auctions and classified ads.

  . Expand the Global Presence of the Lycos Network. The number of Internet users outside of the U.S. is projected to grow rapidly over the next several years. In order to take advantage of this growth, we have extended the Lycos products and services to countries in Europe and Asia by creating joint ventures with prominent local media and technology companies. These joint ventures allow us to reduce the costs and launch time associated with global expansion as well as leverage our operational and brand strengths and the promotional, marketing and sales strengths of our partners. We have also recently expanded our presence to include Argentina, Brazil, Chile, Colombia, Mexico, Peru and Venezuela. We expect to launch additional sites in Asia, Europe and Latin America during calendar year 2000.

Products and Services

   Lycos offers a comprehensive suite of online products and services. Our principal offerings are described below.

 Premier Navigation Functionality

   Lycos offers our users the ability to quickly and easily find and access text, audio, video and other rich media content on the Web. Lycos' primary navigation products include:

   Search. We offer two general search services--HotBot and Lycos Search. HotBot is designed for a sophisticated user while Lycos Search appeals to a mainstream user. Since many users enter the Internet through search services, Lycos and HotBot generate a significant portion of the Lycos Network traffic. HotBot has received many industry awards for its search service, including "Best Search Engine" by US News & World Report (November 1999) and "Editor's Choice Search Engine (1999)" by PC Magazine. In addition, in November 1999 HotBot was selected as the favorite search service of Internet users surveyed by the Wall Street Journal. We also offer our users Lycos Rich Media Search, which enables them to find, download and listen to various music, audio and video formats (such as MP3).

   Guides and Directories. Lycos provides its users with an easy-to-use framework to efficiently explore the Internet through a series of guides and directories. Lycos' topic-based WebGuides provide categorized areas of interest that enable users to browse through related information. In an alliance with AOL, we also offer a version of the Open Directory which is a collection of websites organized by volunteer editors who have significant interest and expertise in the topics to which they contribute. The Open Directory compiles highly relevant links in an easy to navigate database.

   Reference Services. Lycos provides a suite of products for its users to locate other individuals, businesses, products and places. WhoWhere?, a home address, e-mail address and telephone number directory, assists users in locating individuals worldwide. Other principal reference services offered by Lycos include a yellow pages product, which allows users to locate businesses throughout the United States by searching according to category, business name, business address or keyword; Lycos Classifieds, which gives users a convenient way to find where to buy and sell goods and services online; and Lycos RoadMaps, which allows users to obtain driving directions and maps to virtually any street address in the United States.

 Content and Information Resources

   Lycos provides a variety of content offerings throughout the Lycos Network, such as:

   Games. We recently acquired Gamesville.com, one of the leading online gaming sites, that is now the featured product offering on the Lycos Games WebGuide. According to Media Metrix, in November 1999, the Gamesville.com site ranked third among the top 500 U.S. websites in average usage at approximately 15 minutes per day. The Gamesville.com offering supplements our existing menu of games which includes various board, card and other traditional games. Gamesville.com offers users the opportunity to win cash and other prizes competing in virtual card games, trivia quizzes and other traditional games, such as bingo. There is no fee for playing these games, and no money is wagered.

   Music. Lycos has created a comprehensive group of products in the music category, under the brand Lycos Music (music.lycos.com). These products include an MP3 search engine, a 35 channel radio network broadcast over the Internet, a catalog of sound files created by independent bands, and news and information from Rolling Stone and Billboard magazines. We have augmented these products with other relevant offerings, such as free homepages on which artists can publish their songs and fans can publish fanpages, and our Sonique music player, which allows users to download and listen to various music and audio formats.

   Personal Finance. Lycos recently acquired Quote.com, a leading personal finance content site. Lycos provides users with finance and investing tools through both its Quote.com site and through Lycos Investing (lycos.investing.com). Quote.com and Lycos Investing provide users with stock quotes, charts, news, research and analysis, as well as the ability to create and maintain information on a personal portfolio of stocks, all without charge. In addition, Quote.com offers users fee-based premium services, including streaming real time stock quotes.

   Kids. LycosZone (lycos.zone.com) provides a unique collection of products, content and services for children. We believe LycosZone has rapidly become one of the most popular websites targeted to children. The offerings include age-specific games, educational tools and special sections for parents and teachers. LycosZone provides links to a large number of national and local educational and information resources geared to children of all ages. LycosZone users are protected by our proprietary SearchGuard online filter, which blocks out potentially inappropriate content.

   Technology. Lycos offers daily, in-depth news and analysis of the technology industry and its impact on business, culture and politics through our Wired News and HotWired (hotwired.lycos.com) services. These services keep users informed on the latest developments and trends across a broad range of technology topics. In addition, our Webmonkey (webmonkey.com) offering provides a wide array of tutorials on Web technology for both amateur and professional Website developers.

   Health. In collaboration with Healtheon/WebMD, Lycos Health WebGuide (webmd.lycos.com) provides a comprehensive health resource. This WebGuide provides medical reference tools and a full-range of information about healthy living, including medical news, health tips, chats with medical experts and specialized communities to help users stay informed about various health issues.

 Personalization

   Through MyLycos, we provide users with the opportunity to personalize their Lycos experience. MyLycos delivers a personalized version of the Lycos service, including features such as news, weather, stock quotes, sports scores, horoscopes, lottery results, local television listings and website reviews, all tailored by each individual to his or her preferences. We believe MyLycos provides a value-added service to our users that increases their overall use and duration of visits to the Lycos Network.

 Online Community Products

   Lycos provides a number of services to allow its users to create and actively manage communities around topics that interest them. Lycos believes that users who become involved with Lycos online community products and services are more likely to return to those sites in the future. Consequently, Lycos seeks to develop an active, loyal user base by building significant community features into the Lycos Network through the following online products:

   Personal Publishing. Through its Angelfire and Tripod services, which together comprise one of the Web's largest online communities, Lycos offers users the online publishing tools necessary to create and publish their own personal homepages. The simplest pages can be created and published in minutes, yet the tools provided allow a user, without any programming skills, to create a "professional-looking" site that incorporates photos, images, graphics, audio and video files, and a guestbook. Through what are commonly known as "affiliate programs", users also can create links to e-commerce sites and earn credit towards purchases by referring visitors to those e-commerce sites.

   Clubs. Lycos Clubs (clubs.lycos.com) offers users the ability to create their own topic-based clubs enhanced by features such as instant messaging, e-mail, paging, chat and photo albums that are seamlessly integrated into each club. Instead of leaving a club to use these features, club members can instantly communicate from within the club. A creator of a club can open the club to the general public or can restrict access to a particular group of users by requiring a password.

   E-mail/Instant Messaging. Through our MailCity product, Lycos offers users a free, personalized Web-based e-mail account which can be accessed from any computer with an Internet connection. Since MailCity users do not need to change their e-mail addresses when they move or change Internet service providers, the same e-mail address can be used indefinitely. In addition, in an alliance with AOL, we launched the Lycos Instant Messenger service (messenger.lycos.com), enabling Lycos users to communicate instantly with each other and with AOL members.

   Chat and Bulletin Boards. Lycos offers users the opportunity to participate in online chat sessions, in which users can interact, in real time, with multiple users from all over the world. Lycos Chat (chat.lycos.com) regularly features hosted chats with celebrities and experts on topics of interest to Lycos users. Lycos Bulletin Board (boards.lycos.com) allows users to post messages to existing message threads or create a new thread by posting a message on a topic or topics of the user's choice.

 Advertising Revenue

   According to Forrester Research, worldwide online advertising revenue is expected to grow from $3.3 billion in 1999 to $33.1 billion in 2004. The large and diverse audience reach of the Lycos Network, combined with our ability to segment and target that audience, provides advertisers with an attractive platform to promote their goods and services. The wide variety of content and services available on the Lycos Network enables advertisers to focus their promotional efforts on the Lycos Network sites most relevant to their product or service offerings. Lycos advises customers on advertisement placement and design, enabling them to develop and monitor their advertisements for effectiveness. To facilitate these services, Lycos provides advertisers with online reports showing impressions (an impression is a one-on-one view of an advertisement by the end user) and the number of times users "click through" an advertisement to visit the advertiser's site.

   We generate advertising revenue primarily by placing banner advertisements and sponsorship links on the Web pages that are displayed on the Lycos Network. From each advertisement, a viewer can link directly to the advertiser's website, thus affording the advertiser the opportunity to interact directly with a potential customer. Our advertising contracts generally have a term of one to twelve months. Advertising contracts are sold primarily as:

  . a site-based or network-based contract under which a customer is guaranteed a number of impressions placed throughout a particular site or the entire Lycos Network; or

  . contracts targeted to a particular audience or user, either in connection with one of our topical WebGuides or in connection with specified word searches (for example, when "automobile" is searched, an automotive or car manufacturer advertisement appears).

   We employ a direct sales force to address the new and evolving requirements of the Internet advertising market. We have hired the majority of our sales force from the advertising industry because we believe that an experienced sales force is critical to initiate and maintain relationships with advertisers and advertising agencies. Lycos employs advertising sales personnel in Atlanta, Boston, Chicago, Dallas, Los Angeles, New York, Miami, Philadelphia and San Francisco.

 Electronic Commerce Revenue

   International Data Corporation estimates that revenues from e-commerce will grow from $50.4 billion in 1998 to $1.3 trillion in 2003. According to a 1999 study by CBS Marketwatch, 78% of all online users search and navigate the Web for product and service information while 36% of all online users search and navigate the Web with a specific intent to buy. With the Lycos Network reaching nearly one out of two U.S. Internet users in November 1999, Lycos represents an attractive e-commerce platform. Lycos provides opportunities for our users to purchase products and services throughout the Lycos Network both by integrating commerce opportunities into contextually relevant placements on the Lycos Network sites and through our online marketplace, LYCOShop.

 Lycos Network E-Commerce Activities

   We believe that integrating e-commerce opportunities into the Lycos Network search and navigation services provides an easy and useful shopping experience for our users. Specifically, we integrate the opportunity to purchase related products and services into the results of commerce-related searches performed by our users. In addition, we provide certain merchant partners with prominent positioning for their product or service offering in appropriate sites within the Lycos Network. In return, Lycos generally receives a fixed fee and a share of the related e-commerce revenue.

   Our e-commerce agreements typically have one to three year terms. In some instances, we have entered into exclusive sponsorship arrangements for certain commercial categories. Our e-commerce relationships include agreements with the following companies:

     AT&T--provides Lycos users with an ability to purchase telecommunication services over the Internet.

     barnesandnoble.com--provides Lycos users with the opportunity to purchase books throughout the Lycos Network.

     First USA Bank--provides Lycos users with a wide range of online banking products through its WingspanBank.com online bank.

     Fleet Credit Card Services--provides Lycos users with a Lycos branded credit card.

 LYCOShop

   In October 1999, we launched LYCOShop, an online marketplace offering thousands of products and services from over 2,000 brand name retailers and small specialty stores, including: Eddie Bauer; FogDog Sports; REI; and The Gap. In addition to online retailing, LYCOShop also provides our participating merchants and users with the ability to conduct online auctions and list classified advertisements for products and services. LYCOShop provides its users with valuable services, including product reviews and search, navigation and community at each stage in the buying cycle so that shoppers can research their buying options, discuss products and services with other consumers and compare product and price features prior to making a purchase. LYCOShop also provides shoppers the convenience of a "universal shopping cart" which allows shoppers to purchase items from more than one merchant within LYCOShop without having to re-register their personal information (such as credit card and delivery information) with each merchant. LYCOShop provides telephonic customer support to augment online support and provides users with a rewards program to increase customer loyalty. During the holiday season in 1999 (Thanksgiving to Christmas), the number of unique users on LYCOShop was 450 percent greater than our shopping traffic during the same period in 1998.

   For participating merchants, LYCOShop features a sophisticated store-building product that permits large and small retailers to create and maintain online stores, accept credit card purchases, track sales, and also sell their products through auctions and classifieds. Lycos generates revenue from LYCOShop through merchant site hosting fees, slotting fees and by charging merchants a percentage of each transaction's value. Our participating merchants provide fulfillment and distribution services for LYCOShop.

Acquisitions and Strategic Alliances

   We pursue acquisitions and alliances with strategic partners in order to increase the number of visitors to the Lycos Network, the frequency with which our users visit the Lycos Network and the amount of time they spend on the Lycos Network each visit.

 Recent Acquisitions

   We have continued to expand our product and service offerings and audience reach by acquiring businesses, technologies, content and services. Since February 1998, we have completed eight acquisitions, including the following acquisitions which we completed in December 1999:

  . Quote.com. Quote.com provides information, tools and trading capabilities to independent investors, including financial news, stock quotes and research. Among the tools offered on the Quote.com website are "QCharts", a Windows-based real-time market analysis and transaction tool that gives users the ability to set up their own "trading workstation" by enabling them to open multiple charts and portfolio sheets all updating automatically in one window of their computer screen. Quote.com significantly enhances Lycos' financial content offering and provides Lycos with high-quality products, content and functions in a widely used area within the Lycos Network.

  . Gamesville.com. Gamesville.com is a leading interactive entertainment community where members compete for prizes by playing multi-player real-time games. The Gamesville.com acquisition complements Lycos' strategic goal of keeping users in the Lycos Network for longer periods of time. Additionally, because of the information that Gamesville.com's users permit us to access through the registration process, Gamesville.com delivers state-of-the-art, 1-to-1 targeted database marketing solutions to brand name advertisers.

   We continuously identify and evaluate potential acquisition candidates and in many cases engage in discussions and negotiations regarding potential acquisitions. We currently have no agreements with respect to any proposed acquisitions.

 Strategic Alliances

   To increase traffic to the Lycos Network, enhance the functionality of our products and services and extend the Lycos brand, we seek to enter into strategic relationships with business partners who offer content, distribution and technology capabilities as well as marketing and cross-promotional opportunities. To date, we have more than 250 alliances with a variety of companies. Examples of our strategic alliances include:

 Content

   Healtheon/WebMD--Through our agreement with Healtheon/WebMD, we provide our users a comprehensive suite of health-related information. This information has been incorporated within the existing Lycos Network websites and is co-branded with Healtheon/WebMD.

   Rolling Stone--We have an agreement that allows us to incorporate content from Rolling Stone, including artist reviews, into Lycos Music. This content is co-branded, with both the Rolling Stone and Lycos brands prominently featured.

   Preview Travel--Preview Travel provides us with travel-related content that is displayed on a co-branded version of the Preview Travel site, which is linked to contextually relevant pages on the Lycos Network. This content includes a "fare finder" and other information about travel deals, travel news headlines and destination guides by location. Lycos users can complete all of their travel plans through this co-branded Preview Travel site.

 Distribution

   Computer Manufacturers and Software Developers. Lycos' products and services are a default offering on software such as IBM's Lotus Notes, and hardware such as IBM's Aptiva and Thinkpad computers.

   Internet Service Providers (ISPs)--We have agreements with a number of ISPs, including Juno, RCN and Sprint Canada, under which Lycos is a default offering on their homepages.

   AOL/Netscape--Lycos has been designated as a "Premier Provider" of search and navigation services accessible from the "Net Search" button on the Netscape browser. AOL/Netscape will commit search exposures during the term of the Netscape Agreement to Lycos' search services in exchange for a per-impression payment by Lycos based on the actual number of exposures delivered to Lycos by AOL/Netscape.

 Technology

   Fidelity--Under our agreement with Fidelity, we provide personalization technology for their PowerStreet online trading initiative. In return, we receive prominent mention in PowerStreet advertising and sponsorship by Fidelity of our Quote.com website.

   Fast Search & Transfer--We have an agreement with Fast Search & Transfer that allows us access to their state-of-the-art MP3 music search technology. We have incorporated this technology with our existing music content to provide our users with the ability to find, listen to and discuss music. We have recently entered into an agreement to invest in Fast Search & Transfer which is expected to close in January 2000.

   LYCOShop--We have entered into agreements with a number of companies, including Open Market, Verio, Fairmarket, Frictionless Commerce, NetPerceptions, ePinions and NetCentives, to use their underlying technology for our LYCOShop e-commerce initiative. These technologies enable store building, transaction processing, auctions, value-based comparisons, a recommendation engine, product reviews and the Lycos Rewards program. Our partners typically receive a commission from us on LYCOShop sales in exchange for use of their technology.

   Ericsson--We are currently developing, in conjunction with Ericsson, wireless.lycos.com, a website that will enable subscribers to view content through Short Message Service and Wireless Access Protocol cellular phones. This service will be co-marketed with Ericsson to wireless carriers with the goal of making it the default offering for mobile users by offering personalized services such as stock quotes, news and messaging capabilities.

 Strategic Investments

   Lycos has made direct strategic investments or received warrants in privately-held Internet services companies whose products are integrated into the Lycos Network. The companies in which we have made investments include:

  . FairMarket, a provider of auctions to business merchants and Web communities;

  . Bidder's Edge, a provider of tools and services that enable online auction users to easily and automatically find similar items from multiple online auctions;

  .  Valent Software, a developer of software that powers online clubs;

  . Frictionless Commerce, a developer of comparison shopping technologies that take into account options such as price, product features, brand reputation and delivery time; and

  . iCOMS, a provider of engineering, operational and merchant support for e-commerce services.

   We have also made investments in Mail.com (which completed its initial public offering in June 1999), PlanetAll (which was acquired by Amazon.com in August 1998) and Wit Capital (which completed its initial public offering in June 1999).

 International Expansion

   We believe the international markets will be a significant part of the Internet base in the future. According to International Data Corporation, Internet users outside the U.S. will increase from 79.4 million in 1998 to
325.5 million in 2003, a compound annual growth rate of approximately 33%. We often seek to broaden our offerings of localized versions of our products and services to users outside the United States by partnering with prominent local media and technology companies. These arrangements are designed to leverage our brands, technology and Internet operating expertise with their promotional, marketing and sales strengths with the goal of reducing the time to market and costs associated with our global expansion. In addition, our partners provide local expertise and infrastructure, localized content and financing.

   We have established our position as a global Internet leader. We currently offer 50 localized sites in 22 countries, primarily consisting of localized versions of the Lycos search and navigation service, the Tripod community service and the MailCity e-mail service. By creating sites in native languages with local content and partnering with prominent local companies, we believe that we can improve the experience for Internet users in their own countries.

   Our current international operations are:

     Lycos Europe. In May 1997, we entered into a joint venture agreement with Bertelsmann Internet Services to create localized versions of the Lycos search and navigation service and the Tripod community site throughout Europe. This joint venture, named Lycos Bertelsmann GmbH & Co. KG, is owned 50% by Lycos and 50% by Bertelsmann Internet Group. Lycos Bertelsmann currently operates localized versions of the Lycos.com and Tripod sites in Belgium, Denmark, France, Germany, Ireland, Italy, The Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom.

     Lycos Japan. In March 1998, we established Lycos Japan KK as the basis for a joint venture to promote and operate a Japanese version of the Tripod and MailCity websites. Our joint venture partners are Sumitomo Corporation, one of the largest companies in Japan, Internet Initiative Japan, one of Japan's largest Internet service providers, and Kadokawa, a major Japanese publisher. Lycos beneficially owns approximately 45% of the joint venture.

     Lycos Korea. In March 1999, we established Lycos Korea to promote localized versions of the Lycos and Tripod websites. Our joint venture partner is Mirae Corporation, a prominent South Korean high-technology company. Lycos and Mirae each own 50% of the joint venture.

     Lycos Asia. In September 1999, we established Lycos Asia to promote localized versions of the Lycos and Tripod websites in more than 10 countries in Asia, including Singapore, China, Taiwan, Hong Kong, India and Malaysia. Our joint venture partner is Singapore Telecommunications, and we each own 50% of the joint venture. Lycos Singapore was launched in December 1999 and both simplified and traditional Chinese language services are expected to be launched in early 2000.

     Lycos Americas. In October 1999, we launched localized versions of the Lycos and Tripod websites in Argentina, Brazil, Chile, Colombia, Mexico, Peru and Venezuela as well as a United States-based Spanish language version of the Lycos and Tripod websites. These sites are currently owned entirely by us.

Lycos Ventures

   In July 1999, we formed Lycos Ventures, a $75 million venture capital fund, in conjunction with Bear Stearns, Mellon Ventures, Sumitomo Corporation, Vulcan Ventures and others to make early stage investments in companies involved in e-commerce, online media or Internet technology. We have committed to invest up to $10 million of the $75 million fund. To date, this fund has made investments in several companies, including LifeMinders, FogDog Sports, Conducent Technologies, Tekmetrics and Planet Feedback.

Marketing and Branding

   We support the Lycos Network globally through an integrated marketing and branding strategy that includes advertising, public relations and promotions. Our plan is designed to increase awareness of the Lycos brand, enhance loyalty and increase usage of the Lycos Network. We believe that continuing to enhance our brand name recognition is important to attract new users. We seek to differentiate our offerings by giving them a personality, principally through our mascot, "Lycos", the black Labrador retriever, and our "Go Get It" slogan. Our advertising emphasizes that using the Lycos Network is fast, friendly and fun. Our marketing efforts seek to create a Lycos brand that is consistent in all of the countries in which we operate.

   We advertise both online and through traditional media, such as broadcast and cable television, local radio, consumer and trade magazines, newspapers and billboards. We are also extending the Lycos brand name by promoting our products and services through other media, such as books, movies and videos. Our online advertising includes banner advertisements throughout the Lycos Network and across many other sites on the Internet. In addition, we promote each of the sites within the Lycos Network both by creating hyperlinks among the member sites and through banner promotion within the Lycos Network. We also promote the Lycos brand through non-traditional marketing channels, including:

  . professional sports sponsorships, such as sponsorships of a NASCAR racing team, and an NFL and NHL team, Major League Indoor Soccer, NCAA basketball games and an America's Cup yacht, and hosting special event sites such as golf's 1999 USOpen.com and football's 1999 Superbowl.com; and

  . co-branded and cross-promotions with various packaged good companies, retail outlets and media companies such as Universal Studios, Pepsi and Ticketmaster.

   We also enter into strategic alliances with companies such as Fidelity and Intel that include co-branded cross-promotions designed to generate off-line media exposure.

 Operations and Technology

   We use a combination of proprietary and licensed technology to provide our users with search and navigation services and capabilities that differentiate the user experience of the Lycos Network from that of our competitors. Our proprietary technologies include search technology, MyLycos personal page, SearchGuard online filter, and Tripod and Angelfire personal publishing tools. Through third parties, we license technologies such as search, directory services, advertisement serving, commerce transaction processing, online product reviews and value-based comparisons.

   The Lycos search and indexing technology was originally developed at Carnegie Mellon University. In June 1995, Lycos entered into a license agreement with Carnegie Mellon University pursuant to which Carnegie Mellon University granted Lycos a perpetual, worldwide right to use and sub-license the Lycos search and indexing technology and other intellectual property rights, including the "Lycos" trademark and the domain name lycos.com. CMU has been issued a patent in the United States relating to Lycos' search and indexing technology.

   Most of our technological infrastructure operations are provided to us by third parties. Exodus Communications hosts our servers and provides network redundancy. Our outsourcing relationships have allowed us to grow quickly and have reduced the costs associated with staffing and equipment.

 Research and Development

   We focus our efforts both on developing our internal technologies and integrating the technologies of our partners. We continue to develop proprietary technologies that differentiate the Lycos user experience (such as MyLycos), tools that strengthen the relationship between our sites (such as universal registration) and methods of improving targeted advertising and e-commerce on the Lycos Network. We are also working with partners to distribute our content over broadband and wireless networks.

 Competition

   The market for Internet products and services, advertising and e-commerce is highly competitive. Lycos believes the principal competitive factors in this market are name recognition, quality of content and commerce offerings, site performance, ease of use, features and quality of support.

   A number of companies currently offer competitive products in our target markets. The primary competitors of our products and services are other companies providing online services and include About.com, Amazon.com, AOL, Ask Jeeves, Buy.com, CMGi's AltaVista, Disney's GO Network, DealTime, Excite@Home, FortuneCity, GoTo.com, Go2.net, Google, Infospace, Looksmart, Microsoft's MSN, mySimon, NBCi (including Snap and Xoom), CBS StoreRunner, theGlobe.com and Yahoo!. In addition, a number of companies offering Internet products and services, including direct competitors of Lycos, recently have begun to integrate multiple features within the products and services they offer to consumers. These competitors have integrated competing products and services through internal development, acquisitions, joint ventures and licensing arrangements.

 Employees

   As of December 31, 1999, Lycos' U.S. operations employed 919 persons, including 457 in sales and marketing, 357 in research and development, product development and service operations and 105 in finance and administrative functions. Lycos also employs 69 independent contractors for software development, documentation, artistic design and editorial reviews. In addition, our international joint ventures employ an additional 250 persons in Europe and Asia. None of our employees is represented by a labor union and Lycos considers its employee relations to be good.

 Properties

   Lycos' corporate headquarters is located in Waltham, Massachusetts. We also have principal operating offices in New York City and San Francisco. We also maintain sales offices in Atlanta, Boston, Chicago, Dallas, Los Angeles, Miami, New York, Philadelphia and San Francisco. We expect that we will need additional space as we continue to expand our business and believe that we will be able to obtain additional space as needed on commercially reasonable terms.

   Lycos maintains substantially all of its computer systems in the California, New Jersey and Massachusetts sites of Exodus Communications. Lycos' operations are dependent in part upon its ability to protect its operating systems against physical damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins or other similar events. Furthermore, despite the implementation of network security measures by Lycos, its servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. The occurrence of any of these events could result in interruptions, delays or cessations in service to users of our products and services which could adversely impact our ability to operate our business.

 Legal Proceedings

   In February 1999, Lycos announced its intention to enter into a transaction with USA Networks and certain affiliated companies pursuant to which, among other things, Lycos would have been merged into a subsidiary of USA Networks. In May 1999, the parties to the proposed transaction terminated the proposed merger by mutual agreement.

   Prior to the termination, eight purported class action lawsuits were filed in the Court of Chancery for the State of Delaware in and for New Castle County by shareholders of Lycos allegedly on behalf of all common stockholders of Lycos. The complaints requested, among other things, that the proposed transaction be enjoined or that rescissionary damages be awarded to the purported class and that plaintiffs be awarded all costs and fees, including attorneys' fees. Since the proposed merger was terminated, the suits have been inactive. We believe that the allegations in the complaints are without merit and, as a result of the termination of the proposed merger, are now moot.

   Also prior to the termination of the proposed merger, certain purported securities class action lawsuits were filed in the United States District Court for the District of Massachusetts. The suits, which have since been consolidated, allege, among other claims, violations of United States securities laws through alleged misrepresentations and omissions relating to the announced transaction with USA Networks. The consolidated complaint seeks an unspecified award of damages. We believe that the allegations in the consolidated complaint are without merit and intend to contest them vigorously. On October 22, 1999, we filed a motion with the court to have the lawsuit dismissed for failure to adequately allege violations of the securities laws.

   A former employee of Lycos has brought suit in Federal District Court in California, seeking compensatory and punitive damages, unpaid and lost wages, costs, attorneys' fees and prejudgment interest based on alleged gender discrimination, harassment, retaliation, wrongful discharge, breach of implied contract, fraud, and wage and hour violations. The matter is currently scheduled for trial in March 2000. We believe that the allegations in the complaint are without merit, and we have contested, and will continue to contest, them vigorously.

   In November 1999, AIWF Trust, a former shareholder of WiseWire Corporation, filed a lawsuit in the Court of Common Pleas of Allegheny County, Pennsylvania against WiseWire, representatives of former shareholders of WiseWire, and Lycos, as WiseWire's alleged successor in interest. In this lawsuit, AIWF Trust alleged that pursuant to a 1996 subscription agreement between AIWF Trust and WiseWire, AIWF Trust was entitled to 2,500,000 million shares of WiseWire common stock instead of the 25,000 shares it received. AIWF Trust seeks the equivalent of 2,500,000 shares of WiseWire common stock in Lycos common stock, which amounts to approximately 748,000 shares of Lycos common stock. Lycos believes that the allegations in the complaint are without merit and intends to contest them vigorously. In addition, Lycos has asserted a claim against the escrow deposit created in connection with Lycos' acquisition of WiseWire, which currently contains approximately 329,000 shares of Lycos common stock.

                                   MANAGEMENT

   The directors, executive officers, and key employees of the Company are as follows:

          Name           Age                            Position
          ----           ---                            --------
Robert J. Davis.........  43 President, Chief Executive Officer and Director
Edward M. Philip........  34 Chief Operating Officer, Chief Financial Officer and Secretary
Ron A. Sege.............  42 Executive Vice President
David G. Peterson.......  42 Senior Vice President of Sales
Thomas E. Guilfoile.....  35 Vice President of Finance and Administration
Jeffrey S. Bennett......  37 Senior Vice President of Business Development
John P. McMahon.........  47 Chief Human Resources Officer
John M. Connors, Jr.....  57 Director
Daniel J. Nova..........  38 Director
Richard H. Sabot........  55 Director
Peter A. Lund...........  58 Director

   Robert J. Davis has served as our President, Chief Executive Officer and a Director since our inception in June 1995. From January 1993 to June 1995, Mr. Davis served as Vice President of Sales at Cambex Corporation, a manufacturer of computer-related products. From January 1982 to January 1993, Mr. Davis was employed by Wang Laboratories, a computer manufacturer, in various sales and marketing positions, including Director of United States Commercial Sales and Marketing and Director of Worldwide Marketing. Mr. Davis holds a Bachelor of Science degree, with highest honors, from Northeastern University and a Master in Business Administration from Babson College.

   Edward M. Philip has served as our Chief Financial Officer and Secretary since December 1995 and as our Chief Operating Officer since December 1996. From July 1991 to December 1995, Mr. Philip was employed by The Walt Disney Company where he served in various finance positions, most recently as Vice President and Assistant Treasurer. From September 1989 to May 1991, Mr. Philip attended Harvard Business School. From August 1987 to June 1989, Mr. Philip was an investment banker at Salomon Brothers Inc. Mr. Philip received a Bachelor of Science degree in Economics and Mathematics from Vanderbilt University and a Master in Business Administration from Harvard Business School. Mr. Philip is a director of Allscripts, Inc. and Vialog Corporation.

   Ron A. Sege has served as our Executive Vice President since February 1999. Prior to joining Lycos, Mr. Sege worked for 3Com Corporation from January 1989 to February 1999, most recently as senior vice president of one of three business units at 3Com. Before joining 3Com, Mr. Sege worked for Rolm Corporation. Mr. Sege serves on various corporate and non-profit boards, including Artel Video Systems, the Massachusetts Telecommunications Council and Junior Achievement of New England. He holds a Bachelor of Arts degree from Pomona College and a Master in Business Administration from Harvard Business School.

   David G. Peterson has served as our Senior Vice President of Sales since December 1999 and was previously Vice President of Advertising Sales since December 1996. From 1985 to 1996, Mr. Peterson served in various sales positions at International Data Group (IDG), most recently as Associate Publisher of Computerworld, where he was responsible for all U.S. advertising sales operations. Mr. Peterson held a variety of positions within IDG, including Vice President of Eastern Advertising Sales, Regional Vice President of New England Advertising Sales and District Manager. Mr. Peterson holds a Bachelor of Arts degree in economics from the University of New Hampshire and a Master of Business Administration from Northeastern University.

   Thomas E. Guilfoile has served as our Vice President of Finance and Administration since December 1996 and as our Controller since February 1996. Prior to joining Lycos, Mr. Guilfoile was employed by Ernst & Young LLP from July 1986 to February 1996, most recently as a Senior Manager in Ernst & Young LLP's Entrepreneurial Services Group. Mr. Guilfoile holds a Bachelor of Business Administration degree in accounting from the University of Notre Dame and serves as a director of AdOne, Inc.

   Jeffrey S. Bennett has served as our Senior Vice President of Corporate Development since December 1999, and had previously served us in a variety of roles since joining us in December 1996, most recently as Vice President and General Manager of E-commerce. Prior to joining Lycos, Mr. Bennett was employed by DST Systems from December 1993 through May 1996 and Thomson Financial Services from May 1993 through December 1993 and May 1996 through December 1996. Mr. Bennett also worked at SunGard Financial Systems and Wang Laboratories. Mr. Bennett held various national sales, sales management and business development positions at his previous employers. Mr. Bennett holds a BS Degree in marketing management from Bentley College.

   John P. McMahon has served as our Chief Human Resources Officer since August 1999. Prior to joining Lycos, Mr. McMahon served as Vice President of Human Resources at Wang Global from March 1998 through August 1999. Before joining Wang Global, Mr. McMahon served at Stream International from July 1995 through October 1997, most recently as Senior Vice President of Human Resources. From January 1993 to July 1995, Mr. McMahon was employed by Stride Rite. Mr. McMahon has a Master of Science degree in Human Resource Management from Upsala College and a Bachelor of Science degree in criminal justice from Mercy College.

   John M. Connors, Jr. has served as one of our Directors since June 1996. Mr. Connors is a founding partner of, and since 1995, Mr. Connors has served as Chairman of the Board of Directors and, since 1968, as Chief Executive Officer of Hill, Holliday, Connors, Cosmopulos, Inc., a leading full-service marketing communications company. Hill, Holliday is a member of the Interpublic Group of Companies, which is traded on the New York Stock Exchange. Mr. Connors is the Chairman of the Board of Partners HealthCare System, a member of the Board of Trustees of Boston College and a member of the board of directors of the John Hancock Mutual Life Insurance Company, Geerlings and Wade, Inc. and Saucony, Inc. He is also past chairman of the board of directors of the Wang Center for the Performing Arts, and he currently serves as a member of the board of directors of the Boys and Girls Clubs of Boston, Belmont Hill School, the American Ireland Fund and the Greater Boston Chamber of Commerce. Mr. Connors is a graduate of Boston College.

   Daniel J. Nova has served as one of our Directors since July 1995. Since 1996, Mr. Nova has served as a general partner of the general partner of Highland Capital Partners II, III and IV Limited Partnerships, each a venture capital partnership. Since June 1996, Mr. Nova has also served as a managing member of the general partner of Highland Entrepreneurs' Fund III Limited Partnership, a venture capital partnership. From January 1995 to July 1996, Mr. Nova served as a general partner of CMG@Ventures, a venture capital firm and one of our significant stockholders, and as Vice President of CMG@Ventures, Inc., the managing general partner of CMG@Ventures. From June 1991 to January 1995, Mr. Nova was a senior associate at Summit Partners, a venture capital firm. From September 1989 to May 1991, Mr. Nova attended Harvard Business School. From June 1983 to August 1989, Mr. Nova was employed by Wang Laboratories, a computer manufacturer, in various sales and management positions. Mr. Nova received a Bachelor of Science degree with honors in computer science and marketing from Boston College and a Master in Business Administration from Harvard Business School. Mr. Nova serves on the board of directors of Etoys.com, Mapquest, AskJeeves, BeFree, Topica, RadioLan, Send.com and Beliefnet.com.

   Richard H. Sabot has served as one of our Directors since May 1998. Mr. Sabot currently serves as Executive Vice President of Tripod, Inc., a wholly-owned subsidiary of Lycos, and has been with Tripod since its inception in 1994. Mr. Sabot is the John J. Gibson Professor of Economics at Williams College where he has taught since 1984. Previous to his tenure at Williams, Mr. Sabot spent ten years at the World Bank researching the role of human capital accumulation in the development process. Mr. Sabot received an undergraduate degree from the University of Pennsylvania and a Doctorate of Philosophy in economics from Oxford University in England. Mr. Sabot also serves on the board of directors of eZiba.com and Newforum, Inc.

   Peter A. Lund became one of our Directors in 1999. Mr. Lund currently serves as a media consultant and is a private investor in a number of companies. Mr. Lund was President and Chief Executive Officer of CBS Corporation from October 1995 to June 1997. Previously, Mr. Lund held a variety of senior management positions at CBS, including President, CBS Sports; President, CBS Television Network; President, CBS Television Stations; and President, Multimedia Entertainment. Mr. Lund serves as a director for GHS Inc. and the University of St. Thomas.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated      , 2000, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Allen & Company Incorporated, Bear, Stearns & Co. Inc. and Hambrecht & Quist LLC are acting as representatives, the following respective numbers of shares of our common stock:

                                                                        Number
    Underwriter                                                        of Shares
    -----------                                                        ---------
   Credit Suisse First Boston Corporation.............................
   Goldman, Sachs & Co................................................
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated..................................................
   Allen & Company Incorporated.......................................
   Bear, Stearns & Co. Inc............................................
   Hambrecht & Quist LLC..............................................
                                                                       ---------
       Total.......................................................... 5,000,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 750,000 additional shares from us at the public offering price less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to the
selling group members at that price less a selling concession of $    per
share. The underwriters and the selling group members may allow a discount of $ per share on sales to other broker/dealers. After this offering, the public offering price and selling concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions paid by
 us.....................        $              $              $              $
Expenses payable by us..       $               $              $              $

   We have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus, except for grants of employee stock options under our stock incentive plans in effect on the date hereof, issuances of securities as a result of the exercise of any options outstanding on the date hereof, issuances of up to an aggregate of 250,000 shares of common stock in connection with acquisitions and the filing of registration statements in connection with certain transactions entered into prior to the date of this prospectus.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or to contribute to payments which the underwriters may be required to make in that respect.

   Our common stock is traded on The Nasdaq Stock Market's National Market under the symbol "LCOS".

   From time to time, certain of the underwriters may provide financial advisory services to Lycos, its subsidiaries or its joint ventures.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the size of the offering, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilization transaction or a syndicate covering transaction to cover syndicate short positions.

  . In "passive" market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale restrictions

   The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are effected. Accordingly, any resale of our common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that:

  (i) such purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under such securities laws;

  (ii) where required by law, that such purchaser is purchasing as principal and not as agent; and

  (iii) such purchaser has reviewed the text above under "Resale restrictions."

Rights of action (Ontario purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of legal rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia residents

   A purchaser of our common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and eligibility for investment

   Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the shares of our common stock offered by this prospectus will be passed upon for Lycos by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

   The consolidated financial statements of Lycos at July 31, 1999 and 1998 and for each of the years in the three-year period ended July 31, 1999, and the consolidated financial statements of Wired Ventures, Inc. at December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 included in this prospectus, or incorporated by reference, have been audited by KPMG LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference herein, and are included herein and incorporated by reference in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. We have filed a registration statement to register with the SEC the common stock offered by this prospectus. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Statements in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the full text of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

   Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is "incorporated by reference" to documents that have been filed by us with the SEC. The information that is incorporated by reference consists of:

  . Our Annual Report on Form 10-K, for the fiscal year ended July 31, 1999, as filed on October 29, 1999;

  . Our Proxy Statement for our 1999 annual meeting held on December 21, 1999, as filed November 22, 1999;

  . Our Current Reports on Form 8-K filed on August 6, 1999 (as amended on October 7, 1999), September 16, 1999 (as amended on December 22, 1999) and December 21, 1999 (as amended on January 4, 2000);

  . The audited consolidated balance sheets of Wired Ventures, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations and comprehensive income (loss), minority interest and stockholders' (deficit) equity and cash flows for each of the years in the three-year period ended December 31, 1998; the unaudited consolidated balance sheet of Wired Ventures, Inc. and subsidiaries as of March 31, 1999 and the related unaudited consolidated statements of operations and comprehensive income and cash flows for the three months ended March 31, 1999 and 1998; and our unaudited pro forma combined condensed balance sheet and the related unaudited pro forma combined condensed statements of operations, each as included in our Current Report on Form 8-K filed on July 15, 1999;

  . Our Quarterly Report on Form 10-Q, for the fiscal quarter ended October 31, 1999, as filed on December 15, 1999;

  . The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on February 23, 1996;

  . All documents filed by us under the Securities Exchange Act of 1934 (e.g., Forms 10-Q and 8-K) after the date of this prospectus and prior to the termination of this offering.

   If there is any contrary information in a previously filed document that is incorporated by reference, then you should rely on the information in this prospectus.

   You can obtain any of the documents incorporated by reference through Lycos or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits. You may obtain documents incorporated by reference in this prospectus by requesting them in writing to the following address or by telephone:

                                  Lycos, Inc.
                         Attention: Investor Relations
                             400-2 Totten Pond Road
                          Waltham, Massachusetts 02451
                                 (781) 370-2700

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
LYCOS, INC. CONSOLIDATED FINANCIAL STATEMENTS:

Audited Consolidated Financial Statements:

Independent Auditors' Report..............................................   F-2

Consolidated Balance Sheets at July 31, 1999 and 1998.....................   F-3

Consolidated Statements of Operations for the years ended July 31, 1999,
 1998 and 1997............................................................   F-4

Consolidated Statements of Stockholders' Equity and Comprehensive Income
 (Loss) for the years ended July 31, 1999, 1998 and 1997..................   F-5

Consolidated Statements of Cash Flows for the years ended July 31, 1999,
 1998 and 1997............................................................   F-6

Notes to Consolidated Financial Statements................................   F-8

Unaudited Condensed Consolidated Financial Statements:

Condensed Consolidated Balance Sheets at October 31, 1999 (Unaudited) and
 July 31, 1999 ...........................................................  F-31

Condensed Consolidated Statements of Operations for the Three Months Ended
 October 31, 1999 and 1998 (Unaudited)....................................  F-32

Condensed Consolidated Statements of Cash Flows for the Three Months Ended
 October 31, 1999 and 1998 (Unaudited)....................................  F-33

Notes to Condensed Consolidated Financial Statements (Unaudited)..........  F-34

                         INDEPENDENT AUDITORS' REPORT

   The Board of Directors
   Lycos, Inc.:

     We have audited the accompanying consolidated balance sheets of Lycos, Inc. as of July 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended July 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lycos, Inc. at July 31, 1999 and 1998, and the results of its operations and cash flows for each of the years in the three year period ended July 31, 1999, in conformity with generally accepted accounting principles.

/s/ KMPG

Boston, Massachusetts
August 17, 1999

                                  LYCOS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                      July 31,      July 31,
                                                        1999          1998
                                                    ------------  ------------
                      ASSETS
Current assets:
  Cash and cash equivalents........................ $152,970,244  $153,728,200
  Accounts receivable, less allowance for doubtful
   accounts of $2,377,000 and $1,208,000 at July
   31, 1999 and 1998, respectively.................   24,639,514    10,958,470
  Electronic commerce and license fees receivable..   71,843,202    30,223,986
  Prepaid expenses.................................    8,537,383     5,559,842
  Other current assets.............................      143,448       326,292
                                                    ------------  ------------
    Total current assets...........................  258,133,791   200,796,790
                                                    ------------  ------------
Property and equipment, less accumulated
 depreciation and amortization.....................    7,471,230     3,960,059
Electronic commerce and license fees receivable....   48,029,100    21,537,371
Investments........................................   48,000,570     8,874,568
Intangible assets, less accumulated amortization...  505,682,024    78,787,554
Other assets.......................................    7,325,353     3,278,994
                                                    ------------  ------------
    Total assets................................... $874,642,068  $317,235,336
                                                    ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable--current........................... $  2,589,271  $    171,783
  Accounts payable.................................    1,381,721     4,873,302
  Accrued expenses.................................   22,438,326    17,277,168
  Deferred revenues................................   64,016,249    31,412,239
                                                    ------------  ------------
    Total current liabilities......................   90,425,567    53,734,492

Notes payable......................................    2,599,729       140,749
Deferred revenues..................................   55,934,152    26,159,754
Other liabilities..................................          --         36,667
                                                    ------------  ------------
                                                      58,533,881    26,337,170
Commitments and contingencies......................          --            --
Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
   authorized, none issued or outstanding..........          --            --
  Common stock, $.01 par value; 300,000,000 shares
   authorized, 96,706,803 shares at July 31, 1999
   and 77,982,872 at July 31, 1998 issued and
   outstanding.....................................      967,071       779,832
  Additional paid-in capital.......................  801,494,011   277,736,666
  Deferred compensation............................      (69,802)     (116,338)
  Accumulated deficit..............................  (92,295,457)  (40,251,893)
  Treasury stock, at cost, 1,814,893 shares at July
   31, 1999 and 1,417,348 shares at July 31, 1998..   (3,286,293)     (984,593)
  Accumulated other comprehensive income...........   18,873,090           --
                                                    ------------  ------------
    Total stockholders' equity.....................  725,682,620   237,163,674
                                                    ------------  ------------
    Total liabilities and stockholders' equity..... $874,642,068  $317,235,336
                                                    ============  ============

          See accompanying notes to consolidated financial statements.

                                  LYCOS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         Year Ended
                                          -------------------------------------------
                                          July 31, 1999  July 31, 1998  July 31, 1997
                                          -------------  -------------  -------------
Revenues:
  Advertising............................ $ 93,440,262   $ 41,768,607    $17,417,388
  Electronic commerce, license and
   other.................................   42,080,564     14,291,698      4,855,654
                                          ------------   ------------    -----------
    Total revenues.......................  135,520,826     56,060,305     22,273,042
Cost of revenues.........................   28,726,949     12,513,259      4,335,941
                                          ------------   ------------    -----------
    Gross profit.........................  106,793,877     43,547,046     17,937,101
Operating expenses:
  Research and development...............   26,279,267      9,477,708      4,301,267
  In process research and development....          --      17,280,000            --
  Sales and marketing....................   78,807,148     35,035,754     19,126,317
  General and administrative.............   16,249,670      5,631,104      2,718,763
  Amortization of intangible assets......   52,427,704      7,613,711        540,416
                                          ------------   ------------    -----------
    Total operating expenses.............  173,763,789     75,038,277     26,686,763
                                          ------------   ------------    -----------
Operating loss...........................  (66,969,912)   (31,491,231)    (8,749,662)
Interest income..........................    6,166,942      3,051,747      2,130,472
Equity share of losses in affiliates.....   (1,360,425)           --             --
Gain on sale of investments..............   10,119,831            --             --
                                          ------------   ------------    -----------
Net loss................................. $(52,043,564)  $(28,439,484)   $(6,619,190)
                                          ============   ============    ===========
Basic and diluted net loss per share..... $      (0.60)  $      (0.46)   $     (0.12)
                                          ============   ============    ===========
Shares used in computing basic and
 diluted net loss per share..............   86,428,459     61,865,964     55,178,972
                                          ============   ============    ===========


          See accompanying notes to consolidated financial statements.

                                  LYCOS, INC.

   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                    (LOSS)

                                                                                                             Accumulated
                           Common Stock      Additional                                 Treasury Stock          Other
                        -------------------   Paid-in       Deferred   Accumulated   ---------------------  Comprehensive
                          Shares    Amount    Capital     Compensation   Deficit      Shares     Amount     Income (Loss)
                        ---------- -------- ------------  ------------ ------------  --------- -----------  -------------
Balances at July 31,
1996..................  55,171,584 $551,716 $ 49,123,821   $(376,161)  $ (5,193,219)       --          --            --
Comprehensive income
(loss):
  Net loss............         --       --           --          --      (6,619,190)       --          --            --
  Other comprehensive
  income (loss):
    Unrealized gains
    on available-for-
    sale securities...
      Comprehensive
      income (loss)...
Issuance of common
stock in connection
with Employee Stock
Purchase Plan.........      14,896      148       18,254         --             --         --          --            --
Cancellation of
options...............         --       --       (49,067)     49,067            --         --          --            --
Amortization of
deferred
compensation..........         --       --           --      141,658            --         --          --            --
                        ---------- -------- ------------   ---------   ------------  --------- -----------   -----------
Balances at July 31,
1997..................  55,186,480  551,864   49,093,008    (185,436)   (11,812,409)       --          --            --
Comprehensive income
(loss):
  Net loss............         --       --           --          --     (28,439,484)       --          --            --
  Other comprehensive
  income (loss):
    Unrealized gains
    on available-for-
    sale securities...
      Comprehensive
      income (loss)...
Issuance of common
stock in connection
with Employee Stock
Purchase Plan.........      17,176      172       65,870         --             --         --          --            --
Cancellation of
options...............         --       --       (22,562)     22,562            --         --          --            --
Issuance of common
stock in connection
with exercise of stock
options...............   4,094,040   40,940    3,201,254         --             --     123,112 $      (307)          --
Purchase of treasury
stock in connection
with exercise of stock
options...............         --       --           --          --             --   1,216,368    (467,589)          --
Issuance of common
stock in connection
with exercise of
warrants..............     414,456    4,144    1,359,444         --             --      37,672    (113,581)          --
Issuance of common
stock in connection
with strategic
investments, net of
offering costs........     602,056    6,024    7,876,419         --             --         --          --            --
Issuance of common
stock and warrants in
connection with
acquisitions..........   8,298,284   82,984  104,766,071         --             --      40,196    (403,116)          --
Issuance of common
stock in connection
with Secondary Public
Offering, net of
offering costs........   9,350,000   93,500  111,097,366         --             --         --          --            --
Issuance of common
stock in connection
with services
rendered..............      20,380      204      299,796         --             --         --          --            --
Amortization of
deferred
compensation..........         --       --           --       46,536            --         --          --            --
                        ---------- -------- ------------   ---------   ------------  --------- -----------   -----------
Balances at July 31,
1998..................  77,982,872  779,832  277,736,666    (116,338)   (40,251,893) 1,417,348    (984,593)          --
Comprehensive income
(loss):
  Net loss............         --       --           --          --     (52,043,564)       --          --            --
  Other comprehensive
  income (loss):
    Unrealized gains
    on available-for-
    sale securities,
    net of tax........                                                                                       $18,873,090
      Comprehensive
      income (loss)...
Issuance of common
stock in connection
with Employee Stock
Purchase Plan.........      19,112      191      247,300         --             --         --          --            --
Issuance of common
stock in connection
with exercise of stock
options...............   3,120,163   31,201   15,512,243         --             --     397,545  (2,301,700)          --
Tax benefit of stock
option exercises......         --       --    12,582,000         --             --         --          --            --
Issuance of common
stock in connection
with acquisitions.....  15,584,656  155,847  495,415,802         --             --         --          --            --
Amortization of
deferred
compensation..........         --       --           --       46,536            --         --          --            --
                        ---------- -------- ------------   ---------   ------------  --------- -----------   -----------
Balances at July 31,
1999..................  96,706,803 $967,071 $801,494,011   $ (69,802)  $(92,295,457) 1,814,893 $(3,286,293)  $18,873,090
                        ========== ======== ============   =========   ============  ========= ===========   ===========
                                      Comprehensive
                           Total      Income (Loss)
                        ------------- --------------
Balances at July 31,
1996..................  $ 44,106,157
Comprehensive income
(loss):
  Net loss............    (6,619,190) $ (6,619,190)
  Other comprehensive
  income (loss):
    Unrealized gains
    on available-for-
    sale securities...                         --
                                      --------------
      Comprehensive
      income (loss)...                $ (6,619,190)
                                      ==============
Issuance of common
stock in connection
with Employee Stock
Purchase Plan.........        18,402
Cancellation of
options...............           --
Amortization of
deferred
compensation..........       141,658
                        -------------
Balances at July 31,
1997..................    37,647,027
Comprehensive income
(loss):
  Net loss............   (28,439,484) $(28,439,484)
  Other comprehensive
  income (loss):
    Unrealized gains
    on available-for-
    sale securities...                         --
                                      --------------
      Comprehensive
      income (loss)...                $(28,439,484)
                                      ==============
Issuance of common
stock in connection
with Employee Stock
Purchase Plan.........        66,042
Cancellation of
options...............           --
Issuance of common
stock in connection
with exercise of stock
options...............     3,241,887
Purchase of treasury
stock in connection
with exercise of stock
options...............      (467,589)
Issuance of common
stock in connection
with exercise of
warrants..............     1,250,007
Issuance of common
stock in connection
with strategic
investments, net of
offering costs........     7,882,443
Issuance of common
stock and warrants in
connection with
acquisitions..........   104,445,939
Issuance of common
stock in connection
with Secondary Public
Offering, net of
offering costs........   111,190,866
Issuance of common
stock in connection
with services
rendered..............       300,000
Amortization of
deferred
compensation..........        46,536
                        -------------
Balances at July 31,
1998..................   237,163,674
Comprehensive income
(loss):
  Net loss............   (52,043,564) $(52,043,564)
  Other comprehensive
  income (loss):
    Unrealized gains
    on available-for-
    sale securities,
    net of tax........  $ 18,873,090  $ 18,873,090
                                      --------------
      Comprehensive
      income (loss)...                $(33,170,474)
                                      ==============
Issuance of common
stock in connection
with Employee Stock
Purchase Plan.........       247,491
Issuance of common
stock in connection
with exercise of stock
options...............    13,241,744
Tax benefit of stock
option exercises......    12,582,000
Issuance of common
stock in connection
with acquisitions.....   495,571,649
Amortization of
deferred
compensation..........        46,536
                        -------------
Balances at July 31,
1999..................  $725,682,620
                        =============

         See accompanying notes to consolidated financial statements.

                                  LYCOS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Year Ended
                                        ---------------------------------------
                                          July 31,      July 31,     July 31,
                                            1999          1998         1997
                                        ------------  ------------  -----------
Operating activities
Net loss..............................  $(52,043,564) $(28,439,484) $(6,619,190)
Adjustments to reconcile net loss to
 net cash used in operating
 activities:
  Amortization of deferred
   compensation.......................        46,536        46,536      141,658
  Amortization of intangible assets...    52,427,704     7,613,711      540,416
  Depreciation........................     3,554,128     1,525,132      728,648
  Allowance for doubtful accounts.....     1,169,000       654,000      405,000
  Gain on sale of investments.........   (10,119,831)          --           --
  Equity share of losses in
   affiliates.........................     1,360,425           --           --
  In process research and development
   expense............................           --     17,280,000          --
  Issuance of common stock for
   services rendered..................           --        300,000          --
Changes in operating assets and
 liabilities:
  Accounts receivable.................    (6,206,871)   (4,768,973)  (3,745,337)
  Electronic commerce and license fees
   receivable.........................   (68,110,945)  (42,045,551)  (7,731,585)
  Prepaid expenses....................    (1,675,051)   (1,258,140)  (3,296,707)
  Other current assets................       182,844      (326,292)         --
  Other assets........................    (3,272,683)   (2,895,379)    (216,000)
  Accounts payable....................    (6,321,113)      774,033      547,634
  Accrued expenses....................    (9,333,937)    8,343,512    5,641,289
  Deferred revenues...................    60,432,726    40,450,223   12,478,136
  Other liabilities...................       (36,667)      (29,105)    (449,495)
                                        ------------  ------------  -----------
Net cash used in operating
 activities...........................   (37,947,299)   (2,775,777)  (1,575,533)
                                        ------------  ------------  -----------
Investing activities
Purchase of property and equipment....    (1,746,930)   (1,091,988)  (1,818,798)
Sale of investment....................    12,158,790           --           --
Cash acquired through acquisitions,
 net..................................    21,750,667     2,540,619          --
Investment in affiliates..............    (5,120,296)     (992,125)         --
                                        ------------  ------------  -----------
Net cash provided by (used in)
 investing activities.................    27,042,231       456,506   (1,818,798)
                                        ------------  ------------  -----------
Financing activities
Proceeds from issuance of common
 stock, net of offering costs.........           --    111,190,866       18,402
Proceeds from exercise of stock
 options..............................    15,543,444     3,241,887          --
Proceeds from issuance of common stock
 under Employee Stock Purchase Plan...       247,491        66,042          --
Proceeds from exercise of warrants....           --      1,250,007          --
Repayments of notes payable...........    (3,342,123)          --           --
Cash used to repurchase treasury
 stock................................    (2,301,700)     (467,589)         --
                                        ------------  ------------  -----------
Net cash provided by financing
 activities...........................    10,147,112   115,281,213       18,402
                                        ------------  ------------  -----------
Net increase (decrease) in cash and
 cash equivalents.....................      (757,956)  112,961,942   (3,375,929)
Cash and cash equivalents at beginning
 of year..............................   153,728,200    40,766,258   44,142,187
                                        ------------  ------------  -----------
Cash and cash equivalents at end of
 year.................................  $152,970,244  $153,728,200  $40,766,258
                                        ============  ============  ===========

                                  LYCOS, INC.

                                                      Year Ended
                                        ---------------------------------------
                                          July 31,     July 31,
                                            1999         1998     July 31, 1997
                                        ------------ ------------ -------------
Schedule of non-cash financing and
 investing activities:
 Issuance of common stock upon
  acquisition of WhoWhere?, Wired
  Ventures, and Internet Music
  Distribution, Inc.................... $495,571,649          --       --
 Assets and liabilities recognized upon
  acquisition of WhoWhere?, Wired
  Ventures, and Internet Music
  Distribution, Inc.
    Accounts receivable................    8,643,173          --       --
    Prepaid expenses...................    1,302,490          --       --
    Property and equipment.............    5,318,369          --       --
    Goodwill and other intangible
     assets............................  479,322,174          --       --
    Marketable securities..............    5,950,000          --       --
    Other assets.......................      773,676          --       --
    Accounts payable...................    2,829,532          --       --
    Accrued expenses...................   17,868,511          --       --
    Notes payable......................    8,218,591          --       --
    Deferred revenues..................    1,945,682          --       --
  Issuance of common stock upon
   acquisition of Tripod, Inc.,
   WiseWire, Corp., and GuestWorld,
   Inc.................................          --  $104,445,939      --
  Assets and liabilities recognized
   upon acquisition of Tripod, Inc.,
   WiseWire Corp., and GuestWorld, Inc.
    Accounts receivable................          --       209,235      --
    Prepaid expenses...................          --        23,284      --
    Property and equipment.............          --     1,995,601      --
    Developed technology...............          --    12,331,195      --
    Goodwill and other intangible
     assets............................          --    72,827,020      --
    Accounts payable...................          --       809,756      --
    Accrued expenses...................          --     1,858,481      --
    Deferred revenues..................          --        92,780      --
  Issuance of common stock in
   connection with strategic
   investments.........................          --     7,882,443      --

          See accompanying notes to consolidated financial statements.

                                  LYCOS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

 The Company

   Lycos, Inc., ("Lycos" or the "Company") is a network of globally branded media properties and aggregated content distributed primarily through the World Wide Web. Under the "Lycos Network" brand, Lycos provides aggregated third-party content, Web search and directory services, community and personalization features, personal Web publishing and online shopping. Lycos seeks to draw a large number of viewers to its Websites by providing a one-stop destination for information, communication and shopping services on the Web. The Company was formed in June 1995 by CMG@Ventures L.P., a wholly-owned subsidiary of CMGI, Inc. The Company conducts its business in one segment, generating revenue from selling advertising, electronic commerce and licensing its products and services. The Company's fiscal year end is July 31.

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, from their respective dates of acquisition. All significant intercompany balances and transactions have been eliminated.

 Revenue Recognition

   The Company's advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a number of impressions for a fixed fee or on a per impression basis with an established minimum fee. Revenues from advertising are recognized as the services are performed.

   Electronic commerce revenues are derived principally from "slotting fees" paid for selective positioning and promotion within the Company's suite of products as well as from royalties from the sale of goods and services from the Company's websites. The Company's license and product revenues are derived principally from product licensing fees and fees from maintenance and support of its products. Electronic commerce, license and product revenues are generally recognized upon delivery provided that no significant Company obligations remain and collection of the receivable is probable. In cases where there are significant remaining obligations, the Company defers such revenue until those obligations are satisfied. Fees from maintenance and support of the Company's products including revenues bundled with the initial licensing fees are deferred and recognized ratably over the service period.

 Cost of Revenues

   Cost of revenues specifically attributable to advertising and electronic commerce, license and product revenues are not separately identifiable and therefore are not separately disclosed in the consolidated statements of operations.

 Deferred Revenues

   Deferred revenues are comprised of license and electronic commerce fees to be earned in the future on non-cancelable agreements existing at the balance sheet date.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with original or remaining maturities of three months or less to be cash equivalents. At July 31, 1999 and 1998, the Company had no investments with maturities greater than three months.

                                  LYCOS, INC.

 Investments

  The Company accounts for marketable securities under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 establishes the accounting and reporting requirements for all debt securities and for investments in equity securities that have readily determinable fair value. All marketable securities must be classified as one of the following: held-to-maturity, available-for-sale, or trading. All of the Company's investments are classified as available-for-sale and, as such, are carried at fair value, with unrealized holding gains and losses, net of deferred taxes reported as a separate component of stockholders' equity.

 Property and Equipment

  Property and equipment are stated at cost, net of accumulated amortization and depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets (three to five years). Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term.

 Intangible Assets

  Intangible assets primarily relate to the Company's acquisitions and include developed technology, licensed technology, trademarks, trade names, content copyrights, customer base and goodwill. In connection with acquisitions accounted for under the purchase method of accounting (see Note 4), the Company recorded these intangible assets based on the excess of the purchase price over the identifiable tangible net assets of the acquiree on the date of purchase. Intangible assets are reported at cost, net of accumulated amortization, and are being amortized over their estimated useful life of five years. At July 31, 1999 and 1998, the balance of developed technology, trade names and other intangible assets, net of accumulated amortization was $17,796,214 and $3,384,981, respectively.

 Goodwill

  Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited of 5 years. The Company evaluates whether changes have occurred that would require revision of the remaining estimated useful life or impact the recoverability of the goodwill. If such changes occur, the Company would use an estimate of the undiscounted future operating cash flows to determine the recoverability of the goodwill. At July 31, 1999 and 1998 the balance of goodwill, net of accumulated amortization was $487,885,810 and $75,402,573, respectively.

 Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

  The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                                  LYCOS, INC.

 Income Taxes

  The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax effect of net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Research and Development Costs

  Research and development expenditures are expensed as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established either by completion of a detail program design or a working model of the product and ending when a product is available for general release to consumers. To date, attainment of technological feasibility of the Company's products and general release to customers have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

 Advertising Costs

  The Company expenses advertising production costs as incurred. Advertising expense was approximately $11,755,635, $5,675,000 and $4,427,000 for the years ended July 31, 1999, 1998 and 1997, respectively.

 Stock-Based Compensation

  Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income (loss) and earnings (loss) per share in the notes to the financial statements. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized under SFAS 123 for the Company's stock option plans, and footnote disclosure is provided in Note 7.

 Employee Benefit Plan

  The Company maintains a 401(K) Profit Sharing Plan (the "Plan") for its employees. Each participant in the Plan may elect to contribute from 1% to 15% of their annual compensation to the Plan. The Company matches employee contributions at a rate of one-third of the first six percent of compensation deferred. During 1999, 1998 and 1997, the Company's contributions amounted to approximately $230,000, $87,000 and $27,000, respectively.

 Concentration of Credit Risk

  The Company performs ongoing credit evaluations of its customers' financial conditions and generally does not require collateral on accounts receivable. The Company maintains allowances for credit losses and such losses have been within management's expectations. Bad debt expense was $1,169,000, $654,000 and $405,000 in 1999, 1998 and 1997, respectively. No single customer accounted for greater than 10% of total revenues during the years ended July 31, 1999, 1998 and 1997.

                                  LYCOS, INC.

  The Company's services are provided to customers in several industries primarily in North America. Sales to foreign customers for the years ended July 31, 1999, 1998 and 1997 were approximately $1,990,000, $2,640,000 and
$1,700,000, respectively.

 Financial Instruments

  The recorded amounts of financial instruments, including cash equivalents, receivables, accounts payable, accrued expenses and deferred revenues, approximate their fair market values as of July 31, 1999 and 1998. The Company has no investments in derivative financial instruments.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Treasury Stock

  In connection with a license agreement with Carnegie Mellon University, CMG@Ventures, Inc. has agreed to sell to the Company the number of shares of common stock equal to the shares issuable upon exercise of certain options granted, as defined, at a price equal to the exercise price of the underlying options exercised (see Note 7). Under this agreement, the Company issues shares of Company stock to employees upon exercise of options and subsequently buys an equivalent number of Company shares at the respective exercise price from CMG@Ventures, resulting in treasury stock.

 Reclassifications

  Certain prior years' balances have been reclassified to conform with the current year's presentation.

 Comprehensive Income

  The Company adopted Statement of Financial Accounting Standard No. 130 (SFAS
130), "Reporting Comprehensive Income" during the year ended July 31, 1999. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustment and unrealized gains and losses on available-for-sale securities. Comprehensive loss was $33,170,474 for the year ended July 31, 1999. The difference between net loss and comprehensive loss for the year ended July 31, 1999 is due to $18,873,090 of net unrealized gains on the Company's remaining investments, which are classified as available-for-sale investments under SFAS 115. The Company had no "other comprehensive income" items in the years ended July 31, 1998 or 1997.

 New Accounting Pronouncements

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. The Company is required to adopt SOP 98-1 effective August 1, 1999. The adoption of SOP 98-1 is not expected to have a material impact on the Company's consolidated financial statements.

                                  LYCOS, INC.

  In April, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities." The statement is effective for fiscal years beginning after December 15, 1998. The statement requires costs of start-up activities and organization costs to be expensed as incurred. The Company is required to adopt SOP 98-5 effective August 1, 1999. The adoption of SOP 98-5 is not expected to have a material impact on the Company's consolidated financial statements.

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", which requires that all derivative instruments be recorded on the balance sheet at their fair value. The Company currently expects to adopt SFAS 133, as amended by SFAS 137, for the year ending July 31, 2001. Management has determined there will be no impact on its results of operations or financial position resulting from the adoption of SFAS 133 because the Company currently does not hold derivative instruments.

2. Investments

  The Company invests in equity instruments of privately held Internet related companies. These investments are accounted for under the cost method as the Company's ownership represents less than 20% of each investee. The Company's carrying value of these investments approximates fair value at July 31, 1999. For non-quoted investments, the Company regularly reviews the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values.

 Marketable Securities

  In April 1998, the Company acquired an approximate 14% ownership stake in Sage Enterprises, Inc. (PlanetAll) which, at the time, was owned 29% by CMGI, a related party, in exchange for shares of the Company's Common Stock valued at $2.5 million at the time of the transaction. Launched in November 1997, PlanetAll provides free core contact management services through the Internet. In August 1998, pursuant to an Agreement and Plan of Merger, Amazon.com acquired all of the outstanding capital stock of PlanetAll. The Company received 322,128 shares of Amazon.com valued at approximately $12.8 million at the time of acquisition in exchange for its shares of PlanetAll, resulting in a gain of $10.1 million in the year ended July 31, 1999. The Company sold 289,917 shares of Amazon.com in October 1998, resulting in $12.2 million of cash proceeds. The Company has 32,211 shares of Amazon.com remaining at July 31, 1999.

  In April 1998, the Company acquired an ownership stake in Mail.com in exchange for 400,248 shares of the Company's common stock valued at approximately $4,600,000 at the time of the transaction. Mail.com is a leading global provider of e-mail systems. On June 14, 1999, Mail.com completed an initial public offering of its common stock. The Company's investment in Mail.com has been adjusted to reflect its fair value of $35,750,000, based on its traded market price on July 31, 1999.

  The cost of marketable securities carried at fair value was $11,805,646 at July 31, 1999. There was no investments held as available-for-sale at July 31, 1998. Gross unrealized gains and losses relating to securities held as available-for-sale for the year ended July 31, 1999 are as follows:

      Gross Unrealized Gains....................................... $33,117,590
      Gross Unrealized Losses......................................  (1,662,500)
                                                                    -----------
        Net Unrealized Gains....................................... $31,455,090
                                                                    ===========

                                  LYCOS, INC.

 Joint Ventures

  In May 1997, the Company established Lycos Bertelsmann as the basis for a joint venture agreement with Bertelsmann Internet Services to create localized versions of the Lycos search and navigation service throughout Europe. The joint venture is owned 50% by Lycos and 50% by Bertelsmann. Bertelsmann Internet Services, a subsidiary of Bertelsmann AG, has committed to provide capital, infrastructure and employees for the venture while Lycos will provide the core technology and brand name. The carrying value of the Company's investment in Lycos Bertelsmann was not material at July 31, 1999 or 1998. The investment is accounted for under the equity method and accordingly, the Company will recognize 50% of the net profits of Lycos Bertelsmann when realized.

  In April 1998, the Company established Lycos Japan KK as the basis for a joint venture with Sumitomo Corporation, one of Japan's largest trading companies, and Internet Initiative Japan (IIJ), the country's largest Internet Service Provider. The joint venture is owned 40% by Lycos, 50% by Sumitomo Corporation and 10% by IIJ. The investment is accounted for under the equity method. For the year ending July 31, 1999, Lycos' share of the net loss was approximately $1,000,000. For the year ending July 31, 1998, Lycos' share of net loss was not material.

  In March 1999, the Company established Lycos Korea as the basis for a joint venture agreement with Mirae Corporation to create a localized version of the Lycos Network services to be offered in Korea. The joint venture is owned 50% by Lycos and 50% by Mirae, a Korean high technology company. The investment is accounted for under the equity method. For the year ending July 31, 1999, Lycos' share of net loss was approximately $360,000.

 Lycos Ventures Limited Partnership

  In July 1999 the Company formed a venture capital fund to make strategic early-stage investments in companies that are involved with electronic commerce, online media or the development of Internet technology, content or services. The Company, as a limited partner, is committed to providing $10 million to Lycos Ventures, L.P. (the "Fund"). The other limited partners, which include Bear Stearns, Mellon Ventures, Inc., Mirae Corporation, Sumitomo Corporation, Vulcan Ventures, and others, will provide approximately $60 million to the Fund. The general partner of the fund is Lycos Triangle Partners, LLC, a Delaware limited liability company formed by Lycos and Triangle Capital Corporation. As of July 31, 1999 the Company has not provided any of its $10 million commitment to the Fund.

3. Property and Equipment

   Property and equipment, at cost, consisted of the following:

                                                              July 31,
                                                      -------------------------
                                                          1999         1998
                                                      ------------  -----------
   Computers and equipment........................... $ 14,138,390  $ 3,623,686
   Furniture and fixtures............................    1,626,425    1,091,726
   Leasehold improvements............................    2,980,431    1,356,222
   Purchased software................................    1,188,241      525,197
                                                      ------------  -----------
                                                        19,933,487    6,596,831
   Less accumulated depreciation and amortization....  (12,462,257)  (2,636,772)
                                                      ------------  -----------
                                                      $  7,471,230  $ 3,960,059
                                                      ============  ===========

                                  LYCOS, INC.

4. Acquisitions

 Tripod, Inc.

  On February 11, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") by and among the Company, Pod Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("PAC"), Tripod, Inc., a Delaware corporation ("Tripod"), William Peabody and Richard Sabot, providing for the merger of PAC with and into Tripod (the "Merger"). On February 12, 1998, the Company completed the closing of the Merger and Tripod became a wholly-owned subsidiary of the Company. In accordance with the terms of the Agreement, Richard Sabot was elected, effective May 1, 1998, to the Company's Board of Directors for a term expiring at the first Annual Meeting of the Company's stockholders held after the Company's fiscal year ending July 31, 2000.

  The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Results of operations for Tripod have been included with those of the Company for periods subsequent to the date of acquisition.

  In the Merger, all outstanding shares of Common Stock and Preferred Stock of Tripod and options and warrants to purchase Common Stock and Preferred Stock of Tripod were converted into 6,241,652 shares and options and warrants to purchase Common Stock of the Company. All outstanding options to purchase Common Stock of Tripod have been assumed by the Company and converted into options to purchase Common Stock of the Company, and all outstanding warrants to purchase Preferred Stock of Tripod have been assumed by the Company and converted into warrants to purchase Common Stock of the Company.

   The purchase price of Tripod was allocated as follows:

   In process research and development............................. $ 7,200,000
   Developed technology, goodwill and other intangible assets......  52,219,935
   Other assets, principally cash and equipment....................   3,633,449
   Liabilities assumed.............................................  (1,603,731)
                                                                    -----------
                                                                    $61,449,653
                                                                    ===========

  Accumulated amortization on intangible assets was $15,230,814 and $4,786,827 at July 31, 1999 and 1998, respectively.

 WiseWire Corporation

  On April 30, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") by and among the Company, Wise Acquisition Corp., a Pennsylvania corporation and a wholly-owned subsidiary of the Company ("WAC"), and WiseWire Corporation, a Pennsylvania corporation ("WiseWire"), pursuant to which WAC was merged with and into WiseWire (the "Merger"). As a result of the Merger, WiseWire became a wholly-owned subsidiary of the Company.

  The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Results of operations for WiseWire are included with those of the Company for periods subsequent to the date of acquisition.

  In the Merger, all outstanding shares of Common Stock and Preferred Stock of WiseWire and options to purchase Common Stock of WiseWire were converted into 3,297,020 shares and options to purchase Common Stock of the Company. All outstanding options to purchase Common Stock of WiseWire have been assumed by the Company.

                                  LYCOS, INC.

  The purchase price of WiseWire was allocated as follows:

   In process research and development............................. $ 9,080,000
   Developed technology, goodwill and other intangible assets......  30,107,698
   Other assets, principally cash and equipment....................   1,085,290
   Liabilities assumed.............................................    (857,286)
                                                                    -----------
                                                                    $39,415,702
                                                                    ===========

  Accumulated amortization on intangible assets was $7,526,925 and $1,505,385 at July 31, 1999 and 1998, respectively.

 GuestWorld, Inc.

  On June 16, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") by and among the Company, VW Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("VW"), GuestWorld, Inc., a California corporation ("GuestWorld"), and all of the stockholders of GuestWorld, acquired all of the outstanding capital stock of GuestWorld through the merger of VW with and into GuestWorld (the "Merger"). As a result of the Merger, GuestWorld became a wholly-owned subsidiary of the Company.

  In the Merger, all outstanding shares of Common Stock of GuestWorld were converted into an aggregate of 252,368 shares of Common Stock of the Company. The acquisition was accounted for as a purchase. Results of operations for GuestWorld are included with those of the Company for periods subsequent to the date of acquisition.

  The purchase price of GuestWorld was allocated as follows:

   In process research and development.............................. $1,000,000
   Goodwill and other intangible assets.............................  2,830,584
   Property and equipment...........................................     50,000
   Liabilities assumed..............................................   (300,000)
                                                                     ----------
                                                                     $3,580,584
                                                                     ==========

  Accumulated amortization on intangible assets was $636,881 and $70,765 at July 31, 1999 and 1998.

 Acquisition of WhoWhere? Inc.

  On August 7, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") by and among the Company, What Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("WWAC"), WhoWhere?, Inc., a California corporation ("WhoWhere?"), and certain shareholders of WhoWhere? providing for the merger of WWAC with and into WhoWhere? (the "Merger"). On August 13, 1998, the Company completed the closing of the Merger and WhoWhere? became a wholly-owned subsidiary of the Company.

  The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Results of operations for WhoWhere? have been included with those of the Company for periods subsequent to the date of acquisition.

                                  LYCOS, INC.

  In the Merger, all outstanding shares of Common Stock and Preferred Stock of WhoWhere? were converted into an aggregate of 8,285,714 shares of Common Stock of the Company (the "Lycos Common Stock"), and all outstanding options and warrants to purchase Common Stock or Preferred Stock of WhoWhere? were assumed by the Company and became options or warrants, as the case may be, to purchase an aggregate of 2,670,488 shares of Lycos Common Stock.

  Under the terms of the Agreement and related Escrow Agreement dated August 13, 1998, an aggregate of 377,038 shares of Lycos Common Stock and options and warrants to purchase an additional 133,540 shares of Lycos Common Stock will be held in escrow for the purpose of indemnifying the Company against certain liabilities of WhoWhere? and its stockholders. The escrow expires on August 13, 1999.

  The purchase price of WhoWhere? was allocated as follows:

   Goodwill and other intangible assets........................... $161,322,174
   Other assets, principally cash and equipment...................    8,117,977
   Liabilities assumed............................................  (10,381,288)
                                                                   ------------
                                                                   $159,058,863
                                                                   ============

  Accumulated amortization on intangible assets was $30,937,080 at July 31, 1999.

 Acquisition of Wired Ventures, Inc.

  On October 5, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") by and among the Company and Wired Ventures, Inc., a California corporation ("Wired"). On June 30, 1999, the Company completed the closing of the Merger and Wired became a wholly-owned subsidiary of the Company.

  The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Results of operations for Wired have been included with those of the Company for periods subsequent to the date of acquisition.

  In the Merger, all outstanding shares of Common Stock and Preferred Stock of Wired were converted into an aggregate of 6,192,848 shares of Common Stock of the Company (the "Lycos Common Stock"). All outstanding options to purchase Common Stock of Wired have been assumed by the Company and converted into options to purchase Common Stock of the Company.

  Under the terms of the Agreement and related Escrow Agreement dated June 30, 1999, an aggregate of 203,103 shares of Lycos Common Stock will be held in escrow for the purpose of indemnifying the Company against certain liabilities of Wired and its stockholders. The escrow expires on June 30, 2000.

  The purchase price of Wired was allocated as follows:

   Goodwill and other intangible assets........................... $268,000,000
   Other assets, principally cash and equipment...................   38,915,414
   Liabilities assumed............................................  (16,017,346)
                                                                   ------------
                                                                   $290,898,068
                                                                   ============

  Accumulated amortization on intangible assets was $4,466,667 at July 31, 1999.

                                  LYCOS, INC.

 Acquisition of Internet Music Distribution, Inc.

  On July 17, 1999, the Company entered into an Agreement and Plan of Merger (the "Agreement") by and among the Company and Internet Music Distribution, Inc., a California corporation ("IMDI"). On July 27, 1999 the Company completed the closing of the Merger and IMDI became a wholly-owned subsidiary of the Company.

  The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Results of operations for IMDI have been included with those of the Company for periods subsequent to the date of acquisition.

  All outstanding shares of Common Stock of IMDI were converted into an aggregate of 1,106,094 shares of Common Stock of the Company. Terms of the merger also provide for future purchase payments, not to exceed $15,000,000, contingent upon unique user downloads of the Sonique Player. The Company has retained security interests in certain Common Stock that was issued in this transaction.

  The purchase price of IMDI was allocated as follows:

   Goodwill and other intangible assets............................ $50,000,000
   Other assets, principally cash and equipment....................      78,400
   Liabilities assumed.............................................  (1,090,266)
                                                                    -----------
                                                                    $48,988,134
                                                                    ===========

  Accumulated amortization on intangible assets was not significant at July 31, 1999.

 In-Process Research and Development

  In connection with the acquisitions of Tripod, WiseWire and GuestWorld, the Company recorded an in process research and development charge of $17.3 million representing purchased in-process research and development that has not yet reached technological feasibility and has no alternative future use. The Company's management made certain assessments with respect to the determination of all identifiable assets resulting from, or to be used in, research and development activities as of the respective acquisition dates. Each of these activities was evaluated as of the respective acquisition dates so as to determine their stage of development and related fair value. The Company's review, as of the acquisition date, indicated that the in-process research and development had not reached a state of technological feasibility and evidenced no alternative future use. In the case of in-process projects, the Company made estimates to quantify the cost-to-complete for each project, identifying the project date of introduction, the estimated life of the project, the project's "fit" within the Company's own in-process research projects, the revenues to be generated in each future period and the corresponding operating expenses and other charges to apply to this revenue stream. In order to determine the value of the earnings stream attributable to the in-process research and development, the excess earnings from the projects were calculated by deducting the earnings stream attributable to all other assets including working capital and tangible assets. Based upon these assumptions, after-tax cash flows attributable to the in-process project(s) were determined, appropriately discounted back to its respective net present value, taking into account the uncertainty surrounding the successful development of the purchased in-process technology.

                                  LYCOS, INC.

  In the Tripod and WiseWire acquisitions, the in-process research and development projects were valued using an Income Approach, which included the application of a discounted future earnings (excess earnings) methodology. In both methodologies, the value of the in-process technology is comprised of the total present value of the future earnings stream attributable to the technology throughout its anticipated life. As a basis for the valuation process, the Company made estimates of the revenue stream to be generated in each future period and the corresponding operating expenses and other charges to apply to this revenue stream. In order to determine the value of the earnings stream that was specifically attributable to the in-process technology, the excess earnings of the projects were calculated by deducting the earnings streams attributable to all other assets, including working capital and tangible assets. Based upon these assumptions, the future after-tax income streams relating to the in-process technologies were discounted to present value using a risk adjusted discount rate that reflected the uncertainty involved in successfully completing and commercializing the in-process technologies.

  The significant assumptions used as a basis for the in-process research and development valuations include: future revenues and expenses forecasted for each project; future working capital needs; estimated costs to complete; date of project completion and product launch; and the probability and risk of project completion as reflected in the discount rate selected to compute net present values.

  The period in which material net cash inflows from significant projects was expected to commence was within three to six months or less after the respective acquisition dates of Tripod and WiseWire. In the case of the Tripod acquisition, the projects required an additional four months beyond the initial time estimate to complete the in-process technology. In the case of the WiseWire acquisition, the in-process technology was completed in December 1998.

  In the case of Tripod, management does believe that other intangible assets had been created at the acquisition date. As a result, in addition to valuing in-process research and development, management has also allocated a proportion of the purchase price, based on their respective fair values, to existing technology employed in the creation and management of pods as well as to other intangible assets associated with the existing community members.

  WhoWhere? offers an array of products that allow users to locate home addresses, e-mail addresses and phone numbers. In addition, through its MailCity product, WhoWhere? also offers its users free, personalized, web-based e-mail. Identifiable assets at the acquisition date consisted primarily of developed technology, and projects under development at that time were determined to be enhancements or refinements to existing developed technologies. As a result, management determined that there was no technology which would qualify for in-process research and development.

  Wired offers search capabilities through HotBot, a popular search and navigation site. Wired licenses the HotBot principal technology and subsequent enhancements from a third party. Other Wired properties, which include Wired News, HotWired and Suck.com provide online content. Wired either produces, licenses or purchases this content. Based upon the nature of Wired businesses, management determined the Company does not possess any significant technology assets nor was there any technology which would qualify for in-process research and development.

  Management assessed the fair market value in continued use of Internet Music Distributors, Inc. assets to serve as a basis for allocation of purchase price. It was determined that intangible assets consisted of developed technology and the Company's trade name, Sonique. Each identifiable asset was analyzed and valued based upon an Income Approach. In performing its assessment, management determined there was no in-process research and development.

  The following unaudited pro forma financial information presents the combined results of operations of Lycos, Wired, WhoWhere? and IMDI as if the acquisitions had occurred as of the beginning of fiscal 1999 and

                                  LYCOS, INC.

1998, after giving effect to certain adjustments, including amortization of goodwill and other intangible assets. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Lycos, Wired, WhoWhere? and IMDI constituted a single entity during such period.

                                                      Pro forma year ended
                                                            July 31,
                                                   ----------------------------
                                                       1999           1998
                                                   -------------  -------------
                                                           (Unaudited)
   Revenues....................................... $ 159,331,854  $  77,222,305
   Net loss....................................... $(133,884,494) $(103,291,484)
   Loss per share................................. $       (1.55) $       (1.33)

5. Accrued Expenses

  Accrued expenses consist of the following:

                                                         July 31,    July 31,
                                                           1999        1998
                                                        ----------- -----------
   Compensation and benefits........................... $ 7,384,653 $ 2,262,015
   Advertising and royalties...........................   3,691,320   9,021,716
   Professional fees...................................   3,662,644   1,262,351
   Other...............................................   7,699,709   4,731,086
                                                        ----------- -----------
                                                        $22,438,326 $17,277,168
                                                        =========== ===========

6. Commitments and Contingencies

  The Company leases its facilities and certain other equipment under operating lease agreements expiring through 2007. Future noncancelable minimum payments as of July 31, 1999 under these leases for each fiscal year end are as follows:

   2000............................................................. $14,552,382
   2001.............................................................   9,480,535
   2002.............................................................   4,764,682
   2003.............................................................   2,249,081
   2004 and thereafter..............................................   3,520,695
                                                                     -----------
                                                                     $34,567,375
                                                                     ===========

  Rent expense under non-cancellable operating leases was $12,039,727, $5,057,907, and $2,094,774 for the years ended July 31, 1999, 1998 and 1997, respectively.

7. Stockholders' Equity

 Stock Splits

  In July 1998, the Company's Board of Directors approved a two-for-one common stock split. On August 25, 1998, shareholders received one additional share for every share held on August 14, 1998 (the record date).

  In May 1999, the Company's Board of Directors approved a two-for-one common stock split. On July 26, 1999, shareholders received one additional share for every share held on July 16, 1999 (the record date). All share and per share numbers in these consolidated financial statements and notes thereto have been adjusted for all periods presented to reflect the two-for-one common stock splits.

                                  LYCOS, INC.

 Secondary Offering

  On June 4, 1998, the Company completed a secondary offering of its common stock in which 9,000,000 of the Company's shares were sold under a registration statement filed with the SEC. Of the 9,000,000 shares sold, 8,000,000 shares were sold by the Company and 1,000,000 were sold by CMG Information Services, Inc ("CMGI"). The Company did not receive any proceeds from the sale of shares by CMGI. Proceeds to the Company were approximately $95 million, before deduction of expenses payable by the Company of $350,000. The Underwriters exercised an option to purchase 1,350,000 additional shares of Common Stock, resulting in additional proceeds to the Company of approximately $16 million.

 1995 Stock Option Plan

  During 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan") under which nonqualified stock options to purchase common stock may be granted to officers and other key employees. Under the Plan, options to purchase 4,000,000 shares of common stock may be granted at an exercise price determined by the Board of Directors. Options granted under the 1995 Plan vest over a five year period from date of grant, except that the vesting of certain options are subject to acceleration upon the occurrence of certain events. Options under the 1995 Plan expire six years from date of grant. The total weighted average contractual life of options outstanding at July 31, 1999 was
2.3 years.

  A summary of option activity under the 1995 Plan is as follows:

                                                                       Weighted-
                                                                        Average
                                                           Number of   Exercise
                                                            Options      Price
                                                           ----------  ---------
Outstanding at July 31, 1996..............................  3,905,104    $1.48
  Granted.................................................    320,000     3.60
  Exercised...............................................   (203,200)    0.02
  Terminated..............................................   (382,688)    0.86
                                                           ----------
Outstanding at July 31, 1997..............................  3,639,216     1.37
                                                           ----------
  Granted.................................................        --       --
  Exercised............................................... (1,260,368)    0.17
  Terminated..............................................   (424,160)    0.63
                                                           ----------
Outstanding at July 31, 1998..............................  1,954,688     1.56
                                                           ----------
  Granted.................................................        --       --
  Exercised...............................................   (274,880)    0.67
  Terminated..............................................     (7,200)    0.58
                                                           ----------
Outstanding at July 31, 1999..............................  1,672,608    $1.71
                                                           ----------
Exercisable at July 31, 1999..............................  1,061,440    $1.68
                                                           ==========

                                  LYCOS, INC.

  The following table summarizes information about the Company's stock options outstanding at July 31, 1999.

                             Options Outstanding            Options Exercisable
                     ------------------------------------ ------------------------
                                     Weighted-
      1995 Stock                      Average
        Option                       Remaining  Weighted-                Weighted-
    Plan Range of        Number     Contractual  Average      Number      Average
       Exercise      Outstanding at    Life     Exercise  Exercisable at Exercise
        Prices       July 31, 1999    (years)     Price   July 31, 1999    Price
    -------------    -------------- ----------- --------- -------------- ---------
      $0.01 - $0.58      584,272        2.0       $0.01       329,744     $0.0039
      $2.40 - $2.40      882,336        2.5       $2.40       705,696     $2.4000
      $2.84 - $3.97      206,000        2.2       $3.56        26,000     $3.3702
                       ---------                            ---------
                       1,672,608                            1,061,440
                       =========                            =========

  Pursuant to the License Agreement, CMG@Ventures has agreed to sell to the Company a number of shares of common stock equal to the shares issuable upon exercise of options granted under the 1995 Plan prior to the initial public offering at a price equal to the exercise price of the options as such options are exercised.

  The Company has recorded deferred compensation expense of approximately $610,000 for the difference between the grant price and the estimated fair value (determined by independent valuations or by reference to third party transactions) of certain of the Company's stock options granted. This amount is being amortized over the vesting period of the individual options on a straight-line basis, determined separately for each portion of the options that vest in each year. Deferred compensation expense recognized for the year ended July 31, 1999, 1998 and 1997 was approximately $47,000, $47,000 and $142,000, respectively.

 1996 Stock Option Plan

  On February 2, 1996, the 1996 Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors. Pursuant to the 1996 Plan, 4,000,000 shares of common stock may be issued upon exercise of options. On June 27, 1997, the Company's Board of Directors voted to authorize an additional 8,800,000 shares for grant under the 1996 Plan. On September 9, 1998 the Company's Board of Directors voted to authorize an additional 12,000,000 shares for grant under the 1996 Plan. Additionally, the Board of Directors approved an amendment to the 1996 Plan, which provides that the shares authorized under the 1996 Plan will increase annually, beginning on August 1, 1999, in an amount equal to 5% of the Company's issued and outstanding shares as of each fiscal year end.

  Under the 1996 Plan, incentive stock options may be granted to employees and officers of the Company and non-qualified stock options may be granted to consultants, employees and officers of the Company. The exercise price of such incentive stock options cannot be less than the fair market value of the common stock on the date of grant, or less than 110% of fair market value in the case of employees or officers holding 10% or more of the voting stock of the Company. The Compensation Committee of the Board of Directors has the authority to select optionees and to determine the terms of the options granted. Options granted under the 1996 Plan on June 30, 1999 or prior generally vest over a five year period from date of grant. Options granted under the 1996 Plan on July 1, 1999 or later generally vest over a four year period from date of grant. Options under the 1996 Plan expire ten years from the date of grant and certain options are subject to acceleration of vesting upon the occurrence of certain events. The total weighted average contractual life of options outstanding at July 31, 1999, was 8.2 years.

                                  LYCOS, INC.

  A summary of option activity under the 1996 Plan is as follows:

                                                                    Weighted-
                                                      Number of      Average
                                                       Options    Exercise Price
                                                      ----------  --------------
Outstanding at July 31, 1996.........................    212,000      $ 3.92
  Granted............................................  4,999,688        2.99
  Exercised..........................................        --          --
  Terminated.........................................   (457,600)       3.29
                                                      ----------
Outstanding at July 31, 1997.........................  4,754,088        2.97
                                                      ----------
  Granted............................................  6,895,800       11.30
  Exercised..........................................   (709,192)       2.90
  Terminated.........................................   (716,400)       4.07
                                                      ----------
Outstanding at July 31, 1998......................... 10,224,296        7.68
                                                      ----------
  Granted............................................ 13,429,588       38.51
  Exercised.......................................... (1,491,960)       6.89
  Terminated......................................... (1,071,300)      13.70
                                                      ----------
Outstanding at July 31, 1999......................... 21,090,624      $27.06
                                                      ==========
Exercisable at July 31, 1999.........................    845,843      $ 8.02
                                                      ==========

  The following table summarizes information about the Company's stock options outstanding at July 31, 1999.

                                  Options
                                Outstanding                Options Exercisable
                   ------------------------------------- ------------------------
                                   Weighted-
                                    Average    Weighted-                Weighted-
1996 Stock Option      Number      Remaining    Average      Number      Average
  Plan Range of    Outstanding at Contractual  Exercise  Exercisable at Exercise
 Exercise Prices   July 31, 1999  Life (years)   Price   July 31, 1999    Price
-----------------  -------------- ------------ --------- -------------- ---------
 $0.01 - $1.45          100,000       7.0       $ 1.45       40,000      $ 1.45
 $1.46 - $2.59          786,814       7.1       $ 2.24       79,601      $ 2.26
 $2.59 - $2.79          539,950       6.7       $ 2.77       67,750      $ 2.77
 $2.79 - $3.94          668,300       7.4       $ 3.11       89,900      $ 3.04
 $3.94 - $5.38        2,054,932       7.8       $ 4.32      245,892      $ 4.28
 $5.38 - $12.50       2,350,900       8.0       $ 9.83       75,500      $ 9.74
$12.51 - $25.00       5,735,166       7.9       $14.43      207,200      $15.35
$25.01 - $40.00         818,000       9.0       $29.62       40,000      $28.03
$40.01 - $55.00       5,258,686       8.9       $46.57          --          --
$55.01 - $65.50       2,777,876       9.4       $65.27          --          --
                     ----------                             -------
                     21,090,624                             845,843
                     ==========                             =======

  In September 1996, the Company canceled 338,928 options previously granted to employees under the 1995 Plan and 1996 Plan at various exercise prices and granted an equivalent number of additional options to those same employees pursuant to the 1996 Plan at an exercise price of $2.40 per share. No compensation expense was recognized by the Company as the exercise price of these options on the date of grant was at or above fair market value.

                                  LYCOS, INC.

 1995 Tripod Stock Option Plan

  In connection with the acquisition of Tripod, the Company assumed the 1995 Stock Option Plan under which incentive stock options and nonqualified stock options to purchase common stock may be granted to officers, key employees and advisors. Under the Plan, options to purchase 735,852 shares of common stock were reserved for grants. Options under the 1995 Tripod Stock Option Plan vest over a four year period from date of grant. Options under the 1995 Tripod Stock Option Plan expire ten years from the date of grant. The total weighted-average contractual life of options outstanding at July 31, 1999 was approximately 8.3 years.

  A summary of option activity under the 1995 Tripod Stock Option Plan is as follows:

                                                                    Weighted-
                                                       Number of     Average
                                                        Options   Exercise Price
                                                       ---------  --------------
Outstanding at February 12, 1998......................  735,852       $0.33
  Granted.............................................      --          --
  Exercised........................................... (268,984)       0.32
  Terminated..........................................  (49,640)       0.41
                                                       --------
Outstanding at July 31, 1998..........................  417,228        0.32
                                                       --------
  Granted.............................................      --          --
  Exercised........................................... (220,766)       0.31
  Terminated..........................................  (76,264)       0.37
                                                       --------
Outstanding at July 31, 1999..........................  120,198       $0.31
                                                       --------
Exercisable at July 31, 1999..........................   38,628       $0.31
                                                       ========

  The following table summarizes information about stock options outstanding under the 1995 Tripod Stock Option Plan at July 31, 1999:

                                  Options Outstanding             Options Exercisable
                         ------------------------------------- --------------------------
                                         Weighted-
Tripod 1995 Stock Option                  Average    Weighted-                  Weighted-
 Plan Range of Exercise      Number      Remaining    Average       Number       Average
         Prices          Outstanding at Contractual  Exercise    Exercisable    Exercise
------------------------ July 31, 1999  Life (years)   Price   at July 31, 1999   Price
                         -------------- ------------ --------- ---------------- ---------
     $0.25 - $0.38          119,592          8.2       $0.31        38,628        $0.31
     $0.38 - $1.00              606         10.4       $0.77           --         $0.77
                            -------                                 ------
                            120,198                                 38,628
                            =======                                 ======

 1995 and 1996 WiseWire Stock Option Plans

  In connection with the acquisition of WiseWire, the Company assumed the 1995 and 1996 Stock Option Plan under which incentive stock options and nonqualified stock options to purchase common stock may be granted to officers, key employees and advisors. Under these plans, the Company may grant either incentive stock options or non-qualified stock options. The employee plan was adopted in 1995 and is restricted to Company employees. These options generally have a term of ten years from the date of grant with 20% vesting after a brief probationary period and the remainder vesting over a four-year period. The non-employee plan was adopted in 1996 and is intended primarily for directors or other non-employees. Options granted under the non-employee plan typically vest immediately. The total weighted average contractual life of options outstanding under the 1995 and 1996 WiseWire Stock Option Plans at July 31, 1999 was approximately 6.9 and 7.4 years, respectively.

                                  LYCOS, INC.

  A summary of option activity under the 1995 WiseWire Stock Option Plan is as follows:

                                                                    Weighted-
                                                       Number of     Average
                                                        Options   Exercise Price
                                                       ---------  --------------
Outstanding at April 30, 1998.........................   420,548      $1.34
  Granted.............................................       --         --
  Exercised...........................................  (126,048)      1.01
  Terminated..........................................   (54,192)      3.19
                                                       ---------
Outstanding at July 31, 1998..........................   240,308       1.35
                                                       ---------
  Granted.............................................       --         --
  Exercised...........................................  (139,016)      0.98
  Terminated..........................................   (33,678)      1.92
                                                       ---------
Outstanding at July 31, 1999..........................    67,614      $1.82
                                                       =========
Exercisable at July 31, 1999..........................     8,579      $2.91
                                                       =========

   The following table summarizes information about stock options outstanding under the 1995 WiseWire Stock Option Plan at July 31, 1999:

                                       Options
                                     Outstanding                 Options Exercisable
                        ------------------------------------- --------------------------
                                        Weighted-
        WiseWire                         Average    Weighted-                  Weighted-
   1995 Stock Option        Number      Remaining    Average       Number       Average
 Plan Range of Exercise Outstanding at Contractual  Exercise    Exercisable    Exercise
         Prices         July 31, 1999  Life (years)   Price   at July 31, 1999   Price
----------------------  -------------- ------------ --------- ---------------- ---------
    $0.50 - $ 1.00          38,414         7.0        $0.67        5,401         $0.67
    $2.50 - $26.88          29,200         6.9        $3.33        3,178         $6.72
                            ------                                 -----
                            67,614                                 8,579
                            ======                                 =====

   A summary of option activity under the 1996 WiseWire Stock Option Plan is as follows:

                                                                    Weighted-
                                                        Number of    Average
                                                         Options  Exercise Price
                                                        --------- --------------
Outstanding at April 30, 1998..........................   42,068      $6.60
  Granted..............................................      --         --
  Exercised............................................      --         --
  Terminated...........................................  (26,932)      6.55
                                                         -------
Outstanding at July 31, 1998...........................   15,136       6.68
                                                         -------
  Granted..............................................      --         --
  Exercised............................................   (4,964)      6.68
  Terminated...........................................      --         --
                                                         -------
Outstanding at July 31, 1999...........................   10,172      $6.68
                                                         =======
Exercisable at July 31, 1999...........................   10,172      $6.68
                                                         =======

                                  LYCOS, INC.

   The following table summarizes information about stock options outstanding under the 1996 WiseWire Stock Option Plan at July 31, 1999:

                                 Options Outstanding             Options Exercisable
                        ------------------------------------- --------------------------
                                        Weighted-
        WiseWire                         Average    Weighted-                  Weighted-
   1996 Stock Option        Number      Remaining    Average       Number       Average
 Plan Range of Exercise Outstanding at Contractual  Exercise    Exercisable    Exercise
         Prices         July 31, 1999  Life (years)   Price   at July 31, 1999   Price
----------------------  -------------- ------------ --------- ---------------- ---------
    $5.35 - $8.02           10,172         7.4        $6.68        10,172        $6.68
                            ======                                 ======

 1995 WhoWhere? Stock Option Plan

   In connection with the acquisition of WhoWhere?, the Company assumed the 1995 Stock Option Plan under which incentive stock options and nonqualified stock options to purchase common stock may be granted to officers, key employees and advisors. Under this plan, the Company may grant either incentive stock options or non-qualified stock options. These options vest over a four year period from date of grant. These options generally have a term of ten years from the date of grant. Upon consummation of the acquisition of WhoWhere? by the Company, vesting of all outstanding options accelerated by six months. The total weighted average contractual life of options outstanding under the 1995 WhoWhere? Stock Option Plans at July 31, 1999 was approximately
6.4 years.

   A summary of option activity under the 1995 WhoWhere? Stock Option Plan is as follows:

                                                                    Weighted-
                                                       Number of     Average
                                                        Options   Exercise Price
                                                       ---------  --------------
Outstanding at August 13, 1998........................ 1,922,784      $4.01
  Granted.............................................       --         --
  Exercised...........................................  (869,126)      2.95
  Terminated..........................................  (439,764)      3.40
                                                       ---------
Outstanding at July 31, 1999..........................   613,894      $5.94
                                                       =========
Exercisable at July 31, 1999..........................   211,729      $6.47
                                                       =========

   The following table summarizes information about stock options outstanding under the 1995 WhoWhere? Stock Option Plan at July 31, 1999:

                                Options
                              Outstanding                 Options Exercisable
                  ------------------------------------ --------------------------
    WhoWhere                      Weighted-
   1995 Stock                      Average
     Option                       Remaining  Weighted-                  Weighted-
 Plan Range of        Number     Contractual  Average       Number       Average
    Exercise      Outstanding at    Life     Exercise    Exercisable    Exercise
     Prices       July 31, 1999    (years)     Price   at July 31, 1999   Price
----------------  -------------- ----------- --------- ---------------- ---------
 $0.01 - $0.50        59,988         7.6      $ 0.46        26,984       $ 0.46
 $0.51 - $6.55       242,562         7.8      $ 1.96        59,486       $ 1.68
  $6.56 - $13.10     311,344         5.1      $10.10       125,259       $10.04
                     -------                               -------
                     613,894                               211,729
                     =======                               =======

                                  LYCOS, INC.

 1996 Non-Employee Director Stock Option Plan

   On February 2, 1996, the 1996 Non-Employee Director Stock Option Plan (the "Director Plan") was approved by the Board of Directors. The Director Plan authorizes the issuance of a maximum of 400,000 shares of common stock. The Director Plan is administered by the Board of Directors. Under the Director Plan each non-employee director first elected to the Board of Directors after the completion of the initial public offering will receive an option for 10,000 shares on the date of his or her election. The exercise price per share for all options granted under the Director Plan will be equal to the fair market value of the common stock as of the date of grant. All options vest in three equal installments beginning on the first anniversary of the date of grant. Options under the Director Plan will expire ten years from the date of grant and are exercisable only while the optionee is serving as a director of the Company. As of July 31, 1999, 120,000 options had been granted at an exercise price of $2.88 and $4.50 per share and remained outstanding under the Director Plan, of which 93,334 were exercisable.

 1996 Employee Stock Purchase Plan

   On February 2, 1996, the 1996 Employee Stock Purchase Plan ("1996 Purchase Plan") was adopted by the Company's Board of Directors. The 1996 Purchase Plan authorizes the issuance of a maximum of 1,000,000 shares of common stock and is administered by the Compensation Committee of the Board of Directors. All employees of the Company who have completed six months of service with the Company are eligible to participate in the 1996 Purchase Plan with the exception of those employees who own 5% or more of the Company's stock and directors who are not employees of the Company may not participate in this plan. Employees elect to have deducted from 1%-10% of their base compensation. The exercise price for the option is the lesser of 85% of the fair market value of the common stock on the first or last business day of the purchase period (6 months). An employee's rights under the 1996 Purchase Plan terminate upon his or her voluntary withdrawal from the Plan at any time or upon termination of employment.

 Stock-Based Compensation

   The Company has adopted the disclosure provisions of SFAS No. 123 with respect to its stock-based compensation. The effects of applying SFAS No. 123 in this pro forma disclosure may not be representative of the effects on reported income or loss for future years. SFAS 123 does not apply to awards prior to 1995. The Company anticipates additional awards in future years. Had compensation cost for the Company's stock-based compensation plans been determined based on the grant date fair value in accordance with SFAS 123, the Company's net loss and net loss per share for the years ended July 31, 1999, 1998 and 1997 would have been increased to the pro forma amounts indicated below:

                                    As Reported                   Pro Forma
                            ---------------------------- -----------------------------
                              Net Loss    Loss Per Share   Net Loss     Loss Per Share
                            ------------  -------------- -------------  --------------
   Year ended July 31,
    1999................... $(52,043,564)     $(0.60)    $(132,022,235)     $(1.53)
   Year ended July 31,
    1998................... $(28,439,484)     $(0.46)    $ (35,442,185)     $(0.57)
   Year ended July 31,
    1997................... $ (6,619,190)     $(0.12)    $  (9,588,118)     $(0.17)

   The grant date fair value of each stock option was estimated using the Black-Scholes option-pricing model with the following assumptions: expected life of four years for 1999, 1998 and 1997; volatility of 115% for 1999, 100% for 1998 and 70% for 1997; dividend yield of 0% for 1999, 1998 and 1997; weighted average risk-free interest rate of 6.00% in 1999, 5.48% in 1998 and 6.25% in 1997. The weighted average grant date fair values of options granted in 1999, 1998 and 1997 were $8.24, $2.44 and $0.81, respectively.

                                  LYCOS, INC.

8.Income Taxes

   The company did not record any provision for federal and state income taxes through July 31, 1999. The actual tax expense for 1999, 1998 and 1997 differs from "expected" tax expense (computed by applying the statutory U.S. federal corporate tax rate of 34% to earnings before income taxes) as follows:

                                                       Year Ended July 31,
                                                     --------------------------
                                                       1999     1998     1997
                                                     --------  -------  -------
                                                          (In thousands)
   Computed "expected" tax benefit.................  $(17,695) $(9,669) $(2,251)
   Nondeductible amounts and other differences:
     In Process Research and Development...........       --     5,875      --
     Goodwill amortization.........................    16,881    2,301      --
     Other.........................................       126       85     (326)
   Change in valuation allowance for deferred taxes
    allocated to income tax expense................       688    1,408    2,577
                                                     --------  -------  -------
                                                     $    --   $   --   $   --
                                                     ========  =======  =======

   At July 31, 1999 and 1998 deferred income tax assets and liabilities result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The sources and tax effects of these temporary differences are presented below:

                                                                July 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
                                                               (In thousands)
Deferred tax liabilities:
  Book over tax basis of developed technology.............. $  5,259  $  2,806
  Financial basis in excess of income tax basis of avail-
   able-for-sale securities................................   12,582       --
                                                            --------  --------
Total deferred liabilities.................................   17,841     2,806
                                                            --------  --------
Deferred tax assets:
  Deferred Revenue.........................................    2,086     2,169
  Reserves.................................................    4,977     2,307
  Tax in excess of book basis for differences in equity
   investments.............................................   (2,410)    2,164
  Net operating losses and credit carryforwards............   57,050    15,979
  Other....................................................    2,639       594
                                                            --------  --------
Total gross deferred tax assets............................   64,342    23,213
Less valuation allowance...................................  (46,501)  (20,407)
                                                            --------  --------
Net deferred tax asset.....................................   17,841     2,806
                                                            --------  --------
Net deferred income taxes.................................. $    --   $    --
                                                            ========  ========

   In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some or all of the deferred tax asset will not be realized. The Company believes that sufficient uncertainty exists regarding the realizability of the deferred tax assets such that valuation allowances of $46,501,000 and $20,407,000 for July 31, 1999 and 1998 respectively, have been established for deferred tax assets.

   At July 31, 1999, the Company had approximately $151,418,000 of federal and state net operating loss carryforwards which will begin to expire in 2007 for federal purposes and 2004 for state purposes. Utilization of

                                  LYCOS, INC.

the net operating losses may be subject to an annual limitation imposed by change in ownership provisions of Section 382 of the Internal Revenue Code and similar state provisions.

   In accordance with FAS 109, the accounting for the tax benefits of acquired deductible temporary differences, which are not recognized at the acquisition date because a valuation allowance is established, and recognized subsequent to the acquisitions will be applied first to reduce to zero, any goodwill and other noncurrent intangible assets related to the acquisitions. Any remaining benefits would be recognized as reduction of income tax expense. As of July 31, 1999, $21,098,000 of the Company's deferred asset pertains to acquired companies, the future benefits of which will be applied first to reduce to zero any goodwill and other noncurrent intangible related to the acquisitions prior to reducing the Company's income tax expense. Deferred tax assets and related valuation allowance of approximately $23,370,000 relate to certain operating loss carryforwards resulting from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as a credit to additional paid-in capital rather than a reduction of income tax.

   The Company's deferred tax liability relates solely to the difference in bases of acquired assets as well as the tax effects of unrealized gains of available-for-sale securities. A portion or all of net operating loss carryforwards which can be utilized in any year may be limited by changes in ownership of the Company, pursuant to Section 382 of the Internal Revenue Code and similar statutes.

9. Related Party Transactions

   In connection with the formation of the Company, the Company, CMU, CMG@Ventures and CMG Information Services, Inc. ("CMGI") entered into a license agreement ("License Agreement") pursuant to which CMU granted the Company a perpetual, exclusive (with certain limited exceptions), worldwide license to use the Lycos Internet search and indexing technology and the Lycos Catalog. The Company paid licensing fees and additional payments equal to 50% of certain cash receipts, as defined, totaling approximately $1,250,000. All amounts due under the License Agreement were paid as of July 31, 1996. The Company also issued 4,000,000 shares of common stock in connection with this Agreement. The License Agreement was fully amortized as of July 31, 1998.

   On February 9, 1996, the Company sold 366,320 shares and 160,000 shares of common stock and options to acquire 238,904 shares and 104,344 shares of Common Stock to CMU and Dr. Michael Mauldin, respectively, for an aggregate purchase price of $328,950, pursuant to the exercise of preemptive rights granted to these parties in the License Agreement. These preemptive rights were exercised in connection with the issuance of shares of common stock pertaining to the Company's acquisition of Point Communications on October 12, 1995. The options granted to Dr. Mauldin and CMU have an exercise price of $0.50 per share and became fully vested upon completion of the Company's initial public offering in April 1996.

   In addition to amounts paid to CMU in connection with the License Agreement, the Company was also required to pay to CMU an additional $525,000 pursuant to two licenses granted by CMU which were assigned to the Company.

   In April 1998 the remaining carrying value of the License Agreement of approximately $831,000 was written off as it was not considered to have any remaining future economic benefit.

10. Litigation

   In February 1999, the Company announced its intention to enter into a transaction with USA Networks, Inc. and certain affiliated companies pursuant to which, among other things, Lycos would have been merged into

                                  LYCOS, INC.

a subsidiary of USA Networks. In May 1999, the parties to the proposed transaction terminated the merger by mutual agreement.

   Prior to such termination, eight purported class action lawsuits were filed in the Court of Chancery for the State of Delaware in and for New Castle County, by shareholders of the Company allegedly on behalf of all common stockholders of the Company. The complaints request, among other things, that the proposed transaction be enjoined or that rescissionary damages be awarded to the purported class and that plaintiffs be awarded all costs and fees, including attorneys' fees. Although the proposed merger has since been terminated, the suits have not been dismissed. The Company believes that the allegations in the complaints are without merit and intends to contest them vigorously.

   Also prior to the termination of the proposed merger, a series of purported securities class action lawsuits were filed in the United States District Court for the District of Massachusetts. The suits, which have since been consolidated, allege, among other claims, violations of United States Federal securities laws through alleged misrepresentations and omissions relating to the announced transaction with USA Networks. The consolidated complaint seeks an unspecified award of damages. The Company believes that the allegations in the consolidated complaint are without merit and intends to contest them vigorously.

   The Company is also subject to legal proceedings and claims which arise in the ordinary course of its business.

   In the opinion of management, the amount of ultimate liability with respect to all of the above actions will not materially affect the financial position, results of operations or cash flows of the Company.

11. Subsequent Events (unaudited)

 Acquisition of Quote.com, Inc.

   On September 2, 1999, the Company entered into an Agreement and Plan of Merger (the Agreement) with Quote.com, Inc., a California corporation ("Quote.com") in a stock-for-stock transaction. On December 6, 1999 the Company completed the closing of the merger and Quote.com became a wholly-owned subsidiary of the Company. As a result, all outstanding shares of Common Stock and Preferred Stock of Quote.com were converted into an aggregate of 1,346,630 shares of Common Stock of the Company. Additionally, the Company converted all outstanding Quote.com stock options and warrants into approximately 239,000 Lycos options and warrants.

   The acquisition of Quote.com will be accounted for as a purchase. The purchase price will be allocated to the assets acquired and liabilities assumed based on their estimated fair values. Intangible assets will be amortized over a period up to five years. Results of operations for Quote.com will be included with those of the Company for periods subsequent to the date of acquisition.

       The purchase price is expected to be allocated as follows:

       Developed technology, goodwill and other intangible
        assets.................................................. $108,300,000
       Other assets, principally cash...........................    7,126,000
       Liabilities assumed......................................  (14,426,000)
                                                                 ------------
                                                                 $101,000,000
                                                                 ============

 Lycos Asia Joint Venture

   In September 1999, the Company established Lycos Asia as the basis for a joint venture agreement with Singapore Telecommunications Limited (SingTel) to create a localized version of the Lycos Network services to

                                  LYCOS, INC.

be offered in Singapore, Hong Kong, China, Taiwan, India and certain other countries in Southeast Asia. The joint venture is owned 50% by Lycos and 50% by SingTel, a telecommunications provider in Singapore. The investment will be accounted for under the equity method and accordingly, the Company will recognize 50% of the net losses and profits of Lycos Asia when realized.

 Acquisition of Gamesville, Inc.

   On December 3, 1999 the Company completed the closing of the Gamesville, Inc. ("Gamesville") merger in a stock-for-stock transaction and Gamesville became a wholly-owned subsidiary of the Company. Under the terms of the acquisition, which will be accounted for as a pooling of interests, the Company exchanged 3,605,044 shares of Lycos Common Stock for all outstanding shares of Common Stock and Preferred Stock of Gamesville.

Additionally, the Company converted all outstanding Gamesville stock options and warrants into approximately 423,085 Lycos options and warrants.

12. Selected Quarterly Financial Information (unaudited)

   The following table sets forth selected quarterly financial information for the years ended July 31, 1999 and 1998. The operating results for any given quarter are not necessarily indicative of results for any future period.

                             Fiscal 1999 Quarter Ended             Fiscal 1998 Quarter Ended
                         -------------------------------------  ---------------------------------
                         Oct. 31  Jan. 31   Apr. 30   Jul. 31   Oct. 31 Jan. 31 Apr. 30   Jul. 31
                         -------  --------  --------  --------  ------- ------- --------  -------
                                        (In thousands, except per share data)
Total revenues.......... $21,784  $ 30,552  $ 35,082  $ 45,103  $9,303  $12,603 $ 15,129  $19,025
Gross profit............  19,484    24,112    27,939    35,259   7,524    9,884   10,382   15,757
Net income (loss).......  (3,596)  (13,753)  (13,302)  (21,393)    107      301  (22,052)  (6,796)
Basic and diluted net
 income (loss) per
 share.................. $ (0.04) $  (0.16) $  (0.15) $  (0.24) $ 0.00  $  0.00 $  (0.71) $ (0.19)

                                  LYCOS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                    October 31,     July 31,
                                                        1999          1999
                                                    ------------  ------------
                                                    (Unaudited)
                      ASSETS
Current assets:
  Cash and cash equivalents........................ $163,039,067  $152,970,244
  Accounts receivable, net.........................   30,183,953    24,639,514
  License fees receivable..........................   83,101,473    71,843,202
  Prepaid expenses and other current assets........    6,655,510     8,680,831
                                                    ------------  ------------
    Total current assets...........................  282,980,003   258,133,791
                                                    ------------  ------------
Property and equipment, less accumulated
 depreciation......................................    6,634,600     7,471,230
Long-term license fees receivable..................   44,537,500    48,029,100
Investments........................................   43,340,401    48,000,570
Intangible assets, net.............................  477,445,508   505,682,024
Other assets.......................................    4,419,580     7,325,353
                                                    ------------  ------------
    Total assets................................... $859,357,592  $874,642,068
                                                    ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable--current........................... $    887,837  $  2,589,271
  Accounts payable.................................    3,983,660     1,381,721
  Accrued expenses.................................   25,894,868    22,438,326
  Deferred revenues................................   79,329,241    64,016,249
                                                    ------------  ------------
    Total current liabilities......................  110,095,606    90,425,567
Notes payable......................................    2,060,493     2,599,729
Deferred revenues..................................   42,544,375    55,934,152
                                                    ------------  ------------
                                                      44,604,868    58,533,881
Commitments and contingencies......................          --            --
Stockholders' equity:
  Common stock.....................................      980,808       967,071
  Additional paid-in capital.......................  811,426,773   801,494,011
  Deferred compensation............................      (58,169)      (69,802)
  Accumulated deficit.............................. (119,817,822)  (92,295,457)
  Treasury stock, at cost..........................   (3,286,293)   (3,286,293)
  Accumulated other comprehensive income...........   15,411,821    18,873,090
                                                    ------------  ------------
    Total stockholders' equity.....................  704,657,118   725,682,620
                                                    ------------  ------------
    Total liabilities and stockholders' equity..... $859,357,592  $874,642,068
                                                    ============  ============

     See accompanying notes to condensed consolidated financial statements.

                                  LYCOS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                        Three Months Ended
                                                           October 31,
                                                     -------------------------
                                                         1999         1998
                                                     ------------  -----------
Revenues:
  Advertising....................................... $ 39,014,806  $17,274,840
  Electronic commerce, license and other............   17,019,096    7,509,279
                                                     ------------  -----------
    Total revenues..................................   56,033,902   24,784,119
Cost of revenues....................................   11,671,154    5,300,325
                                                     ------------  -----------
    Gross profit....................................   44,362,748   19,483,794
Operating expenses:
  Research and development..........................    9,276,672    5,303,566
  Sales and marketing...............................   30,156,272   16,170,301
  General and administrative........................    5,435,334    2,486,226
  Amortization of intangible assets.................   28,236,516   11,135,885
                                                     ------------  -----------
    Total operating expenses........................   73,104,794   35,095,978
                                                     ------------  -----------
Operating loss......................................  (28,742,046) (15,612,184)
Interest income, net................................    1,699,681    1,896,420
Gain on sale of investments.........................          --    10,119,831
                                                     ------------  -----------
Loss before income taxes............................  (27,042,365)  (3,595,933)
Provision for income taxes..........................      480,000          --
                                                     ------------  -----------
Net loss............................................ $(27,522,365) $(3,595,933)
                                                     ============  ===========
Basic and diluted net loss per share................ $      (0.29) $     (0.04)
                                                     ============  ===========
Shares used in computing basic and diluted net loss
 per share..........................................   95,569,318   83,819,899
                                                     ============  ===========


     See accompanying notes to condensed consolidated financial statements.

                                  LYCOS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                       Three Months Ended
                                                           October 31,
                                                    --------------------------
                                                        1999          1998
                                                    ------------  ------------
Operating activities
Net loss..........................................  $(27,522,365) $ (3,595,933)
Adjustments to reconcile net loss to net cash used
 in operating activities:
  Amortization of deferred compensation...........        11,633        11,634
  Depreciation....................................     1,205,688       885,683
  Amortization of intangible assets...............    28,236,516    11,135,885
  Allowance for doubtful accounts.................     1,672,157      (107,018)
  Gain on sale of investments.....................           --    (10,119,831)
Changes in operating assets and liabilities:
  Accounts receivable.............................    (7,216,596)   (2,495,311)
  License fees receivable.........................    (7,766,671)     (962,810)
  Prepaid expenses and other current assets.......     2,025,321   (12,075,451)
  Other assets....................................     2,905,773    (1,505,584)
  Accounts payable................................     2,601,939    (3,447,969)
  Accrued expenses................................     3,456,542    (3,480,814)
  Deferred revenues...............................     1,923,215     2,557,124
                                                    ------------  ------------
Net cash provided by (used in) operating
 activities.......................................     1,533,152   (23,200,395)
                                                    ------------  ------------
Investing activities
Purchase of property and equipment................      (369,058)     (166,423)
Acquisition costs paid............................           --     (1,114,101)
Cash proceeds from sale of investment.............           --     12,158,790
Cash acquired through acquisitions................           --      1,906,467
Investment in affiliates..........................    (1,101,099)   (1,511,951)
                                                    ------------  ------------
Net cash provided by (used in) investing
 activities.......................................    (1,470,157)   11,272,782
                                                    ------------  ------------
Financing activities
Proceeds from exercise of stock options...........    11,831,894       778,953
Proceeds from issuance of common stock under ESPP.       414,604        82,522
Proceeds from note receivable.....................           --        623,438
Payments on notes payable.........................    (2,240,670)   (2,514,331)
                                                    ------------  ------------
Cash provided by (used in) financing activities...    10,005,828    (1,029,418)
                                                    ------------  ------------
Net increase (decrease) in cash and cash
 equivalents......................................    10,068,823   (12,957,031)
                                                    ------------  ------------
Cash and cash equivalents at beginning of period..   152,970,244   153,728,200
                                                    ------------  ------------
Cash and cash equivalents at end of period........  $163,039,067  $140,771,169
                                                    ============  ============
Schedule of non-cash financing and investing
 activities:
Issuance of common stock upon acquisition of
WhoWhere? Inc.....................................           --   $157,994,762
 Assets and liabilities recorded upon acquisition
  Of WhoWhere? Inc.;
  Accounts receivable.............................           --      2,345,834
  Prepaids........................................           --      1,302,490
  Property and equipment..........................           --      2,914,397
  Notes receivable................................           --        623,438
  Other assets....................................           --         25,351
  Notes payable...................................           --      5,185,591
  Accounts payable................................           --      1,588,709
  Accrued expenses................................           --      1,661,306
  Deferred revenues...............................           --      1,945,682

     See accompanying notes to condensed consolidated financial statements.

                                  LYCOS, INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. The Company and Basis of Presentation

   Lycos, Inc., ("Lycos" or the "Company") is a global Internet navigation and community network that offers globally branded media properties and aggregated content distributed primarily through the Web. Under the "Lycos Network" brand, Lycos provides guides to online content, aggregated third-party content, Web search and directory services and community and personalization features. Lycos seeks to draw a large number of viewers to its Websites by providing multiple destinations for identifying, selecting and accessing resources, services, content and information on the Web. The Company was formed in June 1995 by CMG@Ventures L.P., a wholly-owned subsidiary of CMGI, Inc. The Company operates in one industry segment, generating revenue from selling advertising, electronic commerce and licensing its products and services. The Company's fiscal year end is July 31.

   The accompanying unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and
Article 10 of Regulation S-X. In the opinion of management, these financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of these interim periods. Certain information and related footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes the disclosures in these financial statements are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the Company's audited financial statements for the year ended July 31, 1999, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. The results of operations for the interim periods shown are not necessarily indicative of the results for any future interim period or for the entire fiscal year.

2. Revenue Recognition

   The Company's advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a number of impressions for a fixed fee or on a per impression basis with an established minimum fee. Revenues from advertising are recognized as the services are performed.

   Electronic commerce revenues are derived principally from "slotting fees" paid for selective positioning and promotion within the Company's suite of products as well as from royalties from the sale of goods and services from the Company's Websites. The Company's license and product revenues are derived principally from product licensing fees and fees from maintenance and support of its products. Electronic commerce, license and product revenues are generally recognized upon delivery provided that no significant Company obligations remain and collection of the receivable is probable. In cases where there are significant remaining obligations, the Company defers such revenue until those obligations are satisfied. Fees from maintenance and support of the Company's products including revenues bundled with the initial licensing fees are deferred and recognized ratably over the service period.

   Deferred revenues are comprised of license and electronic commerce fees to be earned in the future on noncancelable agreements at the balance sheet date.

                                  LYCOS, INC.

3. Investments

   In September 1999, the Company established Lycos Asia as the basis for a joint venture agreement with Singapore Telecommunications Limited (SingTel) to create a localized version of the Lycos Network services to be offered in Singapore, Hong Kong, China, Taiwan, India and certain other countries in Southeast Asia. The joint venture is owned 50% by Lycos and 50% by SingTel, a telecommunications provider in Singapore. The investment will be accounted for under the equity method and accordingly, the Company will recognize 50% of the net losses and profits of Lycos Asia when realized. The Company is committed to provide a total of $25 million of capital funding to the joint venture. During November 1999 the Company contributed $5 million of cash to the joint venture.

4. Comprehensive Income (Loss)

   Statement of Financial Accounting Standard No. 130 (SFAS 130), "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustment and unrealized gains and losses on available-for-sale securities. Comprehensive loss was $30,983,634 and $3,516,077 for the quarters ended October 31, 1999 and 1998, respectively. The difference between net loss and comprehensive loss is due to $(3,461,269) and $79,856 of unrealized (losses) gains on marketable securities classified as available-for-sale in the quarters ended October 31, 1999 and 1998, respectively. The $3.5 million unrealized loss on marketable securities for the quarter ended October 31, 1999 is net of an approximate $2.3 million tax benefit from stock option exercises, which is accounted for as a credit to additional paid-in capital rather than a reduction of income tax.

5. Income Taxes

   The Company's effective income tax rate has been established after adjustment for amortization of intangible assets and certain other items which are not deductible for tax purposes. This effective income tax rate may change during the remainder of 2000 if operating results differ significantly from the current operating projections.

6. Reclassifications

   Certain amounts in the quarter ended October 31, 1998 have been reclassified to permit comparison to the current period presentation.

7. Litigation

   In February 1999, the Company announced its intention to enter into a transaction with USA Networks, Inc. and certain affiliated companies pursuant to which, among other things, Lycos would have been merged into a subsidiary of USA Networks. In May 1999, the parties to the proposed transaction terminated the merger by mutual agreement.

   Prior to the termination, eight purported class action lawsuits were filed in the Court of Chancery for the State of Delaware in and for New Castle County by shareholders of Lycos allegedly on behalf of all common stockholders of Lycos. The complaints requested, among other things, that the proposed transaction be enjoined or that rescissionary damages be awarded to the purported class and that plaintiffs be awarded all costs and fees, including attorney's fees. Since the proposed merger was terminated, the suits have been inactive. We believe that the allegations in the complaints are without merit and, as a result of the termination of the proposed merger, are now moot.

                                  LYCOS, INC.

   Also prior to the termination of the proposed merger, certain purported securities class action lawsuits were filed in the United States District Court for the District of Massachusetts. The suits, which have since been consolidated, allege, among other claims, violations of United States securities laws through alleged misrepresentations and omissions relating to the announced transaction with USA Networks. The consolidated complaint seeks an unspecified award of damages. We believe that the allegations in the consolidated complaint are without merit and intend to contest them vigorously. On October 22, 1999, we filed a motion with the court to have the lawsuit dismissed for failure to adequately allege violations of the securities laws.

   A former employee of Lycos has brought suit in Federal District Court in California, seeking compensatory and punitive damages, unpaid and lost wages, attorneys' fees and prejudgment interest based on alleged gender discrimination, harassment, retaliation, wrongful discharge, breach of implied contract, fraud, and wage and hour violations. The matter is currently scheduled for trial in March 2000. We believe that the allegations in the complaint are without merit, and we have contested, and will continue to contest, them vigorously.

   In November 1999, AIWF Trust, a former shareholder of WiseWire Corporation, filed a lawsuit in the Court of Common Pleas of Allegheny County, Pennsylvania, against WiseWire, representatives of former shareholders of WiseWire, and Lycos, as WiseWire's alleged successor in interest. In this lawsuit, AIWF Trust alleged that pursuant to a 1996 subscription agreement between AIWF Trust and WiseWire, AIWF Trust was entitled to 2,500,000 shares of WiseWire common stock instead of the 25,000 shares it received. AIWF Trust seeks the equivalent of 2,500,000 shares of WiseWire common stock in Lycos common stock, which amounts to approximately 748,000 shares of Lycos common stock. Lycos believes that the allegations in the complaint are without merit and intends to contest them vigorously. In addition, Lycos has asserted a claim against the escrow deposit created in connection with Lycos' acquisition of WiseWire, which currently contains approximately 329,000 shares of Lycos common stock.

   The Company is also subject to legal proceedings and claims which arise in the ordinary course of its business.

   In the opinion of management, the amount of ultimate liability with respect to all of the above actions will not materially affect the financial position, results of operations or cash flows of the Company.

8. Subsequent Events

 Acquisition of Quote.com, Inc.

   On September 2, 1999, the Company entered into an Agreement and Plan of Merger (the Agreement) with Quote.com, Inc., a California corporation ("Quote.com") in a stock-for-stock transaction. On December 6, 1999 the Company completed the closing of the merger and Quote.com became a wholly-owned subsidiary of the Company. As a result, all outstanding shares of Common Stock and Preferred Stock of Quote.com were converted into an aggregate of 1,346,630 shares of Common Stock of the Company. Additionally, the Company converted all outstanding Quote.com stock options and warrants into approximately 239,000 Lycos options and warrants.

   The acquisition of Quote.com will be accounted for as a purchase. The purchase price will be allocated to the assets acquired and liabilities assumed based on their estimated fair values. Intangible assets will be amortized over a period up to five years. Results of operations for Quote.com will be included with those of the Company for periods subsequent to the date of acquisition.

                                  LYCOS, INC.

       The purchase price is expected to be allocated as follows:

       Developed technology, goodwill and other intangible
        assets.................................................. $108,300,000
       Other assets, principally cash...........................    7,126,000
       Liabilities assumed......................................  (14,426,000)
                                                                 ------------
                                                                 $101,000,000
                                                                 ============

 Acquisition of Gamesville, Inc.

   On December 3, 1999 the Company completed the closing of the Gamesville, Inc. ("Gamesville") merger in a stock-for-stock transaction and Gamesville became a wholly-owned subsidiary of the Company. Under the terms of the acquisition, which will be accounted for as a pooling of interests, the Company exchanged 3,605,044 shares of Lycos Common Stock for all outstanding shares of Common Stock and Preferred Stock of Gamesville. Additionally, the Company converted all outstanding Gamesville stock options and warrants into approximately 423,085 Lycos options and warrants.

 Investment in Lycos Japan Joint Venture

   During November 1999 the Company and Sumitomo Corporation each invested an additional $14.5 million in Lycos Japan. A new partner, Kadokawa Publishing Co., Ltd. also joined the joint venture via an investment of approximately $7.3 million, representing an approximate 12% ownership interest. As a result of the additional investments and new partner, the Company's ownership of the joint venture changed to approximately 35%, while Sumitomo's ownership changed to approximately 44%. The Company accounts for this investment under the equity method of accounting. For the three months ended October 31, 1999 the Company did not record any losses in the joint venture as the Company's carrying value of the Lycos Japan joint venture was zero. As a result of the additional investment, the Company has increased its carrying value and may realize additional equity losses in the joint venture in periods subsequent to the additional investment.

 Investment in Lycos Asia Joint Venture

   During November 1999 the Company invested approximately $5.0 million in Lycos Asia, a joint venture owned 50% by Lycos. Under the joint venture agreement, the Company is committed to providing aggregate capital investments of $25 million to Lycos Asia. The Company accounts for this investment under the equity method of accounting. For the three months ended October 31, 1999 the Company did not record any losses in the joint venture as the Company's carrying value of the Lycos Asia joint venture was zero. As a result of the investment, the Company has increased its carrying value and may realize equity losses in the joint venture in periods subsequent to the additional investment.

 Investment in iCOMS

   On November 23, 1999, the Company entered into an agreement with iCOMS, Inc. pursuant to which the Company purchased 3,032,698 shares of iCOMS' Series C Preferred Stock representing approximately 14% ownership in iCOMS. At the same time, the Company entered into a Services Agreement with iCOMS pursuant to which iCOMS will provide certain operational, engineering and merchant support services to the Company in connection with the Company's LYCOShop e-commerce initiative. The Company issued 166,080 unregistered shares of Common Stock in exchange for iCOMS' Series C Preferred Stock and for the services to be rendered by iCOMS under the Services Agreement. The Company accounts for its investment in iCOMS on the cost method.

[Graphic of a black Labrador retriever in a sitting position with one front paw upraised. The dog appears on a yellow background.]


 [On the bottom of the page is a black border containing the Lycos "Go Get It!" slogan in a yellow oval. The Lycos web address appears in yellow text below the yellow oval.]

[LYCOS LOGO APPEARS HERE]

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   Lycos will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

      SEC registration fee............................................ $120,120
      NASD filing fee.................................................   30,500
      NASDAQ National Market listing fee..............................   17,500
      Accounting fees and expenses....................................  100,000
      Legal fees and expenses.........................................  300,000
      Printing expenses...............................................  120,000
      Miscellaneous expenses..........................................  111,880
                                                                       --------
          Total....................................................... $800,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

   As permitted by Section 145 of the Delaware General Corporation Law, Lycos' Amended and Restated Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, the Delaware General Corporation Law and Lycos' Amended and Restated By-laws provide for indemnification of Lycos' directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Lycos, and with respect to any criminal action or proceeding, actions that the indemnitee has no reasonable reason to believe were unlawful.

   Lycos has purchased insurance with respect to, among other things, the liabilities that may arise under the provisions referred to above. The directors and officers of Lycos also are insured against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended, which might be incurred by them in such capacities and against which they are not indemnified by Lycos.

   Lycos has entered into separate indemnification agreements with its directors and officers. The indemnification agreements create certain indemnification obligations of Lycos in favor of the directors and officers and, as permitted by applicable law, will clarify and expand the circumstances under which a director or officer will be indemnified.

Item 16. Exhibits

  1.1+ Form of Underwriting Agreement.
  4.1+ Specimen Certificate for shares of common stock (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (Reg.
       No. 333-1354)).
  5.1+ Opinion of Testa, Hurwitz & Thibeault, LLP.
 23.1* Consent of KPMG LLP, independent accountants to Lycos, Inc.
 23.2* Consent of KPMG LLP, independent accountants to Wired Ventures, Inc.
 23.3+ Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1).
 24.1+ Power of Attorney (included on signature page).

--------

+ Previously filed.

* Filed herewith.

Item 17. Undertakings

A. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. Undertaking in Respect of Indemnification

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

C. Undertaking Pursuant to Rule 430A

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 11th day of January 2000.

                                          LYCOS, INC.

                                                 /s/ Robert J. Davis*
                                          By: _________________________________
                                                      Robert J. Davis
                                               President and Chief Executive
                                                          Officer


   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             Signature                       Title                  Date
             ---------                       -----                  ----

        /s/ Robert J. Davis*        President, Chief          January 11, 2000
 _________________________________   Executive Officer and
          Robert J. Davis            Director (Principal
                                     Executive Officer)

        /s/ Edward M. Philip        Chief Operating Officer   January 11, 2000
 _________________________________   and Chief Financial
          Edward M. Philip           Officer (Principal
                                     Financial and
                                     Accounting Officer)

     /s/ John M. Connors, Jr.*      Director                  January 11, 2000
 _________________________________
        John M. Connors, Jr.

       /s/ Richard H. Sabot*        Director                  January 11, 2000
 _________________________________
          Richard H. Sabot

        /s/ Daniel J. Nova*         Director                  January 11, 2000
 _________________________________
           Daniel J. Nova

         /s/ Peter A. Lund*         Director                  January 11, 2000
 _________________________________
           Peter A. Lund

*By: /s/ Edward M. Philip
  --------------------------

    Edward M. Philip

    Attorney-in-Fact

                               INDEX TO EXHIBITS

 Exhibit
 Number  Description
 ------- -----------
  1.1+   Form of Underwriting Agreement.

  4.1+ Specimen Certificate for shares of common stock (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1
         (Reg. No. 333-1354)).

  5.1+   Opinion of Testa, Hurwitz & Thibeault, LLP.

 23.1*   Consent of KPMG LLP, independent accountants to Lycos, Inc.

 23.2*   Consent of KPMG LLP, independent accountants to Wired Ventures, Inc.

 23.3+   Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1).

 24.1+   Power of Attorney (included on signature page).

--------

+ Previously filed.

* Filed herewith.